HUNTSMAN CORPORATION

Notice of 2008 Annual Meeting

Proxy Statement

2007 Annual Report

HUNTSMAN

Enriching lives through innovation

HUNTSMAN

SEC Mail Processing Section

OCT 29 2008

Washington, DC 101

Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

October 24, 2008

Dear Stockholder:

Huntsman Corporation's 2008 Annual Meeting of Stockholders will be held on Wednesday, November 19, 2008, at 8:30 a.m., local time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010. You are cordially invited to attend. Your Annual Meeting materials, including the Annual Report, Notice of Annual Meeting, Proxy Statement and Proxy Card from Huntsman Corporation's Board of Directors, are enclosed.

At this year's Annual Meeting you will be asked to: (1) elect as Class I directors the two nominees named in the accompanying Proxy Statement; (2) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm; and (3) transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof in accordance with our Bylaws. The Board recommends that you vote **FOR** the election of the Class I director nominees named in the accompanying Proxy Statement and **FOR** ratification of the appointment of our independent registered public accounting firm. Please refer to the accompanying Notice of Annual Meeting and Proxy Statement for detailed information on each of the proposals to be considered at the Annual Meeting.

It is important that you use this opportunity to take part in the affairs of Huntsman Corporation by voting on the business to come before the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, we ask that you vote as soon as possible. You may vote by mailing a completed proxy card, by telephone or via the Internet. For detailed information regarding voting instructions, please refer to the accompanying Proxy Statement.

We look forward to seeing you at the Annual Meeting.

Very truly yours,

Jon M. Huntsman
Chairman of the Board

HUNTSMAN

Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 19, 2008

TO THE STOCKHOLDERS OF HUNTSMAN CORPORATION:

The 2008 Annual Meeting of Stockholders of Huntsman Corporation will be held at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010, on Wednesday, November 19, 2008, at 8:30 a.m., local time. We are holding the Annual Meeting for the following purposes:

1. To elect as Class I directors the two nominees named in the accompanying Proxy Statement, each to serve until the 2011 Annual Meeting of Stockholders or until his or her successor has been duly elected and qualified.
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2008.
3. To transact such other business as may properly come before the Annual Meeting and at any adjournments or postponements of the Annual Meeting in accordance with our Bylaws.

The above matters are fully described in the accompanying Proxy Statement, which is part of this notice. We have not received notice of any other matters that may be properly presented at the Annual Meeting.

Only stockholders of record at the close of business on October 22, 2008 are entitled to vote at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at Huntsman's principal executive offices at 500 Huntsman Way, Salt Lake City, Utah 84108 for 10 days prior to the Annual Meeting. If you would like to review the stockholder list, please call or email Huntsman Investor Relations at (801) 584-5860 or *ir@huntsman.com* to schedule an appointment.

Even if you plan to attend the Annual Meeting, please vote by mailing a completed proxy card, by telephone or via the Internet as promptly as possible to ensure that your shares are represented. For specific instructions on voting, please refer to the instructions on the proxy card or the information forwarded by your broker, bank or other holder of record. Even if you have voted your proxy, you may still vote in person if you attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the Annual Meeting, you must obtain a proxy issued in your name from such broker, bank or other nominee.

By Order of the Board of Directors,

Samuel D. Scruggs
Secretary

October 24, 2008

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 19, 2008

This Notice of Annual Meeting of Stockholders, the Proxy Statement for the 2008 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended December 31, 2007 of Huntsman Corporation are available at *www.huntsman.com*.

TABLE OF CONTENTS

HUNTSMAN CORPORATION

500 Huntsman Way
Salt Lake City, Utah 84108

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 19, 2008

GENERAL

This Proxy Statement and accompanying proxy card are being furnished to the stockholders of Huntsman Corporation in connection with the solicitation of proxies by its Board of Directors (the "Board"). The proxies are to be voted at our 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010, at 8:30 a.m., local time, on Wednesday, November 19, 2008, and any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting. The Board is not aware of any other matters to be presented at the Annual Meeting.

This Proxy Statement and the accompanying proxy card, which are accompanied by our Annual Report to Stockholders for the year ended December 31, 2007, have been first mailed to stockholders on or about October 24, 2008. Stockholders are referred to the Annual Report for financial and other information about our activities. The Annual Report is not incorporated by reference into this Proxy Statement and is not deemed to be a part hereof.

We sent you this Proxy Statement and the accompanying proxy card because our Board is soliciting your proxy to vote your shares at the Annual Meeting. We will bear the cost of the solicitation, including the cost of the preparation, assembly, printing and mailing of this Proxy Statement, the proxy card and any additional information furnished to our stockholders. In addition to solicitation by mail, certain of our directors, officers and employees may, without extra compensation, solicit proxies by telephone, facsimile, electronic means and personal interview. We have hired D.F. King & Co., Inc. to help us distribute and solicit proxies and have agreed to pay D.F. King $7,500, plus reimbursement for out-of-pocket expenses, for these services. We will also make arrangements with brokerage houses, custodians, nominees and other fiduciaries to send proxy materials to their principals, and we will reimburse them for postage and clerical expenses.

As an alternative to receiving printed copies of these materials in future years, you may elect to receive and access future annual meeting materials electronically. Choosing this option will save us the cost of printing and mailing these annual meeting materials. If you have a computer with Internet access, we hope you will try this electronic distribution method. If your shares are registered directly in your name with our transfer agent, The Bank of New York Mellon, you can choose to receive and access future annual meeting materials electronically by going to the BNY Mellon Shareowner Services website at *www.bnymellon.com/shareowner/isd*. If your shares are held in brokerage accounts, please refer to the information provided by your bank, broker or nominee for instructions on how to elect to receive future annual meeting materials via the Internet.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will vote upon the matters outlined in the notice of meeting, including the election of two Class I directors, the ratification of Deloitte & Touche LLP as our independent registered public accounting firm and consideration of any other matters properly presented at the Annual Meeting in accordance with our Bylaws. In addition, our management will report on our performance and respond to questions from stockholders following the adjournment of the formal business at the Annual Meeting.

2. Will the Annual Meeting be held if our merger with Hexion Specialty Chemicals, Inc. is consummated before November 19, 2008, the date of the Annual Meeting?

No, we will not hold the Annual Meeting if our pending merger with Hexion is consummated before the date of the Annual Meeting. However, we ask that you vote as soon as possible so that the required quorum will be represented at the Annual Meeting in the event that the merger has not been consummated by such date.

We entered into a merger agreement with Hexion Specialty Chemicals, Inc. on July 12, 2007. We are continuing to seek consummation of the merger. If the merger is consummated before November 19, 2008 (the date of the Annual Meeting), we will not hold the Annual Meeting. In such event, we will make a public announcement to that effect. If you intend to attend the Annual Meeting in person, you should check our public announcements prior to the November 19, 2008 meeting date to confirm that the merger has not occurred. For additional information regarding our merger with Hexion, please see our public filings with the SEC, available at *www.huntsman.com* by clicking on our investor relations link.

3. What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Peter R. Huntsman, our President, Chief Executive Officer and a Director, and Samuel D. Scruggs, our Executive Vice President, General Counsel and Secretary, have been designated by our Board as proxies for the Annual Meeting.

4. What is a proxy statement?

It is a document that the regulations of the Securities and Exchange Commission ("SEC") require us to give you when we ask that you designate Peter R. Huntsman and Samuel D. Scruggs each as proxies to vote on your behalf. This Proxy Statement includes information about the proposals to be considered at the Annual Meeting and other required disclosures, including information about our Board and executive officers.

5. Who may attend the Annual Meeting?

The Board set October 22, 2008 as the record date for the Annual Meeting. All stockholders of record who owned shares of common stock at the close of business October 22, 2008, or their duly appointed proxies, may attend the Annual Meeting or any adjournments or postponements thereof, as may our invited guests. Seating is limited and admission is on a first-come, first-served basis. Please note that if you hold shares in "street name" (that is, in a brokerage account or through a bank or other nominee), you will need to bring a copy of a statement reflecting your share ownership as of October 22, 2008. Any person attending will need to bring personal identification and check in at the registration desk at the Annual Meeting.

6. What is the record date and what does it mean?

The record date for the Annual Meeting is October 22, 2008. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to:

- receive notice of the Annual Meeting; and

- vote at the Annual Meeting and any adjournments or postponements of the Annual Meeting in accordance with our Bylaws.

7. Who can vote?

Each stockholder who owned common stock at the close of business on October 22, 2008, the record date, is entitled to one vote for each share of common stock held on all matters to be voted on. At the close of business on the record date, there were 234,430,785 shares of our common stock outstanding.

8. What am I voting on?

You will be voting on the following two items of business at the Annual Meeting:

- To elect as Class I directors the two nominees named in this Proxy Statement, each to serve until the 2011 Annual Meeting of Stockholders or until his or her successor has been duly elected and qualified.
- The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

We are not aware of any other business to be conducted at the Annual Meeting.

9. How many votes are required to hold the Annual Meeting?

The required quorum for the transaction of business at the Annual Meeting is a majority of shares of our common stock issued and outstanding on the record date. Consequently, the presence of the holders of at least 117,215,393 shares of common stock is required to establish a quorum at the Annual Meeting. Shares that are voted "FOR," "AGAINST" or "ABSTAIN" with respect to a particular matter are treated as being present at the Annual Meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Annual Meeting with respect to such matter.

10. What is the difference between a stockholder of record and a stockholder who holds stock in street name?

Most stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned in street name.

- *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly by mailing a completed proxy card, by telephone or via the Internet or to vote in person at the Annual Meeting.
- *Street Name.* If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker or nominee, which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtained a signed proxy from the record holder giving you the right to vote the shares. Your broker or nominee has provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

11. What different methods can I use to vote?

If you are a stockholder of record, you may vote by written proxy card, by telephone, via the Internet or in person at the Annual Meeting.

If you are a street name holder, you may direct your broker or nominee how to vote your shares; however, you may not vote in person at the Annual Meeting unless you have obtained a signed proxy from the record holder giving you the right to vote your beneficially owned shares. In addition, if you are a street name holder, you may vote by telephone or via the Internet if your bank or broker makes those methods available, in which case the bank or broker enclosed the instructions with this Proxy Statement.

The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate your identity, to allow you to vote your shares and to confirm that your instructions have been properly recorded.

12. What are my voting choices when voting for director nominees, and what vote is needed to elect Directors?

In the vote on the election of the two Class I director nominees to serve until the 2011 Annual Meeting, you may:

- vote in favor of all nominees;
- withhold votes as to all nominees; or
- withhold votes as to specific nominees.

The nominees receiving a plurality of the votes cast at the Annual Meeting for the election of directors will be elected as directors. Withholding votes as to a nominee will have no effect on the election of that nominee. You may not cumulate your votes in the election of directors.

The Board recommends a vote ***FOR*** each of the nominees named in this Proxy Statement.

13. What are my voting choices when voting on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2008, and what vote is needed to ratify their appointment?

In the vote on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, you may:

- vote in favor of the ratification;
- vote against the ratification; or
- abstain from voting on the ratification.

The proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm will require approval by holders of a majority of the shares represented in person or by proxy and entitled to vote at the Annual Meeting.

The Board recommends a vote ***FOR*** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm.

14. What if I don't specify a choice for a matter when returning my proxy?

You should specify your choice for each matter on the enclosed proxy. If you sign and return your proxy but do not give specific instructions, your proxy will be voted ***FOR*** the election of all director nominees named in this proxy statement and ***FOR*** the proposal to ratify the appointment of Deloitte & Touche LLP.

15. Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange ("NYSE") rules to cast votes on certain "routine" matters if they do not receive instructions from their customers. The election of directors and the ratification of the selection of independent registered public accounting firms are considered routine matters for which brokerage firms may vote shares for which they have not received voting instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

16. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. In the election of directors, which requires a plurality of votes, broker non-votes will have no effect. In the ratification of the appointment of our independent registered public accounting firm, abstentions will have the same effect as a vote against ratification, and broker non-votes will not be counted for determining the number of shares represented at the Annual Meeting for purposes of the vote on the ratification and will not have an effect on the outcome of the proposal.

17. What happens if additional proposals are presented at the Annual Meeting?

Other than the election of directors and the ratification of the appointment of the independent registered public accounting firm, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxyholders will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. Under our Bylaws, the deadline for notifying us of any additional proposals to be presented at the Annual Meeting has passed and, accordingly, stockholders may not present proposals at the Annual Meeting.

18. May I vote confidentially?

Yes. We treat all stockholder meeting proxies, ballots and voting tabulations confidentially if the stockholder has requested confidentiality on the proxy or ballot.

If you so request, your proxy will not be available for examination nor will your vote be disclosed prior to the tabulation of the final vote at the Annual Meeting except (1) to meet applicable legal requirements or (2) to allow the independent election inspectors to count and certify the results of the vote. The independent election inspectors may, however, at any time inform us whether or not a stockholder has voted.

19. Can I change my vote after submitting my proxy?

If you are a stockholder of record, you may revoke a previously submitted proxy at any time before the polls close at the Annual Meeting by:

- submitting another proxy card with a later date;
- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;

- giving written notice of revocation to our Corporate Secretary by mail to Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah 84108 or by facsimile at (801) 584-5782; or
- attending the Annual Meeting and voting in person.

Attending the Annual Meeting will not by itself have the effect of revoking a previously submitted proxy.

If you are a street name holder, you must follow the instructions on revoking your proxy, if any, provided by your bank or broker.

20. What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent, The Bank of New York Mellon. Please vote all of these shares. We recommend that you contact your broker and/or The Bank of New York Mellon to consolidate as many accounts as possible under the same name and address. Please submit your request by mail to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015, or by telephone at 1-877-296-3711. BNY Mellon Shareowner Services may also be reached through its website at *www.bnymellon.com/shareowner/isd*.

21. What is "householding"?

We may send a single set of proxy materials and other stockholder communications to any household at which two or more stockholders reside. This process is called "householding." This reduces duplicate mailings and saves printing and postage costs as well as natural resources. Proxy materials and other stockholder communications to you may be householded based on your prior express or implied consent. If you wish to receive a separate copy of our proxy statement or annual report for each stockholder sharing your address in the future, please contact us by mail in care of BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015, or by telephone at 1-877-296-3711, and we will promptly deliver to you the requested material. If you are receiving multiple copies and would like to receive a single copy, or if you would like to opt out of this householding practice for future mailings, please submit your request by mail to our transfer agent, The Bank of New York Mellon, at BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015, or by telephone at 1-877-296-3711. BNY Mellon Shareowner Services may also be reached through its website at *www.bnymellon.com/shareowner/isd*.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

General

The size of our Board is currently set at eight, divided into three classes serving staggered terms, with one class being elected each year to serve a three-year term. The two Class I Board members, whose terms expire at the Annual Meeting, are Jon M. Huntsman and Marsha J. Evans. The Nominating and Corporate Governance Committee of our Board has approved and recommended, and our Board has unanimously nominated, each of Mr. Huntsman and Ms. Evans for re-election as Class I directors to serve until our 2011 Annual Meeting or upon a successor being elected and qualified. We did not pay any third-party fees to assist in the process of identifying or evaluating candidates.

A plurality of the votes cast in person or by proxy by the holders of our common stock is required to elect each director. Accordingly, under Delaware law, our Articles of Incorporation and our Bylaws, withheld votes and broker non-votes (which occur if a broker or other nominee does not have discretionary authority and has not received instructions with respect to the particular item) are not counted and have no effect on the election of directors. Unless otherwise indicated on the proxy, the persons named as proxies in the enclosed proxy will vote **FOR** each of the director nominees listed below. Although we have no reason to believe that any of the nominees will be unable to serve if elected, should any of the nominees become unable to serve prior to the Annual Meeting, the proxies will be voted for the election of such other persons as may be nominated by the Board. Stockholders may not cumulate their votes in the election of directors.

It is our policy for directors to attend our annual meetings to provide an opportunity for stockholders to communicate directly with directors about issues affecting our company.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH CLASS I DIRECTOR NOMINEE LISTED BELOW

Nominees and Existing Directors

Information with respect to the directors nominated for re-election this year, as well as the directors whose terms expire in subsequent years, is presented below, as of October 15, 2008.

Nominees for Class I Directors

Jon M. Huntsman	Mr. Huntsman, age 71, has served as Chairman of the Board of Directors since October 2004. He has been Chairman of the Board of all Huntsman companies since he founded his first plastics company in 1970. Mr. Huntsman served as the Chief Executive Officer of our company and all of our affiliated companies from 1970 to 2000. Mr. Huntsman is currently a director or manager of Huntsman International LLC and certain of our other subsidiaries. In addition, Mr. Huntsman serves or has served as Chairman or as a member of numerous philanthropic and industry boards, including the American Red Cross, The Wharton School, University of Pennsylvania, Primary Children's Medical Center Foundation, the Chemical Manufacturers Association and the American Plastics Council. Mr. Huntsman was selected in 1994 as the chemical industry's top Chief Executive Officer for all businesses in Europe and North America and received the 2006 Chemical Industry Award. Mr. Huntsman formerly served as Special Assistant to the President of the United States and as Vice Chairman of the U.S. Chamber of Commerce. He is the Chairman and Founder of the Huntsman Cancer Institute. Mr. Huntsman is the father of our President, Chief Executive Officer and Director, Peter R. Huntsman.
Marsha J. Evans	Ms. Evans, age 61, has served as a Director since August 2005. Ms. Evans served as President and Chief Executive Officer of The American Red Cross from August 2002 until December 2005. Ms. Evans previously served as the National Executive Director of Girl Scouts of the USA from 1998 until July 2002. She served with the United States Navy for 29 years, where she was commissioned ensign in 1968 and attained the rank of rear admiral before retiring in 1998. Prior to retirement, she served as superintendent of the Naval Postgraduate School in Monterey, California, and as director of the George C. Marshall European Center for Security Studies. Ms. Evans also serves as a director of Weight Watchers International, Inc., Lehman Brothers Holdings Inc. and Office Depot, Inc.

Class II Directors (term expires in 2009)

Peter R. Huntsman	Mr. Huntsman, age 45, has served as a Director since October 2004. Mr. Huntsman also serves as President and Chief Executive Officer of our company. Prior to his appointment in July 2000 as Chief Executive Officer, Mr. Huntsman served as President and Chief Operating Officer since 1994. In 1987, Mr. Huntsman joined Huntsman Polypropylene Corporation as Vice President before serving as Senior Vice President and General Manager. Mr. Huntsman has also served as Senior Vice President of Huntsman Chemical Corporation and as Senior Vice President of Huntsman Packaging Corporation, a former subsidiary of our company. Mr. Huntsman is currently a director or manager of Huntsman International LLC and certain of our other subsidiaries. Mr. Huntsman is the son of our Chairman, Jon M. Huntsman.
Wayne A. Reaud	Mr. Reaud, age 61, has served as a Director and Chairman of the Compensation Committee since March 2005. Mr. Reaud is a trial lawyer and the founder of the law firm of Reaud, Morgan & Quinn. For over 30 years, he has represented clients in significant cases involving personal injury, product and premises liability, toxic torts and business litigation. Mr. Reaud has handled first impression mass tort litigation involving asbestos premises liability claims, including the largest asbestos product liability class action lawsuit in the history of Texas courts. He also represented the State of Texas in its landmark litigation against the tobacco industry. Mr. Reaud currently serves as Chairman of the Board of the Beaumont Foundation of America and is President and a Director of the Reaud Charitable Foundation. He is a Life Fellow of the Texas Bar Foundation and a Fellow of the International Society of Barristers. Mr. Reaud was chosen as the Most Distinguished Alumni of Texas Tech University Law School in 1998. He is listed in Best Lawyers in America.
Alvin V. Shoemaker	Mr. Shoemaker, age 70, has served as a Director since March 2005. Mr. Shoemaker has been a private investor since his retirement as Chairman of the Board of First Boston Corporation and First Boston, Inc. (now Credit Suisse First Boston) in 1989, a position he assumed in 1983. Mr. Shoemaker also serves as a director of Wynn Resorts, Limited.

Class III Directors (term expires in 2010)

Nolan D. Archibald	Mr. Archibald, age 65, has served as a Director since March 2005. Mr. Archibald has been President and Chief Executive Officer of The Black & Decker Corporation since 1986 and Chairman of the Board of The Black & Decker Corporation since 1987. Mr. Archibald also serves as a director of Lockheed Martin Corporation and Brunswick Corporation.
H. William Lichtenberger ...	Mr. Lichtenberger, age 72, has served as a Director and Chairman of the Nominating and Governance Committee since March 2005. Mr. Lichtenberger was the Chairman and Chief Executive Officer of Praxair, Inc. from 1992 until his retirement in 2000. From 1990 until 1992, he was President and Chief Operating Officer of Union Carbide Corporation. Mr. Lichtenberger also serves as a director of Ingersoll-Rand Company Limited.
Richard A. Michaelson	Mr. Michaelson, age 56, has served as a Director and Chairman of the Audit Committee since October 2004. Mr. Michaelson is the Chief Financial Officer of Life Sciences Research Inc., a contract research organization providing global outsourcing services to the pharmaceutical industry. Prior to his joining LSR in 1998, he was a partner in Focused Healthcare Partners, a healthcare investment company. Mr. Michaelson was the Chief Financial Officer of Unilab Corporation, California's largest provider of clinical laboratory services, from 1993 to 1997, and held a succession of senior management positions at MetPath (now Quest Diagnostics) between 1982 and 1993. Mr. Michaelson was a financial analyst at IBM from 1979 to 1982.

PROPOSAL NO. 2—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITOR

General

The Audit Committee of the Board has appointed Deloitte & Touche LLP ("Deloitte & Touche") to serve as our independent registered public accounting firm and to audit our consolidated financial statements for 2008. Deloitte & Touche has served as our auditors since 1984. The Audit Committee has been advised by Deloitte & Touche that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in us or our subsidiaries. As a matter of good corporate governance, the Audit Committee has determined to submit its selection of Deloitte & Touche to stockholders for ratification.

Ratification of the appointment of the independent registered public accounting firm requires the affirmative vote of a majority of the shares of our common stock represented in person or by proxy and entitled to vote at the Annual Meeting. Accordingly under Delaware law, our Articles of Incorporation and our Bylaws, abstentions have the same legal effect as a vote against this proposal, but a broker non-vote is not counted for purposes of determining the number of shares represented in person or by proxy and entitled to vote at the Annual Meeting.

If the selection of the independent registered public accounting firm is not ratified, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interest of our company and our stockholders.

One or more representatives of Deloitte & Touche are expected to attend the Annual Meeting and will be available to respond to appropriate questions and, if they desire, will have an opportunity to make a statement.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008

Fees Billed by Deloitte & Touche

The following table shows the aggregate fees billed by Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu and their respective affiliates in each of the last two fiscal years for the services indicated (dollars in millions):

	2007	2006
Audit Fees	$13.4	$17.0
Audit-Related Fees	0.3	1.7
Tax Fees	4.0	4.9
All Other Fees	—	—
Total	$17.7	$23.6

Audit Fees. Fees for audit services include fees associated with annual integrated audits, reviews of annual reports on Form 10-K and quarterly reports on Form 10-Q, statutory audits required internationally, services related to comfort letters and consents and assistance with other filings and public offering documents filed with the SEC.

Audit-Related Fees. Fees for audit-related services principally include due diligence in connection with acquisitions and related accounting consultations, compliance with financing arrangements and attest services that were not required by statute or regulation.

Tax Fees. Fees for tax services include tax compliance, tax advice and tax planning including, but not limited to, international tax compliance and advice, federal and state tax advice, mergers and acquisitions tax advice and assistance with the preparation of foreign tax returns (including expatriate tax return preparation).

All Other Fees. All other fees include fees for services not included in audit fees, audit-related fees and tax fees.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has, by resolution, adopted policies and procedures regarding the pre-approval of the performance by Deloitte & Touche of certain audit and non-audit services. Deloitte & Touche may not perform any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation. Deloitte & Touche may not perform any service unless the approval of the Audit Committee is obtained prior to the performance of the services, except as may otherwise be provided by law or regulation. The Audit Committee has pre-approved, by category, the performance by Deloitte & Touche of certain audit and accounting services, certain tax services, and, provided that fees do not exceed $250,000 per individual project, certain other tax services and audit-related services. The Audit Committee has delegated to the committee chairperson the power to pre-approve services beyond those previously described, provided that no services may be approved that are prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or that appear reasonably likely to compromise the independence of Deloitte & Touche. Any pre-approval granted by the chairperson is reviewed by the Audit Committee at its next regularly scheduled meeting. In addition, the Audit Committee receives an annual report detailing the prior year's expenditures consistent with the SEC's accountant fee disclosure requirements.

Since 2003, the Audit Committee has approved all audit and permissible non-audit services prior to such services being provided by Deloitte & Touche.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The Audit Committee of the Board (the "Committee") assists the Board in fulfilling its oversight responsibilities with respect to the external reporting process and the adequacy of Huntsman's internal controls. Specific responsibilities of the Committee are set forth in the Audit Committee Charter, a copy of which can be found on Huntsman's website at *www.huntsman.com*. The members of the Committee are Messrs. Michaelson, Lichtenberger and Shoemaker, each of whom meets the independence requirements of Rule 10A-3 of the Exchange Act and applicable NYSE independence rules.

The Committee has reviewed and discussed Huntsman's audited financial statements for the year ended December 31, 2007 with Huntsman's management. The Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence.

Based on the review and discussions referred to in the preceding paragraph, the Committee recommended to the Board that Huntsman's audited financial statements for the year ended December 31, 2007 be included in Huntsman's Annual Report on Form 10-K for the year ended December 31, 2007.

AUDIT COMMITTEE

Richard A. Michaelson, Chair
H. William Lichtenberger
Alvin V. Shoemaker

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common stock as of October 15, 2008 by:

- each person who we know owns beneficially more than 5% of our common stock;
- each of our directors;
- our chief executive officer, chief financial officer and each of our three other most highly compensated executive officers in 2007; and
- all of our executive officers and directors as a group.

Under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if the person directly or indirectly has or shares the power to vote or dispose of the shares, whether or not the person has any pecuniary interest in the shares, or if the person has the right to acquire the power to vote or dispose of the shares, including any right to acquire through the exercise of any option, warrant or right.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
HMP Equity Trust(3)	47,835,325	20.4%
Huntsman Family Holdings Company LLC(3)	47,835,325	20.4%
MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.(3),(4)	47,835,325	20.4%
The Jon and Karen Huntsman Foundation	21,782,000	9.3%
D. E. Shaw & Co., L.P.(5)	21,725,642	9.3%
Citadel LP(6)	18,604,310	7.9%
Jon M. Huntsman(3),(7)	70,276,925	30.0%
Nolan D. Archibald(8)	74,722	*
Marsha J. Evans(8)	80,749	*
Peter R. Huntsman(3),(8)(9)	49,451,207	21.0%
H. William Lichtenberger(8)	90,280	*
Richard A. Michaelson(8)	58,722	*
Wayne E. Reaud(8)	433,822	*
Alvin V. Shoemaker(8)	70,749	*
J. Kimo Esplin(8)	475,980	*
Samuel D. Scruggs(8)	482,065	*
Anthony P. Hankins(8)	297,982	*
Paul G. Hulme(8)	213,309	*
All directors and executive officers as a group (18 persons)(3),(7),(8)	75,079,888	31.7%

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Huntsman Corporation, 500 Huntsman Way, Salt Lake City, Utah 84108 and such beneficial owner has sole voting and dispositive power over such shares.

(2) Based upon an aggregate of 234,430,785 shares outstanding as of October 15, 2008.

(3) The beneficiaries of HMP Equity Trust are Huntsman Family Holdings Company LLC ("Huntsman Family Holdings") and MatlinPatterson. Huntsman Family Holdings is controlled by Jon M. Huntsman. MatlinPatterson is controlled by David J. Matlin and Mark R. Patterson through MatlinPatterson Global Advisers LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Partners LLC and MatlinPatterson LLC. Jon M. Huntsman, Peter R.

Huntsman, Christopher R. Pechock and David J. Matlin share voting control of the shares of our common stock held by HMP Equity Trust. Specifically, Jon M. Huntsman and Peter R. Huntsman control the voting of the shares of our common stock held by HMP Equity Trust, provided however, that the shares will not be voted in favor of certain fundamental corporate actions without the consent of MatlinPatterson, through its representatives David J. Matlin and Christopher R. Pechock. Huntsman Family Holdings has investment power over the portion of the shares owned by HMP Equity Trust that are currently allocated to Huntsman Family Holdings' beneficial interest in HMP Equity Trust. MatlinPatterson has investment power over the portion of the shares owned by HMP Equity Trust that are currently allocated to MatlinPatterson's beneficial interest in HMP Equity Trust. Huntsman Family Holdings, Jon M. Huntsman and Peter R. Huntsman disclaim beneficial ownership of all of the shares owned by HMP Equity Trust that are currently allocated to MatlinPatterson's beneficial interest in HMP Equity Trust. David J. Matlin, Mark R. Patterson, Christopher R. Pechock and MatlinPatterson disclaim beneficial ownership of all of the shares owned by HMP Equity Trust that are currently allocated to Huntsman Family Holdings' beneficial interest in HMP Equity Trust. David J. Matlin and Christopher R. Pechock served on our Board of Directors from October 2004 until their resignation on August 8, 2007.

(4) The address of each of these beneficial owners is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, New York, New York 10022.

(5) As reported in an Amendment No. 2 to a Schedule 13D, filed with the SEC on September 8, 2008 by D. E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., D.E. Shaw and Co., L.L.C., D. E. Shaw & Co., L.P. and David E. Shaw. These shares consist of (i) 14,687,786 shares in the name of D.E. Shaw Valence Portfolios, L.L.C., (ii) 7,036,275 shares held in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 1,581 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C. In the Schedule 13G, it was reported that by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment advisor of D. E. Shaw Valence Portfolios, L.L.C. and investment adviser of D.E. Shaw Oculus Portfolios, L.L.C. and D.E. Shaw Synoptic Portfolios 2, L.L.C. and by virtue of David. E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 19,612,470 shares as described above and, therefore, David. E. Shaw may be deemed to be the beneficial owner of such shares. In the Schedule 13G, David E. Shaw disclaims beneficial ownership of such 19,612,470 shares. The address of D. E. Shaw & Co., L.P., D. E. Shaw Valence Portfolios, L.L.C. and David E. Shaw is 120 W. 45th Street, Tower 45, 39th Floor, New York, New York 10036.

(6) As reported in a Schedule 13D filed with the SEC on July 22, 2008, subsequent amendments to such 13D filing and Section 16 filings, by Citadel Investment Group, L.L.C., Citadel Limited Partnership, Citadel Equity Fund Ltd., Citadel Investment Group II, L.L.C., Citadel Holdings I LP, Citadel Derivatives Trading Ltd. and Kenneth Griffin. The address of each of these entities and Mr. Griffin is 131 S. Dearborn Street, 32nd floor, Chicago, Illinois, 60603.

(7) Jon M. Huntsman may be deemed to be the beneficial owner of (i) 636,700 shares held by Huntsman Financial Corporation, by virtue of being the sole shareholder of Huntsman Financial Corporation, (ii) 22,900 shares held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust, and (iii) the 21,782,000 shares which he contributed to The Jon and Karen Huntsman Foundation in the contribution on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. Jon M. Huntsman

expressly disclaims beneficial ownership of any shares held by the Karen H. Huntsman Inheritance Trust or the Jon and Karen Huntsman Foundation.

(8) Includes shares that may be acquired through the exercise of stock units or stock options granted pursuant to our stock incentive plan that are exercisable within 60 days of October 15, 2008, as follows: Nolan D. Archibald—54,722; Marsha J. Evans—50,000; H. William Lichtenberger—50,000; Richard A. Michaelson—54,722; Wayne E. Reaud—54,722; Alvin V. Shoemaker—50,000; Peter R. Huntsman—859,624; J. Kimo Esplin—256,808; Samuel D. Scruggs—256,808; Anthony P. Hankins—217,078; Paul G. Hulme—208,990; and all executive officers and directors as a group—2,738,137.

(9) Peter R. Huntsman may be deemed to be the beneficial owner of 12,000 shares held by his spouse as Uniform Gifts to Minors Act custodian for each of six of Mr. Huntsman's children. Peter R. Huntsman expressly disclaims beneficial ownership of any such shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, among others, to file with the SEC and the NYSE an initial report of ownership of our common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16 forms that they file related to Huntsman stock transactions. Under SEC rules, certain forms of indirect ownership and ownership of our common stock by certain family members are covered by these reporting requirements. As a matter of practice, our administrative staff assists our directors and executive officers in preparing initial ownership reports and reporting ownership changes and typically files these reports on their behalf.

For the fiscal year ended December 31, 2007, to our knowledge and based on written representations from our officers and directors, we believe that the applicable reporting requirements of Section 16(a) have been satisfied.

CORPORATE GOVERNANCE

Board Independence

It is important to our company for investors to have confidence that the individuals serving as independent directors on our Board do not have a relationship with us that would impair their independence. Under the NYSE corporate governance rules, our Board must have a majority of independent directors. For a director to qualify as independent, our Board must affirmatively determine that the director has no material relationship with our company, either directly or as a partner, stockholder or officer of an organization that has a relationship with our company. To assist it in making independence determinations, our Board has adopted independence definitions and standards that can be found on our website at *www.huntsman.com.* Under these standards, a director is not independent if:

- The director is, or has been within the last three years, an employee of our company or an employee of any of our subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of our company.
- The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from us (other than director and committee fees and pension or other forms of deferred compensation for prior service, which compensation is not contingent upon continued service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of ours is not considered for purposes of this standard.
- (1) The director or an immediate family member is a current partner of a firm that is our internal or external auditor; (2) the director is a current employee of such a firm; (3) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on our audit within that time.
- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee.
- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or

services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2% of such other company's consolidated gross revenues.

- The director is an executive officer of any charitable or non-profit organization to which we have made, within the preceding three years, contributions in any single fiscal year that exceeded the greater of $1.0 million, or 2% of such charitable or non-profit organization's consolidated gross revenues.

Our Board has evaluated all relevant transactions or relationships between each director, or any of his or her family members, and our company, senior management and independent registered accounting firm, including the relationships discussed under "Certain Relationships and Related Transaction—Transactions." Based on this evaluation, our Board has determined that Ms. Evans and Messrs. Archibald, Lichtenberger, Michaelson, Reaud and Shoemaker, who constitute a majority of our Board, are independent. The six independent directors comprise in full the membership of each standing Board committee described below.

Wayne A. Reaud is a former partner of the law firm of Reaud, Morgan & Quinn. We pay Reaud, Morgan & Quinn an annual retainer of $200,000 for legal services. Our Board determined that this relationship was immaterial. Jon M. Huntsman, the Chairman of our Board, is not considered to be an independent director because he is the father of Peter R. Huntsman, our President, Chief Executive Officer and director, and because of his consulting agreement with us. Peter R. Huntsman, our President and Chief Executive Officer, is not considered to be an independent director because of his employment with us.

Board Meetings

Our Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Our Board met 14 times in 2007. During 2007, the non-management directors met in executive session four times and the independent directors met in executive session five times. During 2007, each director attended at least 75% of the aggregate of:

- the total number of meetings of the Board (held during the period for which such person has been a director); and

- the total number of meetings held by all Board committees on which such person served (during the periods that such person served).

Executive Sessions of the Board

In accordance with our corporate governance guidelines, the non-management directors meet in executive session without management at each regularly scheduled Board meeting. Mr. Jon Huntsman, our Chairman of the Board, is the presiding director at these sessions. In addition, the independent directors meet in executive session at least once annually without those non-management directors who are not independent. At the beginning of each session, the independent directors choose a lead independent director to preside at the session.

Board Committees

Our Board currently has, and appoints the members of, standing Audit, Compensation, and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by the Board. These charters are available on our website at *www.huntsman.com*. We will also furnish copies of our charters to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah, 84108 or to *CorporateSecretary@huntsman.com*.

The members of the committees are identified in the following table:

Audit	Compensation	Nominating and Corporate Governance
Richard A. Michaelson (Chair)	Wayne A. Reaud (Chair)	H. William Lichtenberger (Chair)
H. William Lichtenberger	Nolan D. Archibald	Marsha J. Evans
Alvin V. Shoemaker	Alvin V. Shoemaker	Richard A. Michaelson

Audit Committee. The Audit Committee has been established to assist the Board in monitoring:

- the integrity of our financial statements;
- our independent registered public accounting firm's qualifications and independence;
- the performance of our internal audit function and independent registered public accounting firm; and
- our compliance with legal and regulatory requirements applicable to financial and disclosure matters.

The Audit Committee has sole responsibility for the appointment, retention and termination of the independent registered public accounting firm and is directly responsible for the compensation and oversight of the work of the independent registered public accounting firm. In addition to the independence standards described above, our Board has determined that each member of the Audit Committee qualifies as independent under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has also determined that Mr. Michaelson, the Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as defined by the regulations of the SEC. No member of the Audit Committee serves on more than three public company audit committees.

The report of the Audit Committee appears under the heading "Report of the Audit Committee of the Board" above.

The Audit Committee held seven meetings in 2007.

Compensation Committee. The Compensation Committee's function is to support the Board in fulfilling its oversight responsibilities relating to senior management and director compensation. In this regard, the Board and Compensation Committee seek to align total compensation for the Chief Executive Officer and other senior executives with the long-term interests of stockholders. The Compensation Committee also oversees our incentive and equity-based compensation plans.

The report of the Compensation Committee appears under the heading "Compensation Committee Report" below.

The Compensation Committee held six meetings in 2007.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (the "Governance Committee") is appointed by the Board to ensure that the Board governance system performs well. The duties of the Governance Committee include:

- annually reviewing and reassessing the adequacy of our Corporate Governance Guidelines,
- monitoring director independence;
- managing the Board's annual evaluation process;
- assessing the appropriate balance of skills, characteristics and perspectives required for an effective Board;

- identifying, screening and recommending qualified director candidates;
- periodically reassessing the adequacy of the Board's size;
- overseeing succession planning for our Chief Executive Officer; and
- overseeing our corporate compliance program.

The Governance Committee held four meetings in 2007.

Director Nomination Process

The Governance Committee identifies director candidates through a variety of means, including recommendations from other Board members and management. From time to time, the Governance Committee may use third-party search consultants to identify director candidates. The Governance Committee will also consider stockholder recommendations for candidates for the Board. Stockholders or a group of stockholders may recommend potential candidates for consideration by the Nominating & Governance Committee by sending a written request to the Governance Committee, c/o Corporate Secretary, Huntsman Corporation, 500 Huntsman Way, Salt Lake City, Utah 84108 or to *CorporateSecretary@huntsman.com* by not earlier than the close of business on the 120th calendar day prior to the first anniversary of the date of the preceding year's annual meeting nor later than the close of business on the 90th calendar day prior to the first anniversary of the date of the preceding year's annual meeting; except in certain circumstances described in our Bylaws. The request must include, among other things, the recommended candidate's name, biographical data and qualifications and must comply with Section 2.8 of our Bylaws. Our Bylaws are available on our website at *www.huntsman.com* under the tab "Investor Relations." We will also furnish copies of our Bylaws to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah, 84108 or to *CorporateSecretary@huntsman.com.*

From time to time, the Governance Committee may request additional information from the nominee or the stockholder.

The Governance Committee's minimum qualifications and specific qualities and skills required for directors are set forth in Section I of our Corporate Governance Guidelines, which are available on our website at *www.huntsman.com*. The Governance Committee screens all potential candidates in the same manner regardless of the source of the recommendation. The Governance Committee determines whether the candidate meets our minimum qualifications and specific qualities and skills for directors and whether requesting additional information or an interview is appropriate.

The stockholder recommendation procedures described above do not preclude a stockholder of record from making proposals at any annual stockholder meeting, provided that they comply with the requirements described in the section entitled "Stockholder Proposals and Director Nominations for the 2009 Annual Meeting."

Stockholder Communications Policy

Stockholders and other interested parties may communicate directly and confidentially with the Board, the non-management directors, the independent directors, the presiding director or the lead independent director by sending a letter addressed to the intended recipients, c/o Corporate Secretary, Huntsman Corporation, 500 Huntsman Way, Salt Lake City, Utah 84108 or by sending an email specifying the intended recipients to *CorporateSecretary@huntsman.com.* The Corporate Secretary will review such communications and, if appropriate, forward them only to the intended recipients. Communications that do not relate to the responsibilities of the intended recipients as directors of Huntsman (such as communications that are commercial or frivolous in nature) will not be forwarded. In addition, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will not be forwarded. A copy of our Stockholder Communications Policy is available on our website at *www.huntsman.com.*

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines, and the Governance Committee is responsible for implementing the guidelines and making recommendations to the Board concerning corporate governance matters. The guidelines are available on our website at *www.huntsman.com.* We will also furnish copies of the guidelines to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah, 84108 or to *CorporateSecretary@huntsman.com.*

Among other matters, the guidelines include the following:

- Membership on the Board will be made of up a majority of independent directors who, at a minimum, meet the criteria for independence required by the NYSE.
- Each regularly scheduled Board meeting will include an executive session of the non-management directors.
- The independent directors will meet in executive session at least once annually.
- The Board and its committees each conduct an annual self-evaluation.
- Non-management directors are not permitted to serve as a director for more than three other public companies.
- Our Chief Executive Officer is not permitted to serve as a director for more than two other public companies.
- Directors are expected to attend all meetings of the Board and of the committees of which they are members.
- Directors are required to offer their resignation upon a change in their principal occupation.
- Directors should function consistent with the highest level of professional ethics and integrity.
- To effectively discharge their oversight duties, directors have full and free access to our officers and employees.

Financial Code of Ethics and Business Conduct Guidelines

Our Board has adopted a Financial Code of Ethics for Senior Financial Officers. This code of ethics applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Among other matters, this code of ethics is designed to promote:

- honest and ethical conduct;
- avoidance of conflicts of interest;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications;
- compliance with applicable governmental laws and regulations and stock exchange rules;
- prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- accountability for adherence to the code.

In addition, the Board has adopted our Business Conduct Guidelines. The Board requires all directors, officers and employees to adhere to these guidelines in addressing the legal and ethical issues encountered in conducting their work. The Financial Code of Ethics and Business Conduct Guidelines are available on our website at *www.huntsman.com*. We will also furnish copies of the Financial Code of Ethics and Business Conduct Guidelines to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah, 84108 or to *CorporateSecretary@huntsman.com*.

Director Attendance at the Annual Meeting of Stockholders

We believe that there are benefits to having members of the Board attend our annual meetings of stockholders. In 2007, all of the then-current directors attended our annual meeting in person except for Mr. Matlin, who resigned from the Board in August 2007. From time to time, however, a member of the Board might have a compelling and legitimate reason for not attending an annual meeting. As a result, the Board has decided that director attendance at our annual meeting should be strongly encouraged, but is not required.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee has at any time been an officer or employee of Huntsman Corporation or any of its subsidiaries nor has had any substantial business dealings with Huntsman Corporation or any of its subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

The following Compensation Discussion and Analysis provides information regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers in 2007. We refer to these individuals as "named executive officers." Our named executive officers are Peter R. Huntsman, President and Chief Executive Officer, J. Kimo Esplin, Executive Vice President and Chief Financial Officer, Samuel D. Scruggs, Executive Vice President, General Counsel and Secretary, Anthony P. Hankins, Division President, Polyurethanes, and Paul G. Hulme, Division President, Materials and Effects.

Compensation Philosophy and Objectives

Our executive compensation programs are designed to attract, motivate and retain executives critical to our long-term success and the creation of stockholder value. Our fundamental compensation philosophy is that performance should have a significant impact on compensation and, consequently, we attempt to closely link executive officers' total compensation with the achievement of annual and long-term performance goals. Management and the Compensation Committee believe that compensation decisions are complex and require careful review of individual and Company performance and chemical and general industry compensation levels. The Compensation Committee awards compensation to our executive officers based upon overall, business division and individual performance and designs compensation so as to motivate executive officers to achieve strategic objectives and to continue to perform at the highest levels.

Based on the objectives described above, we strive to set a total compensation opportunity within range of the median of the total direct compensation paid to similarly situated executives at comparable companies against whom we compete both in the chemical industry marketplace and in the broader market for executive, key employee and outside director talent. Actual compensation may be above or below the median based on the actual performance of our Company and the individual, with the opportunity to achieve upper quartile compensation based on superior performance. This approach is intended to ensure that a significant portion of executive compensation is based on our financial and strategic performance.

Roles and Responsibilities

Each of the Compensation Committee, management and an independent compensation consultant retained by the Compensation Committee is involved in the development, review and evaluation, and approval of our executive compensation programs.

Executive Management. Our Chief Executive Officer sets our strategic direction and strives to promote compensation programs that motivate executives' behaviors consistent with strategic objectives. Our Chief Financial Officer and our General Counsel assist our Chief Executive Officer by advising on legal and financial considerations relevant to these programs. Our Chief Executive Officer is also assisted by our Vice President, Global Human Resources, who provides assistance with the design and development of compensation programs, the interpretation of data and the effects of adjustments and modifications to compensation programs. In collaboration with the Compensation Committee and the compensation consultant, management coordinates the annual review of the compensation programs for the executive officers. This includes an evaluation of individual and our overall performance, competitive practices and trends, and various compensation issues. Based on the results of this review, management makes recommendations to the Compensation Committee regarding the compensation of each of the executive officers, other than the Chief Executive Officer.

Compensation Committee. The Compensation Committee has overall responsibility for the approval of programs that are reasonable, consistent with our stated compensation philosophy and support our business goals and objectives. The Board established the Compensation Committee in February 2005 at the time of our initial public offering, and the current members of the Compensation Committee were appointed in March 2005. The Compensation Committee consists of three directors, Messrs. Wayne A. Reaud (Chairman), Nolan D. Archibald and Alvin V. Shoemaker, each of whom is independent within the meaning of the current rules of the NYSE.

The Compensation Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and level for all of our executive officers. This includes the articulation of a compensation philosophy, and policies and plans covering our executive officers. The Compensation Committee also conducts an annual review and approval of the Chief Executive Officer's annual compensation, including an evaluation of his performance, corporate goals and objectives relevant to his compensation, and his compensation under various circumstances, including upon retirement or a change in control.

The Compensation Committee operates pursuant to a charter, which is available on the company's website at *www.huntsman.com.* Under its charter, the stated purposes of the Compensation Committee are:

- to review, evaluate and approve our compensation agreements, incentive-compensation and equity-based plans, policies and programs;
- to carry out its responsibilities under applicable securities laws and regulations relating to our proxy statement for our annual meeting of stockholders or other applicable report or filing;
- to otherwise discharge the Board's responsibilities relating to compensation of our officers and directors; and
- to perform such other functions as the Board may assign to the Compensation Committee from time to time.

The Compensation Committee's charter permits the Compensation Committee to form and delegate some or all of its authority to subcommittees when it deems appropriate. In particular, the Compensation Committee may delegate the approval of award grants and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Compensation Committee who are non-employee directors or outside directors. In the past, the Compensation Committee has not so delegated its authority.

The Compensation Committee typically meets at least four times each year to address various compensation issues and processes. Our Chief Executive Officer does not have the ability to call Compensation Committee meetings, but generally attends Compensation Committee meetings at the Compensation Committee's request to answer questions and provide input regarding the performance of our executive officers. However, the Chief Executive Officer is not present while decisions regarding his compensation are made. In addition, each Compensation Committee meeting usually includes an executive session without members of management present. The Compensation Committee met six times during 2007, and four of these meetings included an executive session. Our Chief Executive Officer attended four Compensation Committee meetings in 2007. The Compensation Committee regularly reports to the full Board regarding executive compensation matters.

Compensation Consultant. The Compensation Committee has sole authority to retain and terminate the services of a compensation consultant who reports to the Compensation Committee. The role of the compensation consultant is to advise the Compensation Committee in its oversight role, advise management in the executive compensation design process and provide independent compensation data and analysis to facilitate the annual review of the programs. The compensation consultant, who is a Principal at Towers Perrin, attends Compensation Committee meetings as requested by the Compensation Committee. During 2007, the compensation consultant attended four Compensation Committee meetings.

Services performed by the compensation consultant for the Compensation Committee during 2007 included evaluation of levels of executive compensation as compared to general market compensation data and peer companies' compensation data, preparation of tally sheets for each of the executive officers, evaluation of proposed compensation programs or changes to existing programs and providing information on current executive compensation trends and regulations.

In order to ensure the continued independence of the compensation consultant, the entire Board is made aware of all other services performed by the compensation consultant for our Company. During 2007, these other services were comprised of U.S. and global actuarial services, health and welfare consulting and general compensation services.

In 2007, our Chief Executive Officer did not meet with the compensation consultant outside of Compensation Committee meetings, and met with the compensation consultant at such meetings only when members of the Compensation Committee were present. Our Chief Executive Officer did not retain or consult with any other compensation consultant.

Annual Review of Executive Compensation

Our management and the Compensation Committee strive to maintain an executive compensation program that is structured to provide executive officers with a total compensation package that, at expected levels of performance, is comparable to those provided to other executives holding comparable positions or having similar qualifications in other similarly situated organizations in the chemical industry and the general market. This is achieved through an annual review of the compensation of each of our Company's executive officers.

In preparation of the annual review, the compensation consultant conducted competitive compensation analyses using several sources of data. One source of data specifically utilized in evaluating compensation levels of the executive officers, and particularly the named executive officers, was proxy statements filed by our chemical industry peer companies. Additional information regarding the peer group of companies is provided below. Please see "Compensation Discussion and Analysis— Compensation Peer Group." We also utilized nationally recognized compensation surveys to assess the competitiveness of executive compensation. Specific survey benchmark matches were identified for each executive officer position.

The compensation consultant prepared a report to the Compensation Committee that included extensive analyses of compensation based on competitive market data gathered from peer proxy statements and published and private survey sources. In addition to this report, the compensation consultant prepared a total compensation report or "tally sheet" for each of the executive officers, including our Chief Executive Officer. Each tally sheet showed the total dollar value of the executive officer's annual compensation, including the executive's base salary, bonus, long-term incentives, lump sum present value of retirement benefits, company contributions for health and welfare plans, tax gross-ups and applicable perquisites. In addition, these tally sheets estimated the potential payment(s) under a variety of termination scenarios (voluntary termination, for-cause termination, without-cause termination or termination by employee with good reason, and termination due to change in control) and are utilized as a tool to provide transparency as to the impact of each compensation component. Each time the Compensation Committee reviews a component of compensation, it considers the component in light of total compensation.

The tally sheets provide the Committee with context for the decisions they make in relation to total direct compensation. Although they do not necessarily drive decision making with regard to specific components of the total compensation program, the tally sheets enable the Committee to holistically assess total direct compensation and the relationship of various components of the total compensation program to each other. The tally sheets may also influence the Committee's views on a variety of issues, such as changes to severance plans and employment agreements, special equity grants to promote retention, or changes in long-term variable equity incentives.

The Compensation Committee reviews different components of compensation at different meetings during the year. Each time a component is reviewed, our Company provides the Compensation Committee with a report that contains each executive officer's base pay and salary, equity holdings and merit history for the prior three years, and includes the Chief Executive Officer's recommendations regarding the specific compensation being considered at that meeting for those executive officers reporting directly to him. With respect to our named executive officers other than our Chief Executive Officer, this recommendation is made by our Chief Executive Officer after consultation with our Vice President, Global Human Resources. After reviewing these materials, the Compensation Committee considers each executive's performance through a review of objective results, reports from other senior management (for all executives other than our Chief Executive Officer) and, in many cases, personal observation. As part of this process, the Chief Executive Officer provides the Compensation Committee with his evaluation of the performance of each executive officer during the prior year. The Compensation Committee considers all of the information provided to them to arrive at individual compensation decisions.

In making its decisions regarding each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive's total compensation package, the executive's responsibilities and his or her effectiveness in supporting our key strategic, operational and financial goals.

Compensation Peer Group

In determining the appropriate amount for each element of the total direct compensation (base salary, annual incentives and long-term incentives), the Compensation Committee considers the compensation paid for similar positions at other corporations within a peer group of companies prior to determining the executive officers' compensation. The peer group is comprised of companies against which we compete in the global chemical industry for executive, key employee and outside director talent. The selected peer companies fall within a range (both above and below us) of comparison factors such as revenue, market capitalization and net income. The peer group data supplied by the compensation consultant to the Compensation Committee is not adjusted based on any of these factors. The list of companies that comprise the peer group was developed in 2005 from prior peer groups we used, modified based on suggestions from the compensation consultant and finalized based on input from our management and the Chairman of the Compensation Committee. Some variation may take place from year to year in the composition of this group based on an analysis provided by the compensation consultant that is reviewed for appropriateness by the Compensation Committee. The current peer group is comprised of the following thirteen companies:

- 3M Company,
- Air Products and Chemicals Incorporated,
- Avery Dennison Corporation,
- Dow Chemical Company,
- EI Du Pont de Nemours and Company,
- Eastman Chemical Company,
- LyondellBasell Industries,

- Monsanto Chemical Company,
- OM Group Incorporated,
- PPG Industries Incorporated,
- Praxair Incorporated,
- Rohm and Haas Company, and
- Sherwin-Williams Company.

This competitive market data provides a frame of reference for the Compensation Committee when evaluating executive compensation, but is not the only factor considered for our executive's compensation. In addition to the peer group noted above, the Compensation Committee uses nationally recognized compensation surveys to assess the broader market competitiveness of our executive compensation. This data is generally provided by the compensation consultant and is the product of published and private survey sources representing compensation amounts for similar positions within general industry and chemical industry companies. The Compensation Committee uses data from these broad market surveys to provide additional information against which they can compare the competitiveness of our executive compensation.

Mix of Compensation

The key elements of direct compensation for the executive officers are base salary, annual incentive compensation, special project bonuses and equity-based compensation, typically delivered through stock options and restricted stock. The Compensation Committee strives to align the relative proportion of each element of total direct compensation with the competitive market and our objectives, as well as preserve the flexibility to respond to the continually changing global environment in which we operate. Generally, as employees move to higher levels of responsibility with greater ability to influence our results, the percentage of performance-based pay will increase. The Compensation Committee's goal is also to strike the appropriate balance between annual and long-term incentives, and it may adjust the allocation of pay to best support our objectives. For 2007, the mix of these three elements for each of the named executive officers is illustrated in the following chart:

Percent of Total Direct Compensation

Officer	Base Salary	Annual Incentive Compensation	Bonus(1)	Long-Term Incentive Awards(2)
Peter R. Huntsman	19%	13%	9%	59%
J. Kimo Esplin	21%	9%	20%	50%
Samuel D. Scruggs	19%	8%	25%	49%
Anthony P. Hankins	36%	17%	0%	47%
Paul G. Hulme	31%	13%	15%	41%

(1) Represents discretionary project bonuses. For more information, please see the table under "Compensation Discussion and Analysis—Summary Compensation."

(2) Based on the FAS 123(R) grant date fair value of restricted stock and stock options granted in 2007.

The mixture of pay elements noted above represents the belief that executive officers should have elements of their compensation tied to both short- and long-term objectives. This pay mixture is the result of our historical pay practices, management recommendations and Compensation Committee determinations.

Elements of Executive Compensation

In addition to the key elements of base salary, annual incentive compensation, special project bonuses and equity-based compensation, our executive officers also are eligible for elements of indirect compensation comprised of health and welfare benefits, retirement and savings plans and certain perquisites. The Compensation Committee considers each of the key elements and the indirect elements when evaluating the overall compensation program design.

Annual Base Salary. The Compensation Committee establishes base salaries that are sufficient to attract and retain individuals with the qualities it believes are necessary for our long-term financial success and that are competitive in the marketplace.

An executive officer's base salary generally reflects the officer's responsibilities, tenure, job performance, special circumstances such as overseas assignments, and direct competition for the executive's services. The Compensation Committee reviews the base salaries of each executive officer, including the Chief Executive Officer, on an annual basis. In addition to these annual reviews, the Compensation Committee may, at any time, review the salary of an executive who has received a significant promotion, whose responsibilities have been increased significantly or who is subject to competitive pressure. Any adjustments are based on the results of the annual review of market pay data, changes in the cost of living, job performance of the executive officer over time or the expansion of duties and responsibilities. No pre-determined weight or emphasis is placed on any one of these factors.

As part of its normal annual review cycle, at its May 2007 meeting the Compensation Committee reviewed the annual base salaries of each of our executive officers. As part of its review, the Compensation Committee considered the contributions and value to our Company of our Chief Executive Officer and the other executive officers during the prior year, including their contributions to our Company's expansion into Asia, controlling costs, achieving specific strategic goals (such as the sale of the assets of our commodity chemicals businesses), experience and level of responsibility, and highly developed individual skills critical to our Company.

The Compensation Committee also considered the compensation consultant's analysis and competitive market pay practice survey results of similar positions within our peer group, general industry and chemical industry. The Compensation Committee targeted the total direct compensation levels of the Chief Executive Officer and other named executive officers at approximately the 50th percentile of total direct compensation levels of relative executive positions within the survey groups. The report from the compensation consultant indicated that, while the Chief Executive Officer's total target cash compensation (annual base salary and incentive compensation) was within the range of the 50th percentile, his annual salary was above the 75th percentile based on competitive market data. The report also indicated that the base salaries of each of the other named executive officers (except Mr. Scruggs) was within range of the 50th percentile, but Mr. Scruggs' base salary was below the 50th percentile of base salary pay practice within our peer group and general industry.

Based on its review of executives' contributions to our Company, tally sheet information, and benchmark information from market survey groups, the Compensation Committee in 2007 determined that it would be appropriate to increase the emphasis on performance by tying a greater proportion of compensation to performance-based components. To accomplish this, the Compensation Committee set the Chief Executive Officer's base salary at the same amount as it was in 2006 and limited base salary increases to market median levels for our other named executive officers, with the exception of Mr. Scruggs, whose base salary was increased to an amount commensurate with officers of similar responsibilities at companies in our peer group and in the general and chemical industries.

The following table provides the base salary for our Chief Executive Officer and the other named executive officers in fiscal years 2005 through 2007 and the percentage increase in their 2007 base salary from year to year since 2005:

	Fiscal Year Salary			Percentage Increase From	
	2005	2006	2007	2005 to 2006	2006 to 2007
Peter R. Huntsman	$1,413,600	$1,464,500	$1,464,500	3.6%	0%
J. Kimo Esplin	$ 436,800	$ 452,600	$ 470,700	3.6%	4.0%
Anthony P. Hankins	$ 465,750	$ 482,500	$ 501,800	3.6%	4.0%
Samuel D. Scruggs	$ 364,200	$ 377,300	$ 425,000	3.6%	12.6%
Paul G. Hulme	$ 429,700	$ 445,200	$ 471,700	3.6%(1)	4.0%(1)

(1) Represents percentage increase for base salary in home country currency.

Annual Incentive Awards. Annual incentive compensation enables executive officers and other key employees of our Company to earn annual cash bonuses for meeting or exceeding our financial goals as well as for individual performance. The potential payments available under the annual incentive program for the named executive officers depended on the attainment of performance goals recommended by management and approved by the Compensation Committee at the beginning of the year. At the performance year's end, the Compensation Committee approved incentive compensation amounts following a subjective evaluation of each executive officer's performance and success in areas they believed to be significant to us as a whole or to a particular business unit or function.

For the named executive officers, our annual incentive compensation program for 2007 provided for target annual incentive compensation of 100% of base salary for our Chief Executive Officer and 60% of base salary for the other named executive officers, with maximum possible annual incentive compensation set at 200% of base salary for our Chief Executive Officer and 120% of base salary for the other named executive officers. The target and maximum bonus amounts were set to align within the total compensation median range of those for comparable executive positions within our peer group. Payouts of individual awards were subject to both group performance and individual contributions to our success.

The following table summarizes the bonus targets, performance components, and corresponding weightings for each of our named executive officers for 2007 bonuses.

Officer	Target Incentive Award (% of Base Salary)	Maximum Possible Incentive Award (% of Base Salary)	Performance Components	Weightings
Peter R. Huntsman	100%	200%	Corporate EBITDA	50%
			Personal Performance	50%
J. Kimo Esplin	60%	120%	Corporate EBITDA	50%
			EH&S, SOX Compliance	20%
			Personal Performance	30%
Samuel D. Scruggs	60%	120%	Corporate EBITDA	50%
			EH&S, SOX Compliance	20%
			Personal Performance	30%
Anthony P. Hankins	60%	120%	Corporate EBITDA	20%
			Divisional EBITDA	30%
			EH&S,SOX Compliance	20%
			Personal Performance	30%
Paul G. Hulme	60%	120%	Corporate EBITDA	20%
			Divisional EBITDA	30%
			EH&S, SOX Compliance	20%
			Personal Performance	30%

The performance measures were selected for use in the annual incentive portion of compensation because of their importance to the value of our operations. To achieve the maximum possible incentive award, an executive must achieve the maximum on each of the discrete performance components of the incentive award.

In particular, the Compensation Committee believes that EBITDA is an appropriate measure for the primary financial goal of aligning the interests of management with the interests of our stockholders. EBITDA is defined as net income or loss before interest, income taxes, depreciation and amortization. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes that this type of measurement is useful for comparing general operating performance from period to period.

To achieve the maximum possible amount for the corporate EBITDA and the divisional EBITDA components required that our Company achieve corporate EBITDA or the relevant divisional EBITDA, as applicable, of 120% of the corporate EBITDA budget or relevant divisional EBITDA budget. To achieve 100% of the target incentive awards for these same components, we were required to achieve 100% of the applicable budgeted amount. At achievement of 75% or less of the applicable target budget for these same components, we would not pay the executive any incentive amount for that component. We scale the incentive amounts we pay for the corporate and divisional EBITDA components for achievement of percentages of target budget of between 75% to 100% and 100% to 120% based on a linear progression between these points. In addition, if we achieve corporate EBITDA of less than 95% of budget, the payouts for all other components are capped at their target levels. If corporate EBITDA is less than 75% of budget, then payment of incentive awards for any component is at the discretion of our Chief Executive Officer and the Compensation Committee.

In February 2007, the Compensation Committee established threshold, target and maximum performance goals for each of the performance measures to be achieved by our Company and its divisions during 2007. For corporate EBITDA, the target was set as a percentage of our budgeted corporate EBITDA, which for 2007 was $1.084 billion. The threshold was set at $0.813 billion (75% of budgeted EBITDA) and the maximum payout possible was set at $1.30 billion (120% of budgeted EBITDA). This compares with a 2006 EBITDA target of $1.45 billion and a threshold set at $1.087 billion (75% of budgeted EBITDA) and a maximum payout possible at $1.624 billion (112% of budgeted EBITDA).

After normalizing for the divestment of our U.K. and U.S. base chemicals businesses, the corporate and divisional EBITDA targets approved by the Compensation Committee for 2007 were generally higher when compared to target levels for our 2006 annual incentive plan, thus making achievement of target and maximum levels of payout relatively more difficult to attain. To illustrate this point, none of our Corporate or Divisional EBITDA targets were met in 2007 and in no case were annual incentive compensation payments to our named executive officer participants for 2007 at or above target level.

During 2007, Corporate EBITDA achievement was approximately 84.2% of target. Mr. Hankins' Polyurethanes business had an EBITDA target of $623.8 million and he achieved 95% of target. Mr. Hulme's Materials & Effects business had an EBITDA target of $255 million and he achieved 87% of target. Based on these results, annual incentive compensation for the named executive officers resulted in incentive award payments in the range of 40% to 68% of base salary. This compares to achievement in 2006 of EBITDA of approximately 91% of target and bonuses for the named executive officers in the range of 51% to 60% of base salary.

All executive officers have compliance objectives related to our compliance with rules promulgated under the Sarbanes-Oxley Act of 2002 ("SOX"). In 2007, achievement of this objective constituted 10% of the total incentive for all named executive officers other than the Chief Executive Officer. For 2007, the Compensation Committee established the SOX target as the absence of any material weakness in the company's 404 audit as determined by the independent audit firm of Deloitte & Touche. This objective was achieved at target by all of our named executive officers.

In addition, each named executive officer also had 5% of their bonus eligibility tied to environmental performance objectives and 5% against injury reduction objectives (collectively referred to as EH&S objectives). For Messrs. Esplin and Scruggs, these EH&S objectives related to the performance of the entire corporation and were determined to be at target by the Compensation Committee. Over the last three years, the Company has achieved its EH&S targets 67% of the time. The EH&S objectives for Messrs. Hankins and Hulme related to only the EH&S performance of the Polyurethanes and Materials & Effects businesses respectively. Mr. Hankins was determined to be at target while Mr. Hulme received 55% of the injury objective and zero for the environmental component. Over the last three years, the Polyurethanes and Materials & Effects businesses have each achieved their EH&S targets 67% of the time.

Personal performance reflects a subjective assessment for each of the named executive officers. The Chief Executive Officer conducts a review of and provides the Compensation Committee with recommendations for each of the other named executive officers, and the Compensation Committee makes a subjective assessment of the performance of Chief Executive Officer, in each case, relative to leadership, strategic business / functional objectives and general personal performance. The following are the specific issues that the Compensation Committee considered in reviewing personal performance:

- *Peter R. Huntsman—Strategic leadership in the 2007 portfolio transformation of Huntsman, including but not limited to, the divesture of the US Base Chemicals & Polymers business to Flint*

Hills Resources and the achievement of an Agreement and Plan of Merger with Hexion Specialty Chemicals, Inc ("Hexion").

- *J. Kimo Esplin—Financial stewardship in the divesture of the US Base Chemicals & Polymers business to Flint Hills Resources. Significant strategic contributions relating to the Agreement and Plan of Merger with Hexion and recognition of his leadership in the achievement of corporate SOX compliance.*
- *Samuel D. Scruggs—Project oversight and leadership, beyond his Legal Department responsibilities, for the transactions with Hexion and Flint Hills Resources. Significant strategic contributions relating to the Agreement and Plan of Merger with Hexion and recognition of his leadership in the achievement of corporate SOX compliance.*
- *Anthony P. Hankins—Strong divisional performance in driving record sales revenue and volume growth. Continued personal leadership in aggressively promoting emerging market analysis and growth. All time low recordable incident rate for PU business despite additional MDI manufacturing capacity in China.*
- *Paul G. Hulme—Focus and change leadership in converting our Advanced Materials business from a product-oriented to a market-oriented organization. Continued innovation in stereo lithography and promotion of new materials and bonding technologies for the aerospace industry. Continued leadership in the integration and restructuring of our Textile Effects business.*

The annual incentive compensation for 2007 for the Chief Executive Officer and other named executive officers are disclosed in the "Non-Equity Incentive Plan Compensation" column of the table under "Compensation Discussion and Analysis—Summary Compensation."

To implement its decision to increase the emphasis on performance, in February 2007 the Compensation Committee increased the maximum annual incentive award for which our Chief Executive Officer was eligible to 200% of his base salary, and that of the other named executive officers to 120% of their respective base salaries. The Compensation Committee also increased the difficulty of achieving the maximum payout by raising the percentage of budgeted EBITDA required to achieve the maximum annual incentive compensation from 112% to 120%.

Long-Term Compensation. We provide executives with long-term compensation through the Huntsman Corporation Stock Incentive Plan (the "SIP"), which was approved by our shareholders prior to our initial public offering. The SIP is intended to encourage employees, consultants and directors to acquire or increase their equity interest in our Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success. The SIP also encourages this group to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The SIP also enhances our ability to attract and retain the services of individuals who are essential for our growth and profitability.

In addition, we generally do not maintain employment agreements with executive officers (other than as described below under "Employment Agreements"). As a result, our Chief Executive Officer and most other executive officers do not have certain benefits upon termination of their employment typically enjoyed by executive officers at our peer companies, including automatic vesting of restricted stock, stock options and phantom stock. To maintain our ability to provide a competitive compensation package and attract and retain individuals vital to our success, the Compensation Committee believes it is appropriate to continue to grant long-term compensation awards to our executive officers.

The SIP permits the granting of a variety of stock and stock-based awards. The awards are granted according to a pre-determined schedule developed by management and the Compensation Committee and approved by the Compensation Committee during the first quarter of each year. Pursuant to this schedule, grants of equity-based awards are typically made during the first quarter. In 2007, the Compensation Committee awarded grants of restricted stock and stock options. The Committee granted these awards to retain our named executive officers, to align the interests of the named executive officers with those of our stockholders and to reward for Company and executive officer performance. In determining the types and amounts of equity-based awards to grant to each executive officer, the Compensation Committee reviewed analyses provided by the compensation consultant of the types and amounts of awards paid for similar positions at peer companies. The Compensation Committee then considered various factors, including the market value of the awards, the size of the awards made to the officer in prior years, the executive's position and responsibilities and the executive's individual performance. The Compensation Committee also looked at the amount of the award in relation to the executive's total compensation. The type of equity awards made and their characteristics, including vesting terms, are consistent with marketplace practices based on information provided by the compensation consultant. The amounts of the awards made in 2007 to all named executive officers were within the range of the 50th percentile of the market, based on the information provided by the compensation consultant.

The awards approved for the Chief Executive Officer and other named executive officers in February 2007 were as follows:

Officer	Stock Options	Restricted/Phantom Stock	Total Shares(1)
Peter R. Huntsman	464,785	111,875	576,660
J. Kimo Esplin	110,663	26,637	137,300
Samuel D. Scruggs	110,663	26,637	137,300
Anthony P. Hankins	66,398	15,982	82,380
Paul G. Hulme	60,865	14,650	75,515
Total	813,374	195,781	1,009,155

(1) Additional details regarding these grants are provided in the "Grants of Plan-Based Awards" table below.

Project Bonuses. Project bonuses constitute an important part of our compensation philosophy by rewarding successful completion of strategic objectives. In previous years, these strategic objectives have included both acquisitions and divestures of businesses, and the implementation of cost reduction / restructuring plans. Given that these project bonuses are customarily related to special initiatives, the Compensation Committee will not always set targets or utilize specific formulas or quantitative metrics in determining the amount of payment for successfully completing such projects. Furthermore, it is not unusual for changes to take place in the scope and emphasis of these projects during the course of the year based on internal corporate considerations or changes in the external market that are beyond the control of the Company or any of its individual executives. Given this, the Compensation Committee exercises wide discretion in determining the amount of such payment, if any, to each executive officer. However, as a frame of reference, these project bonus payments have historically been in the range of 50%—150% of annual base salary and are intended to be commensurate with the efforts of the executives and the benefits to our Company.

For 2007, we paid project bonuses to Messrs. Peter R. Huntsman, Esplin, and Scruggs for their contribution and leadership in the delivery of priorities associated with our Company's portfolio transformation. Specifically, these bonuses were related to the acquisition and integration of the textile effects business from Ciba Specialty Chemicals and the successful divestitures of our UK base chemicals business to SABIC and our U.S. base chemicals and polymers business to Flint Hills Resources. Mr. Hulme also received a project bonus for his leadership in the acquisition of the Textile

Effects business from Ciba Specialty Chemicals. The amount of these bonuses is disclosed in the "Bonus" column of the "Summary Compensation Table."

Health and Welfare Benefits. We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package that provides health and welfare and retirement programs comparable to those provided to employees and executives at other companies in the chemicals industry. Executive officers participate in our health and welfare programs on the same relative basis as our other employees.

Retirement and Savings Plans. We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package that provides retirement and savings programs comparable to those provided to employees and executives at other companies in chemical industry and the general market. The benefit plan descriptions below and accompanying tables provided in the table under "Compensation Discussion and Analysis—Summary Compensation," "Pension Benefits Table," and "Nonqualified Deferred Compensation Table" provide an explanation of the major features of our employee benefit plans. Executive officers participate in our qualified retirement and savings plans on the same relative basis as other employees.

In the U.S., we sponsor the Huntsman Defined Benefit Pension Plan (the "Huntsman Pension Plan"), a tax-qualified defined benefit pension plan. Effective July 1, 2004, the formula used to calculate future benefits under the Huntsman Pension Plan was changed to a cash balance formula. The benefits accrued under the plans as of June 30, 2004 were used to calculate opening cash balance accounts. Of our named executive officers, Messrs. Peter R. Huntsman, Esplin and Scruggs were participants in the Huntsman Pension Plan in 2007.

We also sponsor retirement benefit plans for employees in our operations in Belgium and the U.K. through the Huntsman Pension Fund OVV in Belgium (the "Huntsman Belgium Pension Fund") and the Huntsman Pension Scheme in the U.K., respectively. In addition, we sponsor the International Pension Plan, which is a non-registered plan designed to protect the pension benefits of employees whose service involves participation in pension plans in more than one country. Of our named executive officers, Messrs. Hulme and Hankins participate in the Huntsman Pension Scheme in the U.K., and Mr. Hulme participates in both the Huntsman Belgium Pension Fund and in the International Pension Plan.

The Huntsman Supplemental Executive Retirement Plan (the "Supplemental Executive Retirement Plan") is a non-qualified supplemental pension plan that provides benefits for designated executive officers based on certain compensation amounts not included in the calculation of benefits payable under the Huntsman Pension Plan. Of our named executive officers, Messrs. Peter R. Huntsman, Esplin and Scruggs were participants in the Supplemental Executive Retirement Plan in 2007. The compensation taken into account for these named executive officers under the Supplemental Executive Retirement Plan includes amounts in excess of the qualified plan limitations. The Supplemental Executive Retirement Plan benefit is calculated as the difference between (1) the benefit determined using the Huntsman Pension Plan formula with unlimited base salary plus bonus, and (2) the benefit determined using base salary plus bonus as limited by federal regulations.

We provide executive officers the opportunity to participate in four defined contribution savings plans: a salary deferral plan (the "401(k) plan"); a supplemental savings plan (the "Supplemental Savings Plan"); a money purchase pension plan (the "MPP"); and a supplemental executive money purchase pension plan (the "SEMPP"). All of our named executive officers are participants in each of these savings plans, with the exception of Mr. Hulme.

The 401(k) Plan is a tax-qualified broad-based employee savings plan; employee contributions up to 25% of base salary and annual incentive bonuses are permitted up to dollar limits established annually by the Internal Revenue Service (the "IRS"). Details regarding the 401(k) Plan are provided in the discussion of Pension Benefits and related tables.

The Supplemental Savings Plan allows designated executive officers to defer up to 75% of eligible salary and up to 75% of annual incentive award bonuses. The Supplemental Savings Plan also provides benefits for participants in the form of Company matching contributions based on certain compensation amounts not included in the calculation of benefits payable under the 401(k) Plan because of limits under federal law on compensation that can be counted and amounts that can be allocated to accounts within the 401(k) Plan.

The MPP is a tax-qualified broad-based employee savings plan. Our contributions vary by service: ½% of compensation for 3 to 6 years of service, 3% of compensation for 7 to 9 years of service and 8% of compensation for 10+ years of service, subject to IRS limits. Employees can direct the investments for their accounts. The MPP has been closed to new participants.

The SEMPP is a non-qualified plan for senior executives that provides for benefits not allowed under the MPP due to IRS compensation and allocation limits. Employees are vested in this account upon meeting 10 years of service, upon attaining normal retirement age, death or disability, or upon termination of employment without reasonable cause. The SEMPP permits distributions following termination of employment as a lump sum, life annuity, joint & survivor annuity or monthly installments over period not more than 10 years.

Perquisites. We have provided perquisites as a means of providing additional compensation to our Chief Executive Officer and other named executive officers, through the availability of benefits that are convenient for the executives to use when faced with the demands of their positions. The Committee reviews our policies with respect to perquisites and considers whether, and to what extent, it may be appropriate for our Chief Executive Officer and the other named executive officers to reimburse our Company for perquisites, including personal use of corporate aircraft.

- *Foreign Assignment Policy*—We maintain a comprehensive expatriation program to address the range of financial implications associated with international assignments. This program provides assistance in the form of education and language support, housing allowances, transportation of personal belongings, tax equalization and international living or hardship allowances when deemed appropriate. Of our named executive officers, Messrs. Hulme and Hankins participate in the expatriation program.
- *Aircraft Use Policy*—In August 2005, the Board adopted an Aircraft Use Policy to carefully manage use of the aviation assets in a manner that best meets the goals of improving senior management's effectiveness and availability. Under this policy, the Chairman of the Board, Chief Executive Officer, any Executive Vice President and any Division President may have personal use of Company aircraft to the extent that such person pays for the costs of such use pursuant to an aircraft time-sharing agreement. Notwithstanding the foregoing, the Compensation Committee may permit the Chairman of the Board and the Chief Executive Officer to have personal use of Company aircraft without cost; except that the Compensation Committee may limit such use in any given calendar year to a specified dollar amount. For 2007, such use by the Chairman of the Board was limited to $400,000 and such use by the Chief Executive Officer was unlimited. The Chairman's allowance was increased to its current level from $250,000 in 2006 and was based on personal safety and travel efficiency considerations. In addition, we make gross-up payments to the Chairman of the Board and the Chief Executive Officer in amounts equal to the out-of-pocket tax obligations resulting from their personal use of Company aircraft without cost. If income is required to be imputed to any person for use of the corporate aircraft in a situation where such use has a business purpose under the Policy, we will make gross-up payments to such person in amounts equal to the out-of-pocket tax obligations resulting from such use.

- *Company Car*—We provide executive officers with leased vehicles for business use, which the executives may also use for personal transportation. Executive officers are responsible for the taxes on imputed income associated with the personal use of this Company provided transportation.

Employment Agreements. We currently have employment agreements with two of our named executive officers, Messrs. Hulme and Hankins. Generally, we do not maintain employment agreements with executive officers. The primary purpose of these employment agreements is to provide certain executive officers with details regarding repatriation to their home country following the completion of their foreign assignments.

Mr. Hulme is party to an employment agreement with our subsidiary Huntsman Advanced Materials (Europe) BVBA, which is subject to annual renewal. This agreement defines the initial elements of Mr. Hulme's compensation package, including base salary and a performance-based bonus, and provides for customary expatriation arrangements, including an international location allowance expressed as a percentage of his annual salary.

Effective November 1, 2000, Mr. Hankins entered into an agreement with our subsidiary Huntsman Polyurethanes Americas detailing the terms of his secondment from Huntsman Polyurethanes (UK) Ltd. This agreement defines the initial elements of Mr. Hankins' compensation package, including base salary and a performance-based bonus, and provides for customary expatriation arrangements, including an international location allowance expressed as a percentage of his annual salary.

Equity Ownership Policy

The Board has adopted Executive Stock Ownership Guidelines (the "Guidelines"), which apply to our executive officers, including our Chief Executive Officer and the other named executive officers. The purpose of stock ownership requirements is to more closely align our key executives' interests with our shareholders—through good times and bad times. The Guidelines require executive officers to achieve and maintain ownership levels of our stock equal to five times base salary for the Chief Executive Officer and two times base salary for other executive officers. Once established, an executive officer's required ownership level generally does not change as a result of changes in annual base salary or fluctuations in our common stock price. Shares that count toward satisfaction of the Guidelines include:

- shares owned outright by the executive officer or his or her immediate family members residing in the same household;
- restricted stock issued as part of an executive officer's long-term compensation whether or not vested; and
- shares acquired upon option exercise that the executive officer continues to hold.

Executive officers are required to achieve their specified ownership levels within five years. Until these levels are achieved, executive officers are required to retain at least 50% of net shares delivered through our executive compensation plans ("net shares" means the shares remaining after deducting shares for the payment of taxes and, in the case of stock options, after deducting shares for the exercise price of stock options). Shares acquired by an executive officer prior to the adoption of the Guidelines are not subject to the retention restriction. Once achieved, the specified ownership level must be maintained for as long as the executive officer is subject to the Guidelines. Exclusions for estate planning, gifts to charity, education and primary residence apply to the retention requirement. However, exclusions do not affect the requirement that executive officers achieve their specified ownership levels within the five-year period. In addition, hardship exemptions may be available in rare instances. A copy of the Executive Stock Ownership Guidelines is available on our website at *www.huntsman.com.*

All of the named executive officers are in compliance with the equity ownership policy. The following table provides the minimum share ownership target of each named executive officer and the percentage of the ownership guideline achieved by the officer as of the record date:

Executive Officer	Ownership	Ownership Target	% of Guideline Achieved(1)
Peter R. Huntsman	5x	$7,068,000	100%
J. Kimo Esplin	2x	$ 873,600	100%
Samuel D. Scruggs	2x	$ 728,400	100%
Anthony P. Hankins	2x	$ 931,500	100%
Paul G. Hulme(2)	2x	$ 830,544	100%

(1) Based on the value of shares beneficially owned on December 31, 2007, and the closing price of our common stock on the last trading day of 2007.

(2) In August 2008, Mr. Hulme sold shares and currently is below his share ownership target. Mr. Hulme received a hardship exemption under the Guidelines.

Accounting and Tax Treatments of the Elements of Compensation

We account for stock-based awards, including stock options and restricted stock awards, as provided in Financial Accounting Standards Board Statement No. 123(R) *Share Based Payment* ("FAS 123(R)"). Section 162(m) of the internal revenue code disallows a tax deduction by us for individual executive compensation exceeding $1 million in any taxable year for our Chief Executive Officer and the other four highest compensated senior executive officers, other than compensation that is performance-based under a plan that is approved by our stockholders and that meets certain other technical requirements.

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Overall, the Compensation Committee seeks to balance its objective of ensuring an effective compensation package for the named executive officers with the need to maximize the immediate deductibility of compensation—while ensuring an appropriate (and transparent) impact on reported earnings and other closely followed financial measures.

In making its compensation decisions, the Compensation Committee has considered that Internal Revenue Code Section 162(m) limits deductions for compensation paid in excess of $1 million. As a result, the Compensation Committee has designed much of the total compensation packages for the named executive officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. However, the Compensation Committee does have the discretion to design and use compensation elements that may not be deductible within Section 162(m) when necessary for competitive reasons, to attract or retain a key executive, to enable us to retain flexibility in maximizing our pay for performance philosophy or where achieving maximum tax deductibility would not be in our best interest.

Post-Employment Compensation

Our named executive officers do not have employment agreements with our Company which entitle them to payments and benefits upon the termination of employment or a change-in-control. Executives at companies in the chemical industry and the general market against which we compete for executive talent commonly have employment agreements providing for these types of severance payments and benefits. Because our executives do not have the benefit of such agreements, we established the Executive Severance Plan in order to remain competitive.

Under the terms of our Executive Severance Plan, the Chief Executive Officer and the other named executive officers are entitled to payments and benefits upon the occurrence of specified events including termination of employment (with and without cause) and upon a change-in-control of our Company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in detail in the section entitled "Potential Payments upon Termination or Change of Control" below. We believe that the relative costs of our Executive Severance Plan in light of the expected benefits that would be derived are worth the attendant costs in foreseeable merger or acquisition situations. A description of the Executive Severance Plan and other arrangements relevant to post-employment compensation follows:

Executive Severance Plan. Under the Huntsman Executive Severance Plan (the "Severance Plan"), if a participant's employment is terminated without reasonable cause or the participant terminates employment for good reason, we will provide the participant with severance benefits in the form of a cash payment, healthcare continuation, and outplacement services.

The amount of the cash payment will be: (a) for a participant with a title of Senior Vice President or higher, an amount equal to two times the participant's base compensation at termination; and (b) for a participant with a title of Vice President, an amount equal to one and one-half times the participant's base compensation at termination. Healthcare coverage will continue for the participant and his or her covered dependents for the period of time (expressed as years and fraction of a year) determined by dividing the cash payment received by the participant by the participant's base compensation at termination. Outplacement services will be provided: (y) for a period of 12 months following termination, for participants with a title of Senior Vice President or higher; and (z) for a period of six months following termination, for participants with a title of Vice President.

Stock Incentive Plan. If there is a change in our control, the Compensation Committee may, in its discretion, provide for:

- assumption by the successor company of an award, or the substitution thereof for similar options, rights or awards covering the stock of the successor company;
- acceleration of the vesting of all or any portion of an award;
- changing the period of time during which vested awards may be exercised (for example, but not by way of limitation, by requiring that unexercised, vested awards terminate upon consummation of the change of control);
- payment of substantially equivalent value in exchange for the cancellation of an award; and/or
- issuance of substitute awards of substantially equivalent value.

Any such provision made by the Compensation Committee would benefit all participants in the Stock Incentive Plan, including the named executive officers.

Supplemental Savings Plan. Upon a change in control (as defined in the Supplemental Savings Plan), participants, including the named executive officers, may elect to receive the present value of the benefits payable to them under this plan.

Compensation Arrangements Relating to the Merger

On July 12, 2007, we entered into an agreement and plan of merger (the "Merger Agreement") with Hexion Specialty Chemicals, Inc., pursuant to which, Hexion has agreed to acquire all of our outstanding common stock in a merger under Delaware law. Shortly after the signing of the Merger Agreement, our Compensation Committee reviewed and approved transaction and retention bonuses for our executive officers, as described below. The Compensation Committee's purpose in granting these bonuses was to protect against the risk of these officers leaving the Company in light of the pending merger and to provide incentives to effectuate the successful completion of the merger. The amounts of these bonuses were negotiated between the parties in connection with the merger agreement and in consultation with the compensation consultant.

Upon the consummation of the merger, our named executive officers will receive transaction bonuses in the amounts shown below:

	Transaction Bonus Paid Upon Consummation
Executive Officers:	
Peter R. Huntsman	$1,464,500
J. Kimo Esplin	$ 470,700
Samuel D. Scruggs	$ 425,000
Anthony P. Hankins	$ 501,800
Paul G. Hulme	$ 474,995

Our named executive officers will also be given retention bonuses as set forth below upon the earlier of the date that is 12 months following the consummation of the merger or, with respect to any such officer whose employment is involuntarily terminated prior to the payment of such bonus, the date of such officer's termination of employment.

	Retention Bonus Paid 1 Year Following Consummation
Executive Officers:	
Peter R. Huntsman	$732,250
J. Kimo Esplin	$235,350
Samuel D. Scruggs	$212,500
Anthony P. Hankins	$250,900
Paul G. Hulme	$237,498

Our named executive officers will also receive tax gross-up payments to reimburse and make whole any such officer, if such officer incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, as a result of the merger, including the transaction bonuses or retention payments described above.

Our named executive officers are also impacted by certain provisions in the Merger Agreement that were negotiated by the parties. The Merger Agreement provides that all stock options to purchase shares of Huntsman common stock under any benefit plan, program or arrangement that are outstanding and unexercised at the effective time of the merger, whether or not vested or exercisable, as of the effective time of the merger, will be cancelled and converted to the right, upon delivery of an option surrender agreement, to receive an amount in cash, less applicable tax withholding and without interest, equal to the product of (x) the number of shares of our common stock subject to each option as of the effective time of the merger multiplied by (y) the excess, if any, of the merger consideration over the exercise price per share of common stock under such option.

The Merger Agreement restricts our ability to grant increases in compensation to our named executive officers, among others, other than in the ordinary course of business consistent with past practice.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed Huntsman Corporation's Compensation Discussion and Analysis for the fiscal year ended December 31, 2007 as set forth above with Huntsman management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Wayne A. Reaud, Chair
Nolan D. Archibald
Alvin V. Shoemaker

EXECUTIVE COMPENSATION

Summary Compensation

The following table presents information concerning compensation earned in the fiscal years ending 2006 and 2007, by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers at the end of 2007. We refer to these five persons collectively as "named executive officers." Our compensation policies are discussed above under the heading "Compensation Discussion and Analysis."

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-equity incentive plan compensation(4)	Change in pension value and non-qualified deferred	All other compensation(6)	Total
Peter R. Huntsman	2007	$1,464,500	$750,000	$2,522,145	$2,748,759	$1,002,000	$ 0	$459,146	$8,768,042
President, CEO & Director	2006	$1,451,775	$ 0	$1,742,914	$1,911,210	$2,331,452	$690,754	$270,351	$8,398,456
J. Kimo Esplin	2007	$ 466,175	$452,600	$ 733,317	$ 789,676	$ 193,200	$ 46,872	$166,549	$2,848,390
Executive VP & CFO	2006	$ 448,650	$ 0	$ 546,399	$ 588,479	$1,311,865	$176,336	$100,165	$3,171,894
Samuel D. Scruggs	2007	$ 413,074	$566,000	$ 733,317	$ 789,676	$ 174,500	$ 68,747	$141,868	$2,887,182
Executive VP & General Counsel	2006	$ 374,025	$ 0	$ 546,399	$ 588,479	$1,270,965	$213,899	$ 77,379	$3,071,146
Paul G. Hulme	2007	$ 467,145	$231,000	$ 594,934	$ 602,244	$ 188,600	$ 55,761	$326,325	$2,466,009
Division President, Materials and Effects	2006	$ 395,254	$ 0	$ 472,414	$ 493,455	$1,290,365	$453,805	$315,929	$3,421,222
Anthony P. Hankins . . .	2007	$ 496,975	$ 0	$ 599,365	$ 633,179	$ 245,000	$ 84,951	$324,809	$2,384,279
Division President, Polyurethanes	2006	$ 478,313	$ 0	$ 487,215	$ 512,460	$1,345,165	$529,464	$226,269	$3,578,886

(1) Discretionary special project bonuses were issued to Messrs. Huntsman, Esplin, Scruggs, and Hulme for successful completion of several restructuring initiatives. Mr. Hankins did not receive a special project bonus in 2007 because he did not participate in these initiatives. For this year's disclosure, amounts that were reported in the 2006 proxy statement for 2006 earnings have been moved to and included in the non-equity incentive plan compensation column.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years for the fair value of restricted stock granted in accordance with SFAS 123R. Pursuant to SEC regulations, the amounts shown for 2007 and 2006 exclude the impact of estimated forfeitures related to service-based vesting conditions. Amounts reported in the 2006 Proxy statement included estimated forfeitures related to service-based vesting conditions. The restricted shares vest ratably in three equal annual installments beginning on the first anniversary of the grant date. For purposes of stock-based awards, fair value is initially calculated using the closing price of our stock on the date of grant. In 2007, the fair value of restricted stock-based awards, excluding estimated forfeitures was $1,151,027 for Mr. Huntsman and $398,429 for each of Messrs. Esplin, Scruggs, Hankins, and Hulme for awards granted in 2005; $708,323, $177,079, $177,079, $106,252, and $88,540 respectively for Messrs. Huntsman, Esplin, Scruggs, Hankins, and Hulme for awards granted in 2006; and $662,794, $157,809, $157,809, $94,684, and $107,966 respectively for Messrs. Huntsman, Esplin, Scruggs, Hankins, and Hulme for awards granted in 2007. For additional information regarding 2007 and 2006 restricted stock expenses, refer to the notes of our financial statements in the Form 10-K for the years ended 2007 and 2006, as filed with the SEC. For information on the valuation assumptions with respect to grants made during or prior to 2007, refer to the notes of our financial statements in the Form 10-K for the appropriate year's end. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years for the fair value of stock options granted to each of the named executives in accordance with SFAS 123R. Pursuant to SEC regulations, the amounts shown for 2007 and 2006 exclude the impact of estimated forfeitures related to service-based vesting conditions. Amounts reported in the 2006 Proxy statement included estimated forfeitures related to service-based vesting conditions. The fair value of option awards in 2007, excluding estimated forfeitures was $1,151,023 for Mr. Huntsman and $398,432 for each of Messrs. Esplin, Scruggs, Hankins, and Hulme for awards granted in 2005; $909,730, $227,434, $227,434, $136,460, and $113,716 respectively for Messrs. Huntsman, Esplin, Scruggs, Hankins, and Hulme for awards granted in 2006; and $688,006, $163,811, $163,811, $98,287, and $90,096 respectively for

Messrs. Huntsman, Esplin, Scruggs, Hankins, and Hulme for awards granted in 2007. For additional information regarding 2007 and 2006 option expenses, refer to the notes of our financial statements in the Form 10-K for the years ended 2007 and 2006, as filed with the SEC. For information on the valuation assumptions with respect to grants made during or prior to 2007, refer to the notes of our financial statements in the Form 10-K for the appropriate year's end. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

(4) Mr. Huntsman's 2006 earnings include $1,453,452 representing his final payment from our Cost Reduction Incentive Plan. 2006 earnings for Messrs. Esplin, Scruggs, Hankins and Hulme include $1,065,865 representing final earnings from our Cost Reduction Incentive Plan. Although, Mr. Hankins earned his final Cost Reduction Incentive Plan payment in 2006, he received the associated payment in 2007.

(5) This column represents the sum of the change in pension value and non-qualified deferred compensation earnings in 2007 for each of the named executive officers. The change in pension value was ($218,897), $1,507, $3,980, $43,660, and $55,761 for each of Messrs. Huntsman, Esplin, Scruggs, Hankins and Hulme, respectively. See the "Pension Benefits in Fiscal 2007" for additional information, including the present value assumptions used in this calculation. The earnings on the non-qualified deferred compensation plans in which the named executive officers participate were $40,390, $45,365, $32,115 and $41,291 for each of Messrs. Huntsman, Esplin, Scruggs and Hankins, respectively. None of the named executive officers had above-market or preferential earnings on non-qualified deferred compensation. See "Nonqualified Deferred Compensation in Fiscal 2007" for additional information.

(6) The methodology used to compute the aggregate incremental cost of perquisites and other personal benefits for each individual named executive officer is based on the total cost to our company when the total cost of those perquisites and personal benefits exceeds $10,000. The table below details the components reported in the 'All other compensation' column of the table under "Compensation Discussion and Analysis—Summary Compensation." Some of the amounts in the table were paid directly by us or were reimbursed by us to the named executive officers.

Name	Personal Auto Use	Personal Aircraft Use	Foreign Assignment	Company Match 401(k)	Company Match Supp Savings Plan	Money Purchase Pension	Supp Exec Money Purchase Pension	Health & Welfare	Restricted Stock Dividends	Tax Grossups	Total
Peter R. Huntsman(a)	$2,054	$63,989	—	$4,500	$10,963	$18,000	$229,400	$15,720	$92,410	$ 22,110	$459,146
J. Kimo Esplin(b)	$9,428	—	—	$4,500	$18,796	$18,000	$ 75,182	$16,149	$24,494	—	$166,549
Samuel D. Scruggs(c)	$2,461	—	—	$4,500	$ 7,342	$18,000	$ 76,734	$ 8,337	$24,494	—	$141,868
Paul G. Hulme(d)	$4,572	—	$ 93,962	—	—	—	—	$ 1,580	$16,244	$209,877	$326,325
Anthony P. Hankins(e)	—	—	$143,896	$4,500	$11,026	$ 6,750	$ 29,083	$11,541	$17,468	$100,545	$324,809

(a) The cost to the company for personal use of the company airplane is calculated according to a time sharing agreement whereby incremental total direct costs including fuel, maintenance, repairs, insurance, etc. are assigned to Huntsman by number of flight hours used. We followed an incremental quarterly cost calculation method to account for the 22.6 personal flight hours used by Mr. Huntsman. The company contributed $240,362 to the SEMPP and Supplemental Savings Plan on Mr. Huntsman's behalf and has included this total amount in our Nonqualified Deferred Compensation table below. The health and welfare value represents premiums paid directly by us for life insurance, accidental death and dismemberment, long-term disability, occupational/travel accident, medical, and dental coverage. The restricted stock dividend amount represents the value accrued on unvested restricted stock. The tax gross-up amount shown for Mr. Huntsman was associated with his personal aircraft use.

(b) Huntsman contributed $93,978 to the SEMPP and Supplemental Savings Plan on Mr. Esplin's behalf and has included this amount in our Nonqualified Deferred Compensation table below. The health and welfare value represents premiums paid directly by us for life insurance, accidental death and dismemberment, long-term disability, occupational/travel accident, medical, and dental coverage. The restricted stock dividend amount represents the value accrued on unvested restricted stock.

(c) Huntsman contributed $84,076 to the SEMPP and Supplemental Savings Plan on Mr. Scruggs' behalf and has included this amount in our Nonqualified Deferred Compensation table below. The health and welfare value represents premiums paid directly by us for life insurance, accidental death and dismemberment, long-term disability, occupational/travel accident, medical, and dental coverage. The restricted stock dividend amount represents the value accrued on unvested restricted stock.

(d) As a citizen of the United Kingdom with residence in Belgium, we incurred foreign assignment costs on Mr. Hulme's behalf that included $55,397 in housing allowance, $23,824 international location allowance, $5,396 in personal allowances and trip assistance, and $9,434 representing 2% of his base pay for holiday bonus. The restricted stock dividend amount represents the value accrued on unvested restricted stock and phantom shares. In addition, we incurred $209,877 in tax gross-ups and equalization associated with Mr. Hulme's foreign assignment.

(e) As a citizen of the United Kingdom with residence in the United States, we incurred foreign assignment costs on Mr. Hankins' behalf that included $62,872 in housing allowances and costs and $81,024 for in-kind benefits, membership dues reimbursement and international location allowance. In addition, we incurred $100,545 in tax gross-ups and equalization associated with Mr. Hankins' foreign assignment. Huntsman contributed $40,109 to the SEMPP and Supplemental Savings Plan on Mr. Hankins' behalf and has included this amount in our Nonqualified Deferred Compensation table below. Health and welfare benefits include medical and dental coverage. The restricted stock dividend amount represents the value accrued on unvested restricted stock.

Grants of Plan-Based Awards in 2007

The following table provides information about equity and non-equity incentive awards granted to the named executive officers in 2007 through our annual incentive compensation plan and through our Stock Incentive Plan. The date of action indicates the date equity award values were approved by our Compensation Committee.

Name	Grant Date	Date of Action	Estimated Future Payouts Under			All Other Stock Awards(1)	All Other Option Awards	Exercise or Base Price on Option Awards	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Max				
			($)	($)	($)	(#)	(#)	($/Sh)	($)
Peter R. Huntsman	02/20/07	02/01/07	0	1,464,500	2,929,000	111,875	464,785	20.66	4,617,008
J. Kimo Esplin	02/20/07	02/01/07	0	271,560	543,120	26,637	110,663	20.66	1,099,289
Samuel D. Scruggs	02/20/07	02/01/07	0	226,380	452,760	26,637	110,663	20.66	1,099,289
Anthony P. Hankins	02/20/07	02/01/07	0	289,500	579,000	15,982	66,398	20.66	659,570
Paul G. Hulme	02/20/07	02/01/07	0	267,120	534,240	14,650	60,865	20.66	610,617

(1) This column shows the number of restricted shares of stock or phantom shares granted to the named executive officers in 2007. The restricted or phantom shares vest ratably in three equal annual installments beginning on the first anniversary of the grant date. During the restriction period, each restricted or phantom share entitles the individual to vote such share and to accrue quarterly payments by us equal to the quarterly dividend on one share of our stock.

(2) This column shows the number of securities underlying stock options granted to the named executive officers in 2007. These options vest and become exercisable ratably in three equal annual installments beginning on the first anniversary of the grant date.

(3) The exercise price of each option award granted on February 20, 2007, is $20.66, the closing price of a share of our common stock on the grant date. Generally, the full grant date fair value of options is the amount that we would expense in our financial statements over the award's vesting schedule and has been calculated using the Black-Scholes valuation model. The valuations were based upon the following assumptions: estimated holding period of 6.6 years, stock volatility rate of 20.76%, and a 1% risk of termination forfeiture. It should be noted that this model is only one of the methods available for valuing options. The full grant date fair value of restricted stock has been calculated using a 1% risk of termination forfeiture rate. These amounts reflect our accounting expense and do not correspond to the actual value that may or will be recognized by the named executive officers.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the current holdings of stock options and stock awards by the named executive officers from our Stock Incentive Plan. The market value of the stock awards is based on the closing market price of our stock on December 31, 2007, which was $25.70.

		Option Awards(1)				Stock Awards(2)	
		Securities Underlying Unexercised Options					
Name	Date of Award	Exercisable	Unexercisable	Exercise Price	Expiration Date	Shares or Units of *Stock that* have not Vested	Mark Value of Units of *Stock that* have not Vested
		(#)	(#)	($)		(#)	($)
Peter R. Huntsman(3)	2/20/07	0	464,785	20.66	02/20/2017	111,875	2,875,188
	3/01/06	124,873	249,745	20.50	03/01/2016	69,104	1,775,973
	2/10/05	303,300	151,650	23.00	02/10/2015	50,045	1,286,157
J. Kimo Esplin(4)	2/20/07	0	110,663	20.66	02/20/2017	26,637	684,571
	3/01/06	31,219	62,436	20.50	03/01/2016	17,276	443,993
	2/10/05	104,989	52,494	23.00	02/10/2015	17,323	445,201
Samuel D. Scruggs(5)	2/20/07	0	110,663	20.66	02/20/2017	26,637	684,571
	3/01/06	31,219	62,436	20.50	03/01/2016	17,276	443,993
	2/10/05	104,989	52,494	23.00	02/10/2015	17,323	445,201
Anthony P. Hankins(6)	2/20/07	0	66,398	20.66	02/20/2017	15,982	410,737
	3/01/06	18,731	37,462	20.50	03/01/2016	10,366	266,406
	2/10/05	104,989	52,494	23.00	02/10/2015	17,323	445,201
Paul G. Hulme(7)	2/20/07	0	60,865	20.66	02/20/2017	14,650	376,505
	3/01/06	15,609	31,218	20.50	03/01/2016	8,638	221,997
	2/10/05	104,989	52,494	23.00	02/10/2015	17,323	445,201

(1) Option awards vest ratably in three equal annual installments and become exercisable on the anniversary of each respective grant date. Outstanding option awards granted on February 10, 2005 vested cumulatively 33⅓% on February 10, 2006 and 66⅔% on February 10, 2007, with the final one-third of the award remaining unvested until February 10, 2008. Outstanding option awards granted on March 1, 2006 vested 33⅓% on March 1, 2007 with remaining unvested options to vest cumulatively 66⅔% on March 1, 2008 and 100% on March 1, 2009. Outstanding option awards granted on February 20, 2007 will vest cumulatively 33⅓% on February 20, 2008, 66⅔% on February 20, 2009 and 100% on February 20, 2010.

(2) Restricted stock and Phantom share awards vest ratably in three equal annual installments and lapse their associated restrictions on the anniversary of each respective grant date. Stock awards are granted on the same day as option awards and vest on the same schedule as footnoted for option awards above.

(3) On February 10, 2005, we granted Mr. Peter R. Huntsman 454,950 options at an exercise price of $23.00 per share, and 150,134 shares of restricted stock. On March 1, 2006, we granted Mr. Huntsman 374,618 options at an exercise price of $20.50, and 103,657 shares of restricted stock. On February 20, 2007, we granted Mr. Huntsman 464,785 options at an exercise price of $20.66 per share, and 111,875 shares of restricted stock.

(4) On February 10, 2005, we granted Mr. Esplin 157,483 options at an exercise price of $23.00 per share, and 51,969 shares of restricted stock. On March 1, 2006, we granted Mr. Esplin 93,655 options at an exercise price of $20.50, and 25,914 shares of restricted stock. On February 20, 2007,

we granted Mr. Esplin 110,663 options at an exercise price of $20.66 per share, and 26,637 shares of restricted stock.

(5) On February 10, 2005, we granted Mr. Scruggs 157,483 options at an exercise price of $23.00 per share, and 51,969 shares of restricted stock. On March 1, 2006, we granted Mr. Scruggs 93,655 options at an exercise price of $20.50, and 25,914 shares of restricted stock. On February 20, 2007, we granted Mr. Scruggs 110,663 options at an exercise price of $20.66 per share, and 26,637 shares of restricted stock.

(6) On February 10, 2005, we granted Mr. Hankins 157,483 options at an exercise price of $23.00 per share, and 51,969 shares of restricted stock. On March 1, 2006, we granted Mr. Hankins 56,193 options at an exercise price of $20.50, and 15,549 shares of restricted stock. On February 20, 2007, we granted Mr. Hankins 66,398 options at an exercise price of $20.66 per share, and 15,982 shares of restricted stock.

(7) On February 10, 2005, we granted Mr. Hulme 157,483 options at an exercise price of $23.00 per share, and 51,969 shares of restricted stock. On March 1, 2006, we granted Mr. Hulme 46,827 options at an exercise price of $20.50, and 12,957 shares of restricted stock. On February 20, 2007, we granted Mr. Hulme 60,865 options at an exercise price of $20.66 per share, and 14,650 shares of phantom stock.

Option Exercises and Stock Vested in Fiscal 2007

The following table shows the number of shares of stock that vested during 2007 and the aggregate gross dollar value realized upon vesting. None of our named executive officers exercised option awards during 2007.

Name	Stock Awards	
	Shares Acquired (#)	Value Realized ($)
Peter R. Huntsman(1)	58,603	1,723,778
J. Kimo Esplin(2)	17,355	530,307
Samuel D. Scruggs(3)	17,337	530,307
Anthony P. Hankins(4)	14,301	461,276
Paul G. Hulme	21,642	444,014

(1) Upon the vesting of the applicable portion of the restricted stock award granted on March 1, 2006, we withheld 12,595 shares, having a market value of $251,648, to satisfy tax withholding obligations, and issued to Mr. Peter R. Huntsman a net amount of 21,958 vested shares having a market value of $438,721, based on the closing price of our common stock on the vesting date, March 1, 2007, which was $19.98. Upon the vesting of the applicable portion of the restricted stock award granted on February 10, 2005, we withheld 13,399 shares, having a market value of $276,689, to satisfy tax withholding obligations, and issued to Mr. Peter R. Huntsman a net amount of 36,645 vested shares having a market value of $756,719, based on the closing price of our common stock on the vesting date, February 10, 2007, which was $20.65.

(2) Upon the vesting of the applicable portion of the restricted stock award granted on March 1, 2006, we withheld 2,804 shares, having a market value of $56,024, to satisfy tax withholding obligations, and issued to Mr. Esplin a net amount of 5,834 vested shares having a market value of $116,563, based on the closing price of our common stock on the vesting date, March 1, 2007, which was $19.98. Upon the vesting of the applicable portion of the restricted stock award granted on February 10, 2005, we withheld 5,802 shares, having a market value of $119,811, to satisfy tax withholding obligations, and

issued to Mr. Esplin a net amount of 11,521 vested shares having a market value of $237,909, based on the closing price of our common stock on the vesting date, February 10, 2007, which was $20.65.

(3) Upon the vesting of the applicable portion of the restricted stock award granted on March 1, 2006, we withheld 2,804 shares, having a market value of $56,024, to satisfy tax withholding obligations, and issued to Mr. Scruggs a net amount of 5,834 vested shares having a market value of $116,563, based on the closing price of our common stock on the vesting date, March 1, 2007, which was $19.98. Upon the vesting of the applicable portion of the restricted stock award granted on February 10, 2005, we withheld 5,820 shares, having a market value of $120,183, to satisfy tax withholding obligations, and issued to Mr. Scruggs a net amount of 11,503 vested shares having a market value of $237,537, based on the closing price of our common stock on the vesting date, February 10, 2007, which was $20.65.

(4) Upon the vesting of the applicable portion of the restricted stock award granted on March 1, 2006, we withheld 1,890 shares, having a market value of $37,762, to satisfy tax withholding obligations, and issued to Mr. Hankins a net amount of 3,293 vested shares having a market value of $65,794, based on the closing price of our common stock on the vesting date, March 1, 2007, which was $19.98. Upon the vesting of the applicable portion of the restricted stock award granted on February 10, 2005, we withheld 6,315 shares, having a market value of $130,405, to satisfy tax withholding obligations, and issued to Mr. Hankins a net amount of 11,008 vested shares having a market value of $227,315, based on the closing price of our common stock on the vesting date, February 10, 2007, which was $20.65.

Pension Benefits in Fiscal 2007

The table below sets forth information on the pension benefits for the named executive officers under our pension plans, each of which is more fully described following the table. No pension benefits were paid to any of the named executive officers in the last fiscal year. The amounts reported in the table below equal the present value of the accumulated benefit at November 30, 2007 for the named executive officers under each plan based upon the assumptions described below.

Name	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year
		(#)	($)	($)
Peter R. Huntsman	Huntsman Defined Benefit Pension Plan	24.417	284,957	0
	Supplemental Executive Retirement Plan		3,290,476	0
J. Kimo Esplin	Huntsman Defined Benefit Pension Plan	13.417	158,668	0
	Supplemental Executive Retirement Plan		484,585	0
Samuel D. Scruggs	Huntsman Defined Benefit Pension Plan	12.083	171,064	0
	Supplemental Executive Retirement Plan		452,931	0
Anthony P. Hankins	Huntsman Pension Scheme (UK)	28.225	3,320,355	0
Paul G. Hulme	Huntsman Belgian Pension Fund and International Pension Plan	23.167	2,102,751	0

(1) The actuarial present value of the accumulated benefits is determined using the same assumptions as used for financial reporting purposes. These assumptions are discussed in Note 18 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007. For purpose of performing these calculations, a normal retirement age of 65 was utilized.

Of our named executive officers, Messrs. Peter R. Huntsman, Esplin and Scruggs were participants in 2007 in the Huntsman Pension Plan and the Supplemental Executive Retirement Plan described above in "Compensation Discussion and Analysis". The Supplemental Executive Retirement Plan provides defined benefit retirement benefits that would otherwise have been available under the Huntsman Pension Plan but for statutory limitations applicable to tax-qualified plans. Both plans express benefits as a hypothetical cash balance account established in each participant's name.

A participant's account receives two forms of credits: "pay credits" and "interest credits." Pay credits equal a percentage of a participant's compensation and are credited to a participant's account on an annual basis. "Compensation" for this purpose includes both salary and bonus as described in the table under "Compensation Discussion and Analysis—Summary Compensation." "Compensation" under the Huntsman Pension Plan is subject to the compensation limit applicable to tax-qualified plans ($225,000 for 2007). The benefit that would be available under the Huntsman Pension Plan, but for this limitation, is provided under the Supplemental Executive Retirement Plan. The applicable pay credit percentage ranges between 4% and 12% depending on the participant's combined age and years of service as of the start of each plan year. The pay credits for the Huntsman Defined Benefit Pension Plan are $20,250 for Mr. Peter R. Huntsman and $18,000 for Messrs. Esplin and Scruggs. The pay credits for the Supplemental Executive Retirement Plan are $258,075, $75,182 and $76,734 for Messrs. Peter R. Huntsman, Esplin and Scruggs, respectively.

"Interest credits" for a plan year are based on the 30-year U.S. Treasury yield for November of the prior year. The minimum annual interest credit rate is 5.0%. In addition, plan participants who met certain age and service requirements on July 1, 2004 are entitled to receive "transition credits." Transition credits are payable for up to five years and equal a percentage of a participant's compensation. The applicable transition credit percentage is from 1% to 8% depending on the participant's combined age and years of service as of July 1, 2004. The transition credits for the Huntsman Defined Benefit Pension Plan are $11,250, $4,500 and $6,750 for Messrs. Peter R. Huntsman, Esplin and Scruggs, respectively. The transition credits for the Supplemental Executive Retirement Plan are $143,375, $18,796 and $28,775 for Messrs. Peter R. Huntsman, Esplin and Scruggs, respectively. The annual benefit payable under the Huntsman Pension Plan may be limited pursuant to certain statutory limits imposed on tax-qualified plans. The Supplemental Executive Retirement Plan provides participants with the benefit in excess of those limitations.

Pursuant to the terms of the Huntsman Pension Plan, at termination of employment after having completed at least five years of service, a participant will receive the amount then credited to the participant's cash balance account in an actuarially equivalent joint and survivor annuity (if married) or single life annuity (if not married). Participants may also choose from other optional forms of benefit, including a lump-sum payment in the amount of the cash balance account. The Huntsman Pension Plan also includes a minimum benefit that guarantees that a participant's benefit will not be less than the benefit accrued under the prior formula at transition (July 1, 2004) plus the benefit attributable to pay credits, with interest credits, beginning July 1, 2004. Under the prior plan provisions, the monthly basic benefit equaled one-twelfth of 1.4% of average earnings multiplied by pension service prior to January 1, 2000, plus 1.5% of average earnings multiplied by pension service after January 1, 2000, less 50% of the Social Security benefit prorated by pension service, payable as a life annuity to the participant. The prior Supplemental Executive Retirement Plan mirrored the benefit from the Huntsman Defined Benefit Pension Plan. Early retirement reductions apply if retirement occurs before normal retirement age (defined as age 65 with 5 years of service) and on or after the earlier of 1) both attaining age 50 and age plus vesting service equal to 80 or more, or 2) age 55 with 10 years of vesting service.

Vested benefits under the Supplemental Executive Retirement Plan are paid 30 days following a participant's separation from service, unless the participant is a "specified employee" for purposes of section 409A of the Internal Revenue Code ("Section 409A") in which case payment will be delayed for six months. Vested benefits are paid in a single cash lump sum unless the participant elects: (1) a life annuity, (2) a life annuity with payments guaranteed for 120 months, or (3) a joint and survivor annuity providing survivor benefits equal to 50 or 100 percent (as elected by the participant) of the annuity payable to the participant. Benefits are unvested until the earlier to occur of: (1) completion of ten years of service, (2) termination on account of death, "Disability," on or after attainment of "Normal Retirement Age," or (3) termination without "Reasonable Cause." Each named executive officer is fully vested in his benefit under the Supplemental Executive Retirement Plan.

"Disability" under the Huntsman Defined Benefit Pension Plan provides that for a disabled participant, service and benefit accruals continue for 24 months. After 24 months, disabled participants are deemed to be terminated participants. Disability is defined as total and permanent disability, as determined by the administrator of the company's long-term disability plan.

"Normal Retirement Age" is retirement eligibility upon age 65 with 5 years of service under the Huntsman Defined Benefit Pension Plan and Supplemental Executive Retirement Plan.

"Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law or the material violation of any of our significant policies that materially and adversely affects us, or (2) the failure of the participant to substantially perform his duties.

Messrs. Hulme and Hankins participate in the Huntsman Pension Scheme in the U.K. The Huntsman Pension Scheme provides standard benefits equal to 2.2% (1/45th) of final pensionable compensation up to $22,084 (£11,250), plus 1.83% of final pensionable compensation above $22,084 (£11,250), minus 1/50th of the current State pension benefit, times actual years of service; subject to a maximum limit of 2/3rd of final pensionable compensation times actual years of service, divided by total possible service to retirement. Final pensionable compensation is gross salary received during the 12 months prior to retirement less any profit sharing payments. These benefits include U.K. social security benefits. As of December 31, 2007, Mr. Hankins had approximately 28 years of service in the U.K. and Mr. Hulme had approximately 5 years of service in the U.K. Both Mr. Hankins and Mr. Hulme are fully vested in these benefits.

Mr. Hulme participates in the International Pension Plan, which is a non-registered plan designed to protect the pension benefits of employees whose service involves participation in pension plans in more than one country. Through the International Pension Plan, Mr. Hulme at retirement can elect to receive a total pension benefit (which includes retirement benefits being provided by the Huntsman Belgium Pension Fund and the Huntsman Pension Scheme) that is the greater of (1) the benefit under the Huntsman Pension Scheme (with slight modifications if he has less than 10 years of actual U.K. service) based upon his combined service in Belgium and the U.K. and his U.K. notional salary, or (2) the benefit under the Huntsman Belgium Pension Fund based upon his combined service in Belgium and the U.K. Currently, the benefit under the IPP using the Huntsman Pension Scheme is the most beneficial for Mr. Hulme, who had 24 years of total service as of November 30, 2007.

Nonqualified Deferred Compensation in Fiscal 2007

The table below provides information on the non-qualified deferred compensation of the named executive officers in 2007. The named executive officers cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from our Company. No withdrawals or distributions were made in 2007.

Name	Executive Contributions in Last FY(1)	Huntsman Contributions in Last FY(1)	Aggregate Earnings in Last FY(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Peter R. Huntsman	$ 0	$240,362(2)	$40,390	$0	$1,056,724(3)
J. Kimo Esplin	$244,510	$ 93,978(4)	$45,365	$0	$1,276,594(5)
Samuel D. Scruggs	$ 12,392	$ 84,076(6)	$32,115	$0	$ 897,861(7)
Anthony P. Hankins	$ 24,849	$ 40,109(8)	$41,291	$0	$ 772,875(9)
Paul G. Hulme	$ 0	$ 0	$ 0	$0	$ 0

(1) Represents deferrals under the Supplemental Savings Plan. These amounts are included in the "Salary" column of the table under "Compensation Discussion and Analysis—Summary Compensation," set forth above.

(2) Represents a contribution of $10,963 to the Supplemental Savings Plan and a contribution of $229,400 to the SEMPP. These amounts are included in the "All Other Compensation" column of the table under "Compensation Discussion and Analysis—Summary Compensation," set forth above.

(3) This amount includes $23,000 from our Supplemental Savings Plan and $1,033,724 from our SEMPP. $91,128 of these amounts was previously reported in the Summary Compensation Table set forth in our definitive proxy statement filed with the Commission on March 30, 2007.

(4) Represents a contribution of $18,796 to the Supplemental Savings Plan and a contribution of $75,182 to the SEMPP. These amounts are included in the "All Other Compensation" column of the table under "Compensation Discussion and Analysis—Summary Compensation," set forth above.

(5) This amount includes $1,064,266 from our Supplemental Savings Plan and $212,328 from our SEMPP. $60,981 of these amounts was previously reported in the Summary Compensation Table set forth in our definitive proxy statement filed with the Commission on March 30, 2007.

(6) Represents a contribution of $7,342 to the Supplemental Savings Plan and a contribution of $76,734 to the SEMPP. These amounts are included in the "All Other Compensation" column of the table under "Compensation Discussion and Analysis—Summary Compensation," set forth above.

(7) This amount includes $735,544 from our Supplemental Savings Plan and $162,317 from the SEMPP. $108,816 of these amounts was previously reported in the Summary Compensation Table set forth in our definitive proxy statement filed with the Commission on March 30, 2007.

(8) Represents a contribution of $11,026 to the Supplemental Savings Plan and a contribution of $29,083 to the SEMPP. These amounts are included in the "All Other Compensation" column of the table under "Compensation Discussion and Analysis—Summary Compensation," set forth above.

(9) This amount includes $729,428 from the Supplemental Savings Plan and $43,447 from the SEMPP. $41,446 of these amounts was previously reported in the Summary Compensation Table set forth in our definitive proxy statement filed with the Commission on March 30, 2007.

As described above in "Compensation Discussion and Analysis", we sponsor two non-qualified defined contribution plans: the Supplemental Savings Plan and the SEMPP. The Supplemental Savings Plan allows eligible executive officers to defer up to 75% of eligible salary and up to 75% of annual incentive award bonuses. The plan also provides for matching contributions that would otherwise have been made by us to the participant's 401(k) Plan account but for the statutory limits imposed on tax-qualified retirement plans. As required by section 409A, deferrals must be elected in the calendar year preceding the year in which the compensation deferred is earned.

The Supplemental Savings Plan provides for payment of benefits to a participant upon the earlier to occur of a "Change of Control" or a termination of the participant's service. Benefits paid upon a "Change of Control" are always paid in a single lump sum payment. Benefits payable upon a separation from service can be made (at the election of the participant) in either a single lump sum payment or in substantially equal installments over a period selected by the participant that does not exceed ten years. In addition, the participant may request distribution of all or portion of the amounts credited to his account upon an "Unforeseeable Emergency." Payments upon separation from service will be delayed six months in accordance with Section 409A in the event a participant is a "specified employee" for purposes of Section 409A.

The Supplemental Savings Plan defines a "Change of Control" as the occurrence of either of the following events:

- Any person becomes the owner of 35% or more of our outstanding voting stock (other than certain persons affiliated with us).
- The replacement of a majority of our Board over a two-year period except in cases where (1) such replacement is not approved by a vote of at least a majority of the incumbent Board or (2) the election or nomination of such replacement Board members is by certain of our affiliates.

In addition, any "Change of Control" must also constitute a change in control for purposes of Section 409A.

A participant will be deemed to have incurred an "Unforeseeable Emergency" if he suffers a severe financial hardship resulting from (1) an illness or accident with respect to him, his spouse or a dependent, (2) the loss of property due to casualty or (3) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the participant's control determined by us to constitute an unforeseeable emergency for purposes of Section 409A.

- As described above in "Compensation Discussion and Analysis," the SEMPP provides for benefits that would not otherwise be available under our MPP due to statutory limitations imposed on tax-qualified retirement plans. The plan provides for the payment of vested benefits upon a participant's separation from service except to the extent the participant is a "specified employee" for purposes of Section 409A in which case benefits will be delayed six months. A participant's benefits vest on the earlier to occur of (1) completion of ten years of service, (2) termination on account of death, "Disability," or on or after attainment of "Normal Retirement Age," or (3) termination without "Reasonable Cause." "Disability," "Normal Retirement Age," and "Reasonable Cause" have the same meanings as set forth above in our description of the Supplemental Executive Retirement Plan. Each named executive officer is currently vested in his SEMPP benefit.

Benefits are payable in one of the following forms elected by a participant:

- A single lump sum payment; or
- A single life annuity; or
- A joint and survivor annuity; or
- Installments over a period selected by the participant not in excess of ten years.

Participants are entitled to elect the investment of their accounts under both the Supplemental Savings Plan and the SEMPP. Although no assets may actually be invested, a participant's benefit value is based on the gains or losses of the investments they choose. No above market or preferential earnings are provided under our non-qualified defined contributions plans because the investment choices available under the plans are identical to the investment choices available in the 401(k) Plan (in the case of the Supplemental Savings Plan) or the MPP (in the case of the SEMPP). Consequently none of the earnings reported in this table are included in the table under "Compensation Discussion and Analysis—Summary Compensation." Participants may change their investment options at any time by submitting a change form to the plan administrator.

The table below lists the investment funds available to participants in the 401(k) Plan, the Supplemental Savings Plan, the MPP and the SEMPP. The table also provides the rate of return for each fund for 2007. All funds and rates of return are the same for all four defined contribution plans.

Investment Funds	2007 Performance
PIMCO Total Return Bond Fund	9.07%
American Century Inflation Adjusted Bond Fund	11.19%
Vanguard Institutional Index	5.48%
American Funds Growth Fund of America	11.26%
Legg Mason Value Trust	(5.73)%
Hotchkis and Wiley Large Cap Value	(10.55)%
Vanguard Selected Value	(0.23)%
Fidelity Low Priced Stock	3.16%
Morgan Stanley Institutional Mid Cap Growth	22.59%
Royce Value Plus	3.24%
American Beacon ABF Small Cap Value	(6.44)%
American Century Real Estate	(15.95)%
Fidelity International Discovery	18.98%
First Eagle Overseas	8.39%
DFA Emerging Markets Value	45.64%
PIMCO Commodity Real Return Strategy	23.80%
Fidelity Freedom Income	4.83%
Fidelity Freedom Fund 2000	5.32%
Fidelity Freedom Fund 2010	7.43%
Fidelity Freedom Fund 2020	8.45%
Fidelity Freedom Fund 2030	9.27%
Fidelity Freedom Fund 2040	9.31%

Potential Payments upon Termination or Change of Control

As described above in "Compensation Discussion and Analysis," our named executive officers are entitled to potential severance benefits under our Executive Severance Plan. In addition, equity awards granted under our Stock Incentive Plan provide for accelerated vesting upon a "Change of Control" as defined in the Stock Incentive Plan at the discretion of our Compensation Committee. There are no material conditions or obligations applicable to the receipt of these payments or benefits.

The tables below quantify the benefits available under these arrangements (assuming that the vesting of outstanding equity awards held by our named executive officers is accelerated by our Compensation Committee). Pursuant to our Executive Severance Plan, each executive officer is entitled to receive a single lump sum severance payment in an amount equal to two times his or her annual base salary in the event of a termination without "Reasonable Cause" or upon a termination by the executive for "Good Reason." Messrs. Hankins and Hulme are citizens of the United Kingdom, and as such, their potential severance payment of 33 times their base monthly salary for termination under these circumstances is calculated in accordance with the terms of similarly situated foreign associates.

The Executive Severance Plan utilizes the same definition of "Reasonable Cause" as set forth above with respect to our Supplemental Executive Retirement Plan. A termination for "Good Reason" will be deemed to occur upon voluntary termination of employment as a result of the significant detrimental reduction or change to the executive's job responsibilities or in his or her current base compensation, or change in the executive's principal place of work by more than fifty miles from his or her principal place of work in effect immediately prior to such change, which is not remedied by the Company within thirty days of written notice by the executive of the reduction or change.

A "Change of Control" under the Stock Incentive Plan means the occurrence of any of the following:

- An acquisition of 50% or more of a combined voting power of our outstanding voting securities.
- The consummation of a transaction in which our stockholders do not, immediately thereafter, own 50% or more of the resulting entity in substantially the same portion as their stock ownership prior to the transaction.
- The sale or disposition of all or substantially all of our assets.
- A majority change in the incumbent directors of our Board.
- An approval by our Board or our stockholders of a complete or substantially complete liquidation or dissolution.

Historically, based on information provided by its compensation consultant, we determined that it was necessary to provide executives with two times base yearly compensation as severance in order to attract and retain executive talent necessary for our business, as similar or greater amounts of severance were provided to executives at companies with whom we compete. For 2007, the Compensation Committee kept severance at this same level, as information provided by the compensation consultant indicated that this level of severance is consistent with our objective of providing compensation within range of the median paid to similarly situated executives at comparable companies against whom we compete.

As described in "Compensation Discussion and Analysis—Compensation Peer Group" on page 25, information regarding potential payments to be made under termination scenarios was included in the tally sheets provided by the Compensation Committee. While this information was available to the Compensation Committee when it reviewed other components of compensation for 2007, it did not have a material effect on decisions regarding these other compensation components.

The tables below reflect the compensation payable to or on behalf of each named executive officer upon retirement, disability, death, an involuntary termination without cause or a change of control. The amounts shown assume that such termination or change of control was effective as of December 31, 2007, and thus includes amounts earned through such time. The actual amounts we will be required to disburse can only be determined at the time of the applicable circumstance. Amounts payable under the Supplemental Savings and supplemental money purchase pension plan are described in the "Nonqualified Deferred Compensation" table above.

Potential Payments for Peter R. Huntsman

	Retirement	Disability	Death	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Change in Control	Involuntary Termination or Change in Control in Connection with Hexion Merger(3)
Compensation						
Cash(1)	$ 0	$ 0	$ 0	$2,929,000	$ 0	$732,250
Stock and Options (unvested & accelerated)(2)	$ 0	$ 0	$ 0	$ 0	$9,987,962	$ 0
Benefit Plans						
Cash Balance Pension(4)	$ 348,936	$ 348,936	$ 348,936	$ 348,936	$ 0	$ 0
Supplemental Cash Balance Pension(4)	$4,046,268	$4,046,268	$4,046,268	$4,046,268	$ 0	$ 0
Health & Welfare(5)	$ 0	$ 0	$ 0	$ 16,943	$ 0	$ 0
Outplacement Services(6)	$ 0	$ 0	$ 0	$ 9,000	$ 0	$ 0

(1) This amount is equal to twice Mr. Huntsman's annual salary as set forth in the Huntsman Executive Severance Plan. This amount is not payable if his employment is terminated for cause.

(2) Any acceleration of vesting of an equity-based award requires the approval of the Compensation Committee. Based on the fair market value per share of our common stock on December 31, 2007, which was $25.70, an acceleration of Mr. Huntsman's unvested shares of restricted stock would have an estimated value of $5,937,317, and an acceleration of Mr. Huntsman's unvested options would have an estimated value of $4,050,645.

(3) Represents an additional payment specific to an involuntary termination without cause in connection with our Merger Agreement with Hexion equal to one-half of Mr. Huntsman's 2007 base salary, as described above in our Compensation Discussion and Analysis. This amount will only be payable if employment is involuntarily terminated for any reason other than reasonable cause prior to the first anniversary of the merger's closing date. As a result of the merger and this payment, Mr. Huntsman will also receive a tax gross-up payment to reimburse and make him whole if he incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended.

(4) These benefits are payable as a lump sum cash payment, although other forms of payment distribution are available at the participant's election. The balance of this account as of December 31, 2007 is larger than the value in the Pension Benefits table due to the present value assumption utilized in calculating the value in that table.

(5) Calculated by multiplying 150% of the employer and employee premiums payable with respect to healthcare continuation pursuant to the coverage elected by the executive as of December 31, 2007 by 24. We assumed a monthly premium 50% larger than current premiums to reflect annual increases in premium costs in order to ensure that the amounts reported above include the total amount for which we are potentially responsible to provide such coverage. If Mr. Huntsman's employment is terminated for cause, we are not required to provide the subsidy noted.

(6) We contract with a 3rd party provider for 12 months of outplacement services. To the extent Mr. Huntsman might utilize these services, we expect the company cost would be $9,000.

Potential Payments for J. Kimo Esplin

	Retirement	Disability	Death	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Change in Control	Involuntary Termination or Change in Control in Connection with Hexion Merger(3)
Compensation						
Cash(1)	$ 0	$ 0	$ 0	$941,400	$ 0	$235,350
Stock and Options (unvested & accelerated)(2)	$ 0	$ 0	$ 0	$ 0	$2,597,908	$ 0
Benefit Plans						
Cash Balance Pension(4)	$193,388	$193,388	$193,388	$193,388	$ 0	$ 0
Supplemental Cash Balance Pension(4)	$594,459	$594,459	$594,459	$594,459	$ 0	$ 0
Health & Welfare(5)	$ 0	$ 0	$ 0	$ 15,680	$ 0	$ 0
Outplacement Services(6)	$ 0	$ 0	$ 0	$ 9,000	$ 0	$ 0

(1) This amount is equal to twice Mr. Esplin's annual salary as set forth in the Huntsman Executive Severance Plan. This amount is not payable if his employment is terminated for cause.

(2) Any acceleration of vesting of an equity-based award requires the approval of the Compensation Committee. Based on the fair market value per share of our common stock on December 31, 2007, which was $25.70, an acceleration of Mr. Esplin's unvested shares of restricted stock would have an estimated value of $1,573,765, and an acceleration of Mr. Esplin's unvested options would have an estimated value of $1,024,143.

(3) Represents an additional payment specific to an involuntary termination without cause in connection with our Merger Agreement with Hexion equal to one-half of Mr. Esplin's 2007 base salary, as described above in our Compensation Discussion and Analysis. This amount will only be payable if employment is involuntarily terminated for any reason other than reasonable cause prior to the first anniversary of the merger's closing date. As a result of the merger and this payment, Mr. Esplin will also receive a tax gross-up payment to reimburse and make him whole if he incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended.

(4) These benefits are payable as a lump sum cash payment, although other forms of payment distribution are available at the participant's election. The balance of this account as of December 31, 2007 is larger than the value in the Pension Benefits table due to the present value assumption utilized in calculating the value in that table.

(5) Calculated by multiplying 150% of the employer and employee premiums payable with respect to healthcare continuation pursuant to the coverage elected by the executive as of December 31, 2007 by 24. We assumed a monthly premium 50% larger than current premiums to reflect annual increases in premium costs in order to ensure that the amounts reported above include the total amount for which we are potentially responsible to provide such coverage. If Mr. Esplin's employment is terminated for cause, we are not required to provide the subsidy noted.

(6) We contract with a 3rd party provider for 12 months of outplacement services. To the extent Mr. Esplin might utilize these services, we expect the company cost would be $9,000.

Potential Payments for Samuel D. Scruggs

	Retirement	Disability	Death	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Change in Control	Involuntary Termination or Change in Control in Connection with Hexion Merger(3)
Compensation						
Cash(1)	$ 0	$ 0	$ 0	$850,000	$ 0	$212,500
Stock and Options (unvested & accelerated)(2)	$ 0	$ 0	$ 0	$ 0	$2,597,908	$ 0
Benefit Plans						
Cash Balance Pension(4)	$203,605	$203,605	$203,605	$203,605	$ 0	$ 0
Supplemental Cash Balance Pension(4)	$542,840	$542,840	$542,840	$542,840	$ 0	$ 0
Health & Welfare(5)	$ 0	$ 0	$ 0	$ 6,272	$ 0	$ 0
Outplacement Services(6)	$ 0	$ 0	$ 0	$ 9,000	$ 0	$ 0

(1) This amount is equal to twice Mr. Scruggs' annual salary as set forth in the Huntsman Executive Severance Plan. This amount is not payable if his employment is terminated for cause.

(2) Any acceleration of vesting of an equity-based award requires the approval of the Compensation Committee. Based on the fair market value per share of our common stock on December 31, 2007, which was $25.70, an acceleration of Mr. Scruggs' unvested shares of restricted stock would have an estimated value of $1,573,765, and an acceleration of Mr. Scruggs' unvested options would have an estimated value of $1,024,143.

(3) Represents an additional payment specific to an involuntary termination without cause in connection with our Merger Agreement with Hexion equal to one-half of Mr. Scruggs' 2007 base salary, as described above in our Compensation Discussion and Analysis. This amount will only be payable if employment is involuntarily terminated for any reason other than reasonable cause prior to the first anniversary of the merger's closing date. As a result of the merger and this payment, Mr. Scruggs will also receive a tax gross-up payment to reimburse and make him whole if he incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended.

(4) These benefits are payable as a lump sum cash payment, although other forms of payment ' distribution are available at the participant's election. The balance of this account as of December 31, 2007 is larger than the value in the Pension Benefits table due to the present value assumption utilized in calculating the value in that table.

(5) Calculated by multiplying 150% of the employer and employee premiums payable with respect to healthcare continuation pursuant to the coverage elected by the executive as of December 31, 2007 by 24. We assumed a monthly premium 50% larger than current premiums to reflect annual increases in premium costs in order to ensure that the amounts reported above include the total amount for which we are potentially responsible to provide such coverage. If Mr. Scruggs' employment is terminated for cause, we are not required to provide the subsidy noted.

(6) We contract with a 3rd party provider for 12 months of outplacement services. To the extent Mr. Scruggs might utilize these services, we expect the company cost would be $9,000.

Potential Payments for Anthony P. Hankins

	Retirement	Disability	Death	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Change in Control	Involuntary Termination or Change in Control in Connection with Hexion Merger(3)
Compensation						
Cash(1)	$ 0	$ 0	$ 0	$1,805,958	$ 0	$250,900
Stock and Options (unvested & accelerated)(2)	$ 0	$ 0	$ 0	$ 0	$1,793,527	$ 0
Benefit Plans						
UK Pension Benefit Annuities	$307,855(4)	$433,599	$375,786	$ 307,855	$ 0	$ 0
Health & Welfare	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Outplacement Services(5)	$ 0	$ 0	$ 0	$ 9,000	$ 0	$ 0

(1) This amount is based on a total of 33 months (21 months plus 12 months notice) of Mr. Hankins' year-end base pensionable pay. This amount is not payable if his employment is terminated for cause.

(2) Any acceleration of vesting of an equity-based award requires the approval of the Compensation Committee. Based on the fair market value per share of our common stock on December 31, 2007, which was $25.70, an acceleration of Mr. Hankins' unvested shares of restricted stock would have an estimated value of $1,122,345, and an acceleration of Mr. Hankins' unvested options would have an estimated value of $671,182.

(3) Represents an additional payment specific to an involuntary termination without cause in connection with our Merger Agreement with Hexion equal to one-half of Mr. Hankins' 2007 base salary, as described above in our Compensation Discussion and Analysis. This amount will only be payable if employment is involuntarily terminated for any reason other than reasonable cause prior to the first anniversary of the merger's closing date. As a result of the merger and this payment, Mr. Hankins will also receive a tax gross-up payment to reimburse and make him whole if he incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended.

(4) These amounts represent the accrued retirement benefit at normal retirement (age 62) in the form of an annual annuity. The earliest this benefit can be realized is age 50 at which time it would be actuarially reduced to $147,104.

(5) We contract with a 3rd party provider for 12 months of outplacement services. To the extent Mr. Hankins might utilize these services, we expect the company cost would be $9,000.

Potential Payments for Paul G. Hulme

	Retirement	Disability	Death	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Change in Control	Involuntary Termination or Change in Control in Connection with Hexion Merger(3)
Compensation						
Cash(1)	$ 0	$ 0	$ 0	$1,297,199	$ 0	$237,498
Stock and Options (unvested & accelerated)(2)	$ 0	$ 0	$ 0	$ 0	$1,654,530	$ 0
Benefit Plans						
Belgian Pension Plan/ International Pension Plan(4)	$202,891	$287,429	$150,900	$ 222,617	$ 0	$ 0
Health & Welfare	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Outplacement Services(5)	$ 0	$ 0	$ 0	$ 9,000	$ 0	$ 0

(1) This amount is based on a total of 33 months (21 months plus 12 months notice) of Mr. Hulme's year-end base pensionable pay. This amount is not payable if his employment is terminated for cause.

(2) An acceleration of vesting of an equity-based award requires the approval of the Compensation Committee. Based on the fair market value per share of our common stock on December 31, 2007, which was $25.70, an acceleration of Mr. Hulme's unvested shares of restricted stock and phantom shares would have an estimated value of $1,043,703, and an acceleration of Mr. Hulme's unvested options would have an estimated value of $610,827.

(3) Represents an additional payment specific to an involuntary termination without cause in connection with our Merger Agreement with Hexion equal to one-half of Mr. Hulme's 2007 base salary, as described above in our Compensation Discussion and Analysis. This amount will only be payable if employment is involuntarily terminated for any reason other than reasonable cause prior to the first anniversary of the merger's closing date. As a result of the merger and this payment, Mr. Hulme will also receive a tax gross-up payment to reimburse and make him whole if he incurs excise tax liability imposed pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended.

(4) These benefits are represented as an annual annuity, and other forms of payment distribution are available at the participant's election.

(5) We contract with a 3rd party provider for 12 months of outplacement services. To the extent Mr. Hulme might utilize these services, we expect the company cost would be equivalent to $9,000.

DIRECTOR COMPENSATION

Director Compensation for Fiscal 2007

Directors who are not independent do not receive annual fees. Accordingly, Peter R. Huntsman and Jon M. Huntsman receive no additional compensation for serving on our Board. Annual compensation for non-employee directors is comprised of cash and stock-based equity compensation. Cash compensation consists of an annual retainer, supplemental retainers for the chairs of Board committees, and meeting fees. Stock-based equity compensation consists of restricted stock and option awards. Each of these components is described in more detail below.

The total 2007 compensation of our non-employee directors is shown in the following table:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
	($)(1)	($)(2)	($)(3)	($)(4)	($)
Jon M. Huntsman, Chairman	0	0	0	1,543,271(5)	1,543,271
Nolan D. Archibald, Compensation Committee	390,000	62,897	111,885	3,594	568,376
Marsha Evans, Nominating & Governance Committee	390,000	62,897	111,885	3,594	568,376
H. William Lichtenberger, Nominating & Governance Committee Chair and Audit Committee	420,000	62,897	111,885	3,594	598,376
Richard Michaelson, Audit Committee Chair and Nominating & Governance Committee	435,000	62,897	111,885	3,594	613,376
Wayne A. Reaud, Compensation Committee Chair	400,000	62,897	111,885	3,594	578,376
Alvin V. Shoemaker, Compensation Committee and Audit Committee	650,000	62,897	111,885	3,594	828,376
David J. Matlin(6)	0	0	0	0	0
Christopher R. Pechock(6)	0	0	0	0	0

(1) This column includes the amount earned for retainers, meeting fees and participation on the Huntsman Transaction Committee. Each member of the Transaction Committee received compensation in 2008 in connection with the services they provided with respect to the Basell AF and Hexion transactions that we entered into in 2007 and for services that were expected to be provided in 2008 in connection with the Hexion transaction. Each independent director received $260,000 for these services except Mr. Shoemaker, who received $500,000 for serving as the Chairman of the Transaction Committee while providing these services.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of 6,393 shares of restricted stock granted in 2007 and 3,887 shares of restricted stock granted in 2006 to each independent director, in

accordance with SFAS 123R. The restricted shares vest ratably in three equal annual installments beginning on the first anniversary of the grant date. For purposes of the restricted stock-based awards, fair value is calculated using the closing price of our stock on the date of grant. For additional information, refer to the notes of our financial statements in the Form 10-K for the years ended December 31, 2007 and 2006, as filed with the SEC. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may or will be recognized by the directors. As of December 31, 2007, the aggregate number of stock awards outstanding for each independent director was: 8,984 for Mrs. Evans, Mr. Lichtenberger and Mr. Shoemaker who elected to receive their stock awards in restricted stock; and 10,280 for Messrs. Archibald, Michaelson and Reaud who elected to receive their stock awards in restricted stock units.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of 50,000 stock options previously granted to each independent director in 2005 at an exercise price per share of $19.25. The stock options vest ratably in three equal annual installments beginning on the first anniversary of the grant date. For purposes of the stock options, the fair value was estimated using the Black-Scholes valuation model in accordance with SFAS 123R. As of December 31, 2007, the aggregate number of nonqualified option awards outstanding for each independent director was 16,667.

(4) The amount reflected for each independent director includes $3,594 dividend earnings accrual on restricted stock-based awards.

(5) Mr. Jon M. Huntsman retired from his position as Chief Executive Officer on December 1, 2001. Through May 2002, we paid the premiums on various life insurance policies for Mr. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $1.4 million, which represents the insurance premiums paid on his behalf through May 2002. The amount paid to Mr. Huntsman consists of $950,000 for consulting fees, $400,000 for personal company aircraft use and $177,539 for related tax gross-ups, $6,432 for personal company car use, and $9,300 in accumulated per diem amounts.

(6) Messrs. Matlin and Pechock resigned from the Board in August 2007.

The Board believes that compensation for independent directors should be competitive and should fairly compensate directors for the time and skills devoted to serving us but should not be so great as to compromise independence. With the assistance of outside Compensation Consultants, the Compensation Committee periodically reviews our director compensation practices and compares them against the practices of a selected peer group of companies as well as against the practices of public company boards generally.

Effective January 1, 2007, our Board approved a new compensation structure for our independent directors. During 2007, independent directors received an annual cash retainer of $120,000 (paid in quarterly installments) and an annual restricted stock-based award with a value of $120,000 on the grant date. The annual restricted stock-based awards vest in three equal annual installments beginning on the first anniversary of the grant date. Each member of the Audit Committee received an additional annual cash retainer of $20,000, and each member of the Compensation and the Governance committees received an additional annual cash retainer of $10,000. The chairperson of the Audit Committee received an annual cash retainer of $25,000, and the chairpersons of the Compensation and the Governance committees each received annual cash retainers of $10,000, in each case in addition to the retainers received for being members of these committees.

In connection with the new compensation structure, we adopted the Huntsman Outside Directors Elective Deferral Plan. This is an unfunded nonqualified plan established primarily for the purpose of providing our independent directors with the ability to defer the receipt of director fees. Benefits under the plan are payable in cash in a lump sum or in installments beginning 30 days after the director ceases to be a member of our Board.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board or its committees and for other reasonable expenses related to the performance of their duties as directors. In the case of Jon M. Huntsman, this includes a per diem amount of $100 for each day that he travels on company business.

The Board believes that our total director compensation package is competitive with the compensation offered by other companies and is fair and appropriate in light of the responsibilities and obligations of our independent directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures

Effective as of February 1, 2007, the Board adopted a policy and the procedures for review, approval and monitoring of transactions involving our company and "related persons" (directors, executive officers, stockholders owning five percent or greater of our common stock, or their respective immediate family members). The policy covers any related person transaction involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest.

Related person transactions must be approved by the Audit Committee, which will approve the transaction only if it determines that the transaction is in, or is not inconsistent with, our interests. In evaluating the transaction, the Audit Committee will consider all relevant factors, including as applicable (1) the benefit to us in entering into the transaction; (2) the alternatives to entering into a related person transaction; and (3) whether the transaction is on terms comparable to those available to third parties.

If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction. The transaction must be approved in advance of its consummation. The Audit Committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for us to amend or terminate the transaction and will review the transaction annually to determine whether it continues to be in our interests.

The Committee approved the RBF Holdings LLC transaction described below in accordance with the above policy and continues to monitor the other arrangements described below consistent with the above policy although such arrangements had been entered into prior to the policy's adoption.

Transactions

Aircraft Sublease and Time-Sharing Agreements

Pursuant to an agreement entered into in 2001, our subsidiary Airstar Corporation ("Airstar") subleases a Gulfstream IV-SP Aircraft (the "Aircraft") from Jstar Corporation ("Jstar"), a corporation wholly owned by Jon M. Huntsman. Monthly sublease payments from Airstar to Jstar are in the approximate amount of $195,000. These monthly sublease payments are used to fund financing costs paid by Jstar to a leasing company. An unrelated third party pays $2.0 million per year to our subsidiary for such third-party's part-time use of the Aircraft (or an alternate owned by us if the Aircraft is unavailable), subject to an annual adjustment, which we believe to be at least fair market value for the number of flight hours used by such third party. We bear all other costs of operating the Aircraft. In accordance with our Aircraft Use Policy, we have entered into aircraft time-sharing agreements with certain members of the Huntsman family, pursuant to which these persons pay for the costs of their personal use of the Aircraft.

Consulting Agreement with Jon M. Huntsman

We entered into an agreement with Jon M. Huntsman on June 3, 2003, pursuant to which Mr. Huntsman provides consulting services to us at our request. Mr. Huntsman, who is the Chairman of the Board of our company but is not our employee, provides advice and other business consulting services at our request regarding our products, customers, commercial and development strategies, financial affairs, and administrative matters based upon his experience and knowledge of our business, the industry, and the markets within which we compete. Mr. Huntsman's services are utilized both with respect to the conduct of our business in the ordinary course and with respect to strategic development and specific projects. Under the terms of the agreement, which renews automatically for successive one-year terms and which may be terminated by either party at any time, Mr. Huntsman receives $950,000 annually in exchange for his services. For information regarding other compensation arrangements between Mr. Huntsman and us, please see "Compensation Discussion and Analysis—Aircraft Use Policy" and the "Director Compensation" above.

Salt Lake City Office Building

We have agreed with the Jon and Karen Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that we will donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. We have agreed to complete this donation on the earlier of November 30, 2009 or the date on which we occupy less than 20% of the two main floors of the Salt Lake City office building. Under certain circumstances, after we make this donation we will have the right, but not the obligation, to lease space in the Salt Lake City office building from the foundation. As of December 31, 2007, our Salt Lake City office building had a net book value of approximately $9.96 million.

Other Transactions with the Huntsman Family

The following table shows the compensation in excess of $120,000 paid to members of the Huntsman family (other than Peter R. Huntsman, whose compensation is included under "Executive Compensation Summary Compensation," above) for services as officers or employees of ours in the fiscal year ended December 31, 2007.

Name	Salary	Bonus	Other Compensation	Total
David S. Parkin	$263,600	$88,400	$22,575	$374,575

(1) David S. Parkin is a son-in-law of Jon M. Huntsman and a brother-in-law of Peter R. Huntsman.

(2) On February 20, 2007, as part of our annual equity award grant, we granted to Mr. Parkin 7,991 shares of restricted stock and options to purchase 33,199 shares of our common stock.

(3) Consists of $1,779 for personal company car use, $14,103 for health and welfare, and $6,693 dividend earnings accrued on restricted stock awards.

RBF Port Neches LLC

Effective as of August 6, 2007, we entered into several related agreements with RBF Port Neches LLC, a company formed to develop and manufacture biodiesel ("RBF"). We believe that a subsidiary of MatlinPatterson indirectly owns approximately 47% of the equity interests in RBF on a fully diluted basis. David J. Matlin and Christopher R. Pechock, former directors who resigned from our Board in August 2007, are affiliates of MatlinPatterson.

Pursuant to the agreements, we have agreed to lease to RBF two parcels of land of approximately 12.8 acres and 17 acres, in each case located adjacent to our Port Neches, Texas facilities, for an initial term of 15 years, and continuing year to year thereafter unless terminated by either party upon three years' prior notice. The leases require annual lease payments of approximately $65,000 for the 12.8 acre parcel and $85,000 for the 17 acre parcel.

RBF owns and is responsible for the design and construction of the biodiesel facility, which is expected to be capable of manufacturing up to approximately 180 million gallons of biodiesel annually. We will own all ancillary facilities necessary to deliver certain utilities and raw materials to the biodiesel facility. Once the facility is operational, currently expected to be in October 2008, we will provide the manufacturing and operating services RBF requires, except that it will maintain responsibility for its order processing and product transportation. We have agreed to provide certain utilities to the facility, including steam and condensate, wastewater disposal, water, air and nitrogen, and have agreed to manufacture biodiesel at the facility on a "cost-plus" basis. We have also agreed to supply methanol and caustic soda to the facility to the extent we continue to use and have available these raw materials at our adjacent plant. RBF will be responsible for procuring and supplying all other raw materials required. In addition, RBF granted us a continuing right of first refusal (except under certain circumstances) to purchase all of the glycerin produced as a by-product at the facility.

Backstop Commitments

On August 28, 2008, certain of our independent stockholders offered to invest an aggregate of approximately $245 million in Hexion in the form of contingent value rights ("CVRs"). This offer was contingent on the merger closing in accordance with the terms of the Merger Agreement and similar commitments from other shareholders such that the aggregate amount of CVRs purchased exceeded $500 million. On the same day, the Huntsman family, including Jon M. Huntsman, our Chairman, and Peter R. Huntsman, our Chief Executive Officer, and certain of their controlled entities offered to purchase an aggregate of approximately $186.2 million of CVRs on similar terms. Within hours of the offer, Hexion publicly rejected the CVR proposals.

On September 8, 2008, certain of the independent stockholders offered to us to make a payment in cash to us if Hexion continued to refuse financing offers from those stockholders, in the form of CVRs or otherwise. These "backstop commitments" would terminate if Hexion were to agree to accept financing from these stockholders, but are otherwise subject only to the following conditions:

- we conclude that, for whatever reason, it is not practical on a timely basis to cause Hexion to accept the CVR financing;
- the merger is consummated on the terms provided in the current merger agreement on or prior to November 2, 2008; and
- the Huntsman family and certain of their controlled entities make similar backstop commitments to the us such that the aggregate committed amount is $416,460,102, and we do not release any party from such commitments once made.

The following table lists the stockholders who signed the backstop commitment offer and discloses the amount such stockholders have agreed to pay to us in connection with the consummation of the merger on the terms of the current merger agreement:

Stockholder	Backstop Commitment Amount
D.E. Shaw Valence Portfolios, L.L.C.	$53,463,541.04
D.E. Shaw Oculus Portfolios, L.L.C.	$25,612,041.00
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.	$18,365,703.72
MatlinPatterson Global Opportunities Partners L.P.	$52,704,830.36
Citadel Limited Partnership	$80,080,000.00

Also on September 8, 2008, we received an offer from Huntsman family and certain of their controlled entities to make similar backstop payments to us in an aggregate amount equal to approximately $186.2 million. As a result of this commitment, the aggregate commitment amount is $416,460,102. The following table lists the members of the Huntsman family, including Jon M. Huntsman, our Chairman, and Peter R. Huntsman, our Chief Executive Officer, and their controlled entities who signed this additional backstop commitment offer and discloses the amount such persons or entities have agreed to pay to us in connection with the consummation of the merger on the terms of the current merger agreement:

Huntsman Related Stockholder	Backstop Commitment Amount
Huntsman Family Holdings Company LLC	$101,793,783.00
The Jon and Karen Huntsman Foundation	$ 79,286,480.00
Karen H. Huntsman Inheritance Trust	$ 83,356.00
Huntsman Financial Corporation	$ 2,317,588.00
Peter R. Huntsman	$ 2,709,099.00
Spouse of Peter R. Huntsman, as custodian for children	$ 43,680.00

On September 11, 2008, Hexion conditionally consented to our acceptance of these backstop commitments. On that same day, we accepted the backstop commitments.

Registration Rights Agreements

In connection with a reorganization transaction we consummated upon the completion of our initial public offering ("Reorganization Transaction"), we entered into a registration rights agreement with Huntsman Family Holdings and MatlinPatterson pursuant to which they have demand and piggyback registration rights for the shares of our common stock controlled by them. The agreement also provides that we will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares of our common stock that are registered pursuant to the agreement. The agreement contains customary registration procedures and indemnification and contribution provisions for the benefit of Huntsman Family Holdings, MatlinPatterson and us. In addition, all of our stockholders who received shares of our common stock in the Reorganization Transaction, including certain of our directors, executive officers and other key officers, have the right to include their shares in certain registrations. Our Chairman, Jon M. Huntsman, and our Chief Executive Officer and director, Peter R. Huntsman, are affiliates of Huntsman Family Holdings, and our former directors David J. Matlin and Christopher R. Pechock are affiliates of MatlinPatterson. In addition, our executive officers J. Kimo Esplin, L. Russell Healy and Samuel D. Scruggs, are parties to the registration rights agreement. David S. Parkin, who is a son-in-law of Jon M. Huntsman and a brother-in-law of Peter R. Huntsman, is also a party to the registration rights agreement.

Indemnification Agreements

We entered into indemnification agreements with our directors and officers, including each of our named executive officers, in connection with the completion of our initial public offering. Pursuant to these agreements, we agree to provide customary indemnification to our officers and directors against expenses incurred by such persons in connection with their service as directors or officers (as applicable) or in connection with their service at our request as directors, officers, trustees, employees or agents of other entities.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2009 ANNUAL MEETING

To be considered for inclusion in the proxy materials for our 2009 annual meeting of stockholders, stockholder proposals must be received by our Corporate Secretary at our principal executive offices no later than June 26, 2009. If the date of our 2009 annual meeting changes by more than 30 calendar days from November 19, 2009, then stockholder proposals must be received a reasonable time before we begin to print and send our proxy materials. All stockholder proposals for inclusion in the proxy materials must comply with Rule 14a-8 under the Exchange Act.

Stockholder proposals and director nominations for our 2009 annual meeting of stockholders not intended for inclusion in the proxy materials for the meeting must be delivered to our Corporate Secretary at our principal executive offices no earlier than July 22, 2009 and no later than August 21, 2009 to be considered timely. If the date of our 2009 annual meeting is more than 30 calendar days before or more than 70 calendar days after November 19, 2009, then such proposals and nominations must be delivered not earlier than the close of business on the 120th calendar day prior to our 2009 annual meeting nor later than the close of business on the later of the 90th calendar day prior to our 2009 annual meeting or the 10th calendar day following the calendar day on which we publicly announce the date of our 2009 annual meeting. Such proposals and nominations must comply with Section 2.8 of our Bylaws. Our Bylaws are available on our website at *www.huntsman.com* under the link to "Investor Relations." We will also furnish copies of our Bylaws to any person who requests them. Requests for copies should be directed to the Corporate Secretary, 500 Huntsman Way, Salt Lake City, Utah, 84108 or to *CorporateSecretary@huntsman.com*. Please see "Corporate Governance—Director Nomination Process" for additional information regarding the submission of director nominees by stockholders.

ANNUAL REPORT

Our Annual Report to Stockholders for the fiscal year ended December 31, 2007 is being mailed to all stockholders entitled to vote at the Annual Meeting. The Annual Report does not constitute a part of the proxy soliciting material.

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the financial statements and the financial statement schedules, if any, but not including exhibits, is also available at *www.huntsman.com* and a copy will be furnished at no charge to each person to whom a proxy statement is delivered upon the request of such person. Such requests should be directed to Huntsman Investor Relations at (801) 584-5860 or *ir@huntsman.com*.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 19, 2008

The Notice of Annual Meeting of Stockholders, this Proxy Statement and the Annual Report to Stockholders for the fiscal year ended December 31, 2007 of Huntsman Corporation are available at *www.huntsman.com*

OTHER INFORMATION

Stockholders should direct communications regarding change of address, transfer of stock ownership or lost stock certificates by mail to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015, or by telephone at 1-877-296-3711. BNY Mellon Shareowner Services may also be reached through its website at *www.bnymellon.com/shareowner/isd*.

HUNTSMAN CORPORATION

2007 Annual Report

Financial Table of Contents

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents our historical financial data and the historical financial data of our predecessor Huntsman Holdings, LLC as of and for the dates and periods indicated. In such financial data, Huntsman International Holdings is accounted for using the equity method of accounting through April 30, 2003. Effective May 1, 2003, we have consolidated the financial results of Huntsman International Holdings. Effective June 30, 2003, as a result of the acquisition of Huntsman Advanced Materials, we have consolidated the financial results of Huntsman Advanced Materials. As a result, the financial information as of and for the year ended December 31, 2003 is not comparable to the financial information as of and for the years ended December 31, 2007, 2006, 2005 and 2004. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and accompanying notes included elsewhere in this report.

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(In millions, except per share amounts)				
Statements of Operations Data:					
Revenues	$9,650.8	$8,730.9	$8,445.9	$7,632.2	$4,822.4
Gross profit	1,539.7	1,422.5	1,413.4	1,122.5	648.3
Restructuring, impairment and plant closing costs	41.9	15.3	106.5	274.3	39.7
Operating income	536.2	644.7	554.3	227.5	198.1
Income (loss) from continuing operations	51.5	306.8	(130.5)	(341.7)	(339.5)
(Loss) income from discontinued operations, net of tax(a)	(217.1)	(132.9)	123.6	114.0	19.7
Extraordinary (loss) gain on the acquisition of a business, net of tax of nil(b)	(6.5)	55.9	—	—	—
Cumulative effect of changes in accounting principle, net of tax(c)	—	—	(27.7)	—	—
Net (loss) income	(172.1)	229.8	(34.6)	(227.7)	(319.8)
Basic (loss) income per common share(d):					
Income (loss) from continuing operations	$ 0.23	$ 1.39	$ (0.79)	$ (1.95)	$ (1.88)
(Loss) income from discontinued operations, net of tax(a)	(0.98)	(0.60)	0.57	0.52	0.09
Extraordinary (loss) gain on the acquisition of a business(b)	(0.03)	0.25	—	—	—
Cumulative effect of changes in accounting principle, net of tax(c)	—	—	(0.13)	—	—
Net (loss) income	$ (0.78)	$ 1.04	$ (0.35)	$ (1.43)	$ (1.79)
Diluted (loss) income per common share(d):					
Income (loss) from continuing operations	$ 0.22	$ 1.32	$ (0.79)	$ (1.95)	$ (1.88)
(Loss) income from discontinued operations, net of tax(a)	(0.93)	(0.57)	0.57	0.52	0.09
Extraordinary (loss) gain on the acquisition of a business(b)	(0.03)	0.24	—	—	—
Cumulative effect of changes in accounting principle, net of tax(c)	—	—	(0.13)	—	—
Net (loss) income	$ (0.74)	$ 0.99	$ (0.35)	$ (1.43)	$ (1.79)

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(In millions, except per share amounts)				
Other Data:					
Depreciation and amortization	$ 412.9	$ 465.7	$ 500.8	$ 536.8	$ 353.4
Capital expenditures	665.1	549.9	338.7	226.6	191.0
Dividends per share	0.40	—	—	—	—
Balance Sheet Data (at period end):					
Total assets	$8,165.6	$8,444.9	$8,870.5	$9,423.5	$8,737.4
Total debt	3,568.8	3,645.3	4,457.9	6,299.5	5,910.1
Total liabilities	6,312.5	6,678.9	7,329.5	9,065.2	8,278.8

(a) (Loss) income from discontinued operations represents the operating results and loss on disposal of our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. The U.S. base chemicals business was sold on November 5, 2007, the North American polymers business was sold on August 1, 2007, the European base chemicals and polymers business was sold on December 29, 2006 and the TDI business was sold on July 6, 2005. For more information, see "Note 3. Discontinued Operations" to our consolidated financial statements included elsewhere in this report.

(b) The extraordinary (loss) gain on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. The extraordinary gain in 2006 represented the preliminary fair value of the net assets acquired in excess of the purchase price paid for the textile effects business, after the values of all long-lived assets were reduced to zero. The extraordinary loss in 2007 represented the finalization of the fair value of net assets acquired. For more information, see "Note 4. Business Dispositions and Combinations—Textile Effects Acquisition" to our consolidated financial statements included elsewhere in this report.

(c) During the fourth quarter of 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47, *Accounting for Conditional Asset Retirement Obligations,* and recorded a charge for the cumulative effect of accounting change, net of tax, of $31.7 million. Also, in 2005, we accelerated the date for actuarial measurement of our pension and postretirement benefit obligations from December 31 to November 30. The effect of the change in measurement date resulted in a cumulative effect of accounting change credit, net of tax, of $4.0 million.

(d) All per share information has been restated to give effect to the shares issued in connection with the Reorganization Transaction and our initial public offering of common stock on February 16, 2005 and the shares issued in connection with the exchange of certain warrants (the "HMP Warrants") on March 14, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global manufacturer of differentiated chemical products; we also manufacture inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at facilities located in 25 countries. As of December 31, 2007, we employed approximately 12,900 associates worldwide.

Our business was organized around our six segments: Polyurethanes, Materials and Effects, Performance Products, Pigments, Polymers and Base Chemicals. Our Polyurethanes, Materials and Effects and Performance Products segments produce differentiated chemical products and our Pigments segment produces inorganic chemical products. Our Polymers and Base Chemicals segments produced commodity chemical products prior to the dispositions discussed in "Note 3. Discontinued Operations" to our consolidated financial statements included elsewhere in this report.

Growth in our Polyurethanes and Materials and Effects segments has been driven by the continued substitution of our products for other materials across a broad range of applications, as well as by the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, particularly in Asia, has recently resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. Overall demand for most of our performance intermediates has generally been stable or improving, but excess surfactant manufacturing capacity and a decline in the use of LAB in new detergent formulations have continued to keep margins under pressure. Ethylene glycol industry operating rates and profitability declined from 2005 through 2006 due to additional capacity coming on stream but rebounded in 2007. Over time, demand for maleic anhydride has generally grown at rates that slightly exceed GDP growth. However, given its dependence on the UPR market, which is heavily influenced by construction end markets, maleic anhydride demand can be cyclical.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year.

During 2007, we completed the U.S. Petrochemicals Disposition pursuant to which we sold our North American polymers business and our U.S. base chemicals business. During 2006, we completed the U.K. Petrochemicals Disposition. In 2005, we sold our former TDI business. The results of operations of these businesses are classified as discontinued operations.

RESULTS OF OPERATIONS

The following tables set forth the condensed consolidated results of operations for the years ended December 31, 2007, 2006 and 2005 (dollars in millions):

	Year Ended December 31,			Percent Change	
	2007	2006	2005	2007 vs 2006	2006 vs 2005
Revenues	$9,650.8	$8,730.9	$8,445.9	11%	3%
Cost of goods sold	8,111.1	7,308.4	7,032.5	11%	4%
Gross profit	1,539.7	1,422.5	1,413.4	8%	1%
Operating expense	961.6	762.5	752.6	26%	1%
Restructuring, impairment and plant closing costs	41.9	15.3	106.5	174%	(86)%
Operating income	536.2	644.7	554.3	(17)%	16%
Interest expense, net	(285.6)	(350.7)	(426.6)	(19)%	(18)%
Loss on accounts receivable securitization program	(20.4)	(12.7)	(9.0)	61%	41%
Equity in income of investment in unconsolidated affiliates	13.1	3.6	8.2	264%	(56)%
Loss on early extinguishment of debt	(2.2)	(27.1)	(322.5)	(92)%	(92)%
Expenses associated with the Merger	(209.8)	—	—	NM	NM
Other (expense) income	(1.1)	1.6	(0.2)	NM	NM
Income (loss) from continuing operations before income taxes and minority interest	30.2	259.4	(195.8)	(88)%	NM
Income tax benefit	12.1	50.3	67.0	(76)%	(25)%
Minority interests in subsidiaries' loss (income)	9.2	(2.9)	(1.7)	NM	71%
Income (loss) from continuing operations	51.5	306.8	(130.5)	(83)%	NM
(Loss) income from discontinued operations (including loss on disposals of $339.0 in 2007, $301.8 in 2006 and $36.4 in 2005), net of tax	(217.1)	(132.9)	123.6	63%	NM
Extraordinary (loss) gain on the acquisition of a business, net tax of nil	(6.5)	55.9	—	NM	NM
Cumulative effect of changes in accounting principle, net of tax	—	—	(27.7)	NM	NM
Net (loss) income	(172.1)	229.8	(34.6)	NM	NM
Interest expense, net	285.6	350.7	426.6	(19)%	(18)%
Income tax benefit from continuing operations	(12.1)	(50.3)	(67.0)	(76)%	(25)%
Income tax (benefit) expense from discontinued operations and cumulative effect of changes in accounting principle	(139.5)	35.3	87.6	NM	(60)%
Depreciation and amortization	412.9	465.7	500.8	(11)%	(7)%
EBITDA(1)	$ 374.8	$1,031.2	$ 913.4	(64)%	13%
Net cash (used in) provided by operating activities	$ (51.5)	$ 893.1	$ 968.6	NM	(8)%
Net cash provided by (used in) investing activities	200.5	173.9	(463.7)	15%	NM
Net cash used in financing activities	(269.9)	(961.2)	(603.0)	(72)%	59%

The following tables set forth certain items of (expense) income included in EBITDA (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Loss on early extinguishment of debt	$ (2.2)	$(27.1)	$(322.5)
Loss on accounts receivable securitization program	(20.4)	(12.7)	(9.0)
Legal and contract settlement expense, net	(6.3)	—	—
Amounts included in discontinued operations	(324.1)	5.5	336.5
Cumulative effect of changes in accounting principle	—	—	(30.6)
Gain on sale of businesses/assets, net	73.1	92.4	—
Recovery of property losses	—	8.8	—
Expenses associated with the Merger	(209.8)	—	—
Extraordinary (loss) gain on the acquisition of a business	(6.5)	55.9	—
Restructuring, impairment and plant closing (costs) credits:			
Polyurethanes	—	2.7	(13.4)
Materials and Effects	(24.9)	(3.8)	(0.5)
Performance Products	(0.3)	(2.2)	(11.1)
Pigments	(3.0)	(3.8)	(30.1)
Corporate and other	(13.7)	(8.2)	(51.4)
Total restructuring, impairment and plant closing costs	(41.9)	(15.3)	(106.5)
Total	$(538.1)	$107.5	$(132.1)

NM—Not meaningful

(1) EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income, cash flow from operations or other measures of performance as defined by generally accepted accounting principles in the U.S. ("GAAP"). Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of

productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

We believe that net income (loss) is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and that cash provided by operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. The following table reconciles EBITDA to net (loss) income and to net cash provided by operations (dollars in millions):

	Year Ended December 31,			Percent Change	
	2007	2006	2005	2007 vs 2006	2006 vs 2005
EBITDA(1)	$ 374.8	$1,031.2	$ 913.4	(64)%	13%
Depreciation and amortization	(412.9)	(465.7)	(500.8)	(11)%	(7)%
Interest expense, net	(285.6)	(350.7)	(426.6)	(19)%	(18)%
Income tax benefit from continuing operations	12.1	50.3	67.0	(76)%	(25)%
Income tax benefit (expense) from discontinued operations and cumulative effect of change in accounting principle	139.5	(35.3)	(87.6)	NM	(60)%
Net (loss) income	(172.1)	229.8	(34.6)	NM	NM
Cumulative effect of changes in accounting principle, net of tax	—	—	27.7	NM	NM
Extraordinary loss (gain) on the acquisition of a business, net of tax	6.5	(55.9)	—	NM	NM
Equity in income of investment in unconsolidated affiliates	(13.1)	(3.6)	(8.2)	264%	(56)%
Depreciation and amortization	412.9	465.7	500.8	(11)%	(7)%
Loss on disposal of businesses/assets, net	269.2	209.4	35.4	29%	492%
Noncash restructuring, impairment and plant closing costs	14.6	18.1	58.6	(19)%	(69)%
Loss on early extinguishment of debt	2.2	27.1	322.5	(92)%	(92)%
Noncash interest	5.0	5.1	49.8	(2)%	(90)%
Deferred income taxes	(202.7)	(82.4)	(3.1)	146%	NM
Net unrealized (gain) loss on foreign currency transactions	(8.9)	(42.4)	15.3	(79)%	NM
Other, net	18.7	32.1	2.1	(42)%	NM
Changes in operating assets and liabilites	(383.8)	90.1	2.3	NM	NM
Net cash (used in) provided by operating activities	$ (51.5)	$ 893.1	$ 968.6	NM	(8)%

NM—Not meaningful

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the year ended December 31, 2007, we had a net loss of $172.1 million on revenues of $9,650.8 million, compared with net income of $229.8 million on revenues of $8,730.9 million for 2006. The decrease of $401.9 million in our net income was the result of the following items:

- Revenues for the year ended December 31, 2007 increased by $919.9 million as compared with 2006 due principally to the effects of the Textile Effects Acquisition on June 30, 2006, and to higher sales volumes in our Polyurethanes, Performance Products and Pigments segments and higher average selling prices in our Polyurethanes, Materials and Effects and Performance Products segments. Higher volumes and selling prices in the above segments were partially offset by a decrease in average selling prices in local currencies in our Pigments segment. For more information, see "—Segment Analysis" below.

- Our gross profit for the year ended December 31, 2007 increased by $117.2 million, or 8%, as compared with 2006. Higher gross profit in our Materials and Effects segment resulting from the Textile Effects Acquisition on June 30, 2006 and higher gross profit in our Polyurethanes and Performance Products segments was offset somewhat by lower gross profit in our Pigments segment. For more information, see "—Segment Analysis" below.

- Our operating expenses for the year ended December 31, 2007 increased by $199.1 million, or 26%, as compared with 2006. Higher operating expenses due to the Textile Effects Acquisition on June 30, 2006 constituted $92.7 million of the increase. Operating expenses also increased as a result of higher foreign currency losses of $13.4 million ($13.9 million of losses in 2007 as compared with $0.5 million of losses in 2006), lower insurance recoveries of $24.3 million, higher corporate information technology costs of $23.9 million and higher overall selling, general and administrative and research and development costs resulting, in part, from the negative impacts of foreign currency fluctuations as the U.S. dollar weakened against relevant currencies. In addition, we sold our U.S. butadiene and MTBE business in June 2006 and recognized a pre tax gain of $90.3 million. In 2007, we received $70.0 million of additional proceeds related to this sale upon satisfaction of certain obligations and recognized an additional gain of $69.0 million.

- Restructuring, impairment and plant closing costs for the year ended December 31, 2007 increased to $41.9 million from $15.3 million in 2006. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.

- Our net interest expense for the year ended December 31, 2007 decreased by $65.1 million, or 19%, as compared with 2006. This decrease was primarily due to lower average debt balances and lower interest rates.

- Expenses related to the Merger consisted primarily of Merger-related legal fees and the Basell Termination Fee. For further information regarding these Merger-related expenses, see "Note 20. Expenses Associated with the Merger" to our consolidated financial statements included elsewhere in this report.

- Our loss on early extinguishment of debt decreased for the year ended December 31, 2007 by $24.9 million, or 92%, as compared to 2006 resulting from higher repayment and refinancing of debt during 2006. For further information regarding the repayment of debt, see "Note 14. Debt" to our consolidated financial statements included elsewhere in this report.

- Our income tax benefit decreased by $38.2 million to a benefit of $12.1 million for the year ended December 31, 2007 as compared with a benefit of $50.3 million for the same period in 2006. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our tax benefit decreased while pre-tax income decreased largely due to non-tax-deductible expenses associated with the Merger, and the tax benefits associated with the prior year releases of tax contingencies and valuation allowances being greater than the current year benefits associated with the release of valuation allowances in the U.S. and Switzerland. In 2008, we believe it is reasonably possible that we will recognize tax benefits from reducing tax contingencies related to the settlement of tax audits. For further information concerning taxes, see "Note 19. Income Taxes" to our consolidated financial statements included elsewhere in this report.

- Our loss from discontinued operations for the year ended December 31, 2007 increased by $84.2 million compared with 2006. The loss from discontinued operations represents the operating results and loss on disposal of our former North American polymers business, our former U.S. base chemicals business, our former European base chemicals and polymers business and our former TDI business. Our 2007 loss from discontinued operations included a loss on disposal of $339.0 million related to the November 5, 2007 sale of our U.S. base chemicals business to Flint Hills Resources, a wholly owned subsidary of Koch (the "U.S. Base Chemicals Disposition"), the August 1, 2007 sale of our North American polymers business assets to Flint Hills Resources (the "North American Polymers Disposition") and the December 29, 2006 sale of all of the outstanding equity interest of Huntsman Petrochemcials (UK) Limited to SABIC (the "U.K. Petrochemicals Disposition"). The loss from discontinued operations in 2006 included a loss on disposal related to the U.K. Petrochemicals Disposition of $301.8 million. For more information, see "Note 3. Discontinued Operations" to our consolidated financial statements included elsewhere in this report.
- The extraordinary (loss) gain on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. The extraordinary gain in 2006 represents the preliminary fair value of the net assets acquired in excess of the purchase price paid for the textile effects business, after the values of all long-lived assets were reduced to zero. The extraordinary loss in 2007 represents the finalization of the fair value of net assets acquired. For more information, see "Note 4. Business Dispositions and Combinations—Textile Effects Acquisition" to our consolidated financial statements included elsewhere in this report.

Segment Analysis

Effective January 1, 2007, the results of our APAO facility were reported in our Materials and Effects segment. These results were previously reported in our Polymers segment. Beginning in the second quarter of 2007, our Australian styrenics business was transferred from our Polymers segment to Corporate and other. Effective in the fourth quarter 2007, the results of our former U.S. butadiene and MTBE business were reported in Corporate and other. These results were previously reported in our Base Chemicals segment. All segment information for prior periods has been restated to reflect these transfers.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31,		Percent Change
	2007	2006	
Revenues			
Polyurethanes	$3,812.6	$3,457.2	10%
Materials and Effects	2,419.3	1,792.4	35%
Performance Products	2,309.8	2,036.8	13%
Pigments	1,108.9	1,057.8	5%
Corporate and other	155.1	537.6	(71)%
Eliminations	(154.9)	(150.9)	3%
Total	$9,650.8	$8,730.9	11%

	Year ended December 31,		Percent Change
	2007	2006	
Segment EBITDA			
Polyurethanes	$ 591.7	$ 582.5	2%
Materials and Effects	198.8	154.1	29%
Performance Products	201.9	207.8	(3)%
Pigments	51.2	112.8	(55)%
Corporate and other	(341.5)	(60.7)	463%
Subtotal	702.1	996.5	(30)%
Polymers	(197.3)	121.1	NM
Base Chemicals	(130.0)	(86.4)	50%
Total	$ 374.8	$1,031.2	(64)%

NM—Not Meaningful

Polyurethanes

For the year ended December 31, 2007, Polyurethanes segment revenues increased by $355.4 million, or 10%, as compared with 2006. This increase was the result of both higher average selling prices and growth in overall sales volumes. MDI average selling prices in 2007 increased by 6% as compared with 2006 due to favorable foreign exchange movements, particularly for euro-denominated sales, and in response to higher raw material costs. MTBE average selling prices for 2007 increased by 20% as compared with 2006 mainly due to higher raw materials costs, strong export market demand and tight supply. Overall, polyurethanes sales volumes increased by 2% in 2007 as compared with 2006, driven primarily by higher MDI volumes due in particular to strong demand in insulation-related applications and in global emerging markets.

For the year ended December 31, 2007, Polyurethanes segment EBITDA increased by $9.2 million, or 2%, as compared with 2006. The increase in segment EBITDA was primarily due to higher PO/co-product MTBE and urethanes margins, with average selling prices increasing by more than raw material and energy costs, as well as an increase in sales volumes. The improvement in margins more than offset increased costs resulting from the delayed start up of our China MDI joint venture.

Materials and Effects

Materials and Effects segment revenues for the year ended December 31, 2007 increased by $626.9 million, or 35%, as compared with 2006. This increase was primarily due to the Textile Effects Acquisition on June 30, 2006. The textile effects business contributed $523.3 million to the increase in revenues for the year ended December 31, 2007, while advanced materials revenues for the same period increased by $103.6 million, or 8%, as compared to 2006. The increase in advanced materials revenues was attributable to a 12% increase in average selling prices, partially offset by a 4% decrease in sales volumes. Average selling prices increased mainly due to favorable impacts of currency fluctuations as the U.S. dollar weakened against the relevant European currencies, price increase initiatives across all regions and most of our major product markets. Sales volumes decreased mainly in Europe and the Americas as a result of lower demand in the coatings, construction, sport and electronics market groups. This was partially offset with sales volume growth in the adhesives and power market groups in Asia.

Materials and Effects segment EBITDA was $198.8 million for the year ended December 31, 2007 an increase of $44.7 million, or 29%, as compared to 2006. The textile effects business, which was acquired in June 2006, contributed $28.9 million to the increase in segment EBITDA for the year ended December 31, 2007 resulting primarily from a full year of EBITDA in 2007 as compared with six months in 2006, while advanced materials EBITDA for 2007 increased by $15.8 million, or 11%, as compared to 2006. Advanced materials segment EBITDA increased as a result of higher contribution margins on increased average selling prices, partially offset by higher manufacturing and selling, general and administrative costs which were negatively impacted by exchange rates as the U.S. dollar weakened against the relevant European currencies. During the year ended December 31, 2007, our Materials and Effects segment recorded restructuring, impairment and plant closing charges of $24.9 million as compared to $3.8 million in 2006. For further information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.

Performance Products

For the year ended December 31, 2007, Performance Products segment revenues increased by $273.0 million, or 13%, as compared with the 2006 period. Sales volumes increased 8% due to higher demand across most product groups. Volumes were lower in maleic anhydride, where demand was negatively impacted by the downturn in the U.S. housing market, and in ethanolamines where production was lower. Average selling prices increased 5% in response to higher raw material and energy costs and favorable currency effects as the U.S. dollar weakened against European and Australian currencies.

For the year ended December 31, 2007, Performance Products segment EBITDA decreased by $5.9 million, or 3%, as compared with 2006. Raw material increases were recovered by higher selling prices but the impact of higher sales volumes was more than offset by increased fixed costs. The increase in fixed costs was mainly due to higher maintenance expenditures, negative currency impacts from non-U.S. operations and a $6.3 million charge related to the settlement of a legal dispute. In addition, during 2006 we recorded gains of $1.5 million on the sale of real estate and in 2007 recorded $7.6 million lower insurance receipts related to property damage incurred at our Port Neches, Texas facility resulting from Hurricane Rita in September 2005. During the years ended December 31, 2007 and 2006, the Performance Products segment recorded restructuring, impairment and plant closing charges of $0.3 million and $2.2 million, respectively. For further information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.

Pigments

For the year ended December 31, 2007, Pigments segment revenues increased by $51.1 million, or 5%, as compared with 2006. This increase resulted principally from a 5% increase in sales volumes primarily due to stronger customer demand in Europe and Asia. Average selling prices decreased in local currencies in both the European and North American regions due to competitive markets, offset by favorable foreign currency exchange impacts on selling prices as the U.S. dollar weakened against the relevant European currencies.

Pigments segment EBITDA for the year ended December 31, 2007 decreased by $61.6 million, or 55%, as compared with 2006. Pigments segment EBITDA was lower primarily due to lower local currency selling prices. The positive effect on revenues caused by the strength of the major European currencies was more than offset by the negative impact on costs as the U.S. dollar weakened against the major European currencies.

Corporate and Other

Corporate and other includes unallocated corporate overhead, foreign exchange gains and losses, loss on accounts receivable securitization program, loss on the early extinguishment of debt, other non-operating income and expense, minority interest in subsidiaries' (income) loss, extraordinary gain (loss) on acquisition of a business, Merger-related expenses, the operating results of our Australian styrenics business, the operating results of our former U.S. butadiene and MTBE business and the impact of purchase accounting adjustments. For the year ended December 31, 2007, EBITDA from Corporate and other items decreased by $280.8 million to a loss of $341.5 million from a loss of $60.7 million for 2006. The reduction in EBITDA resulted primarily from $209.8 million of expenses incurred during the second half of 2007 associated with the Merger. For further information regarding these Merger-related expenses, see "Note 20. Expenses Associated with the Merger" to our consolidated financial statements included elsewhere in this report. EBITDA of Corporate and other was also impacted by gains on the sale of our former U.S. butadiene and MTBE business in 2007 and 2006 of $69.0 million and $90.3 million, respectively. For further information, see "Note 4. Business Dispositions and Combinations—Sale of U.S. Butadiene and MTBE Business" to our consolidated financial statements included elsewhere in this report. In addition, Corporate and other EBITDA was impacted by the following: an extraordinary (loss) gain of $(6.5) million and $55.9 million recorded in 2007 and 2006, respectively, related to the Textile Effects Acquisition; a $22.0 million increase in unallocated foreign exchange losses in 2007 which resulted from $12.4 million of losses in 2007 as compared with $9.6 million of gains in 2006; and increased information technology costs of $23.9 million. The decrease in Corporate and other segment EBITDA was partially offset by the $21.6 million loss on disposal recorded in 2006 in connection with the U.K. Petrochemical Disposition as compared with a gain on disposal of $11.0 million recognized in 2007, and a $24.9 million decrease in expenses in 2007 related to the early extinguishment of debt. For further information regarding the extraordinary gain associated with the Textile Effects Acquisition, see "Note 4. Business Dispositions and Combinations—Textile Effects Acquisition" to our consolidated financial statements included elsewhere in this report. For further information regarding the U.K. Petrochemical Disposition, see "Note 3. Discontinued Operations—European Base Chemicals and Polymers Business" to our consolidated financial statements included elsewhere in this report.

Polymers

The operating results of our polymers business are classified as discontinued operations, and, accordingly, the revenues of this business are excluded for all periods presented. The EBITDA of our polymers business is included in the Polymers segment EBITDA for all periods presented.

For the year ended December 31, 2007, Polymers segment EBITDA decreased by $318.4 million to a loss of $197.3 million as compared with EBITDA of $121.1 million in 2006. This decrease in Polymers segment EBITDA resulted primarily from the North American Polymers Disposition and the resulting loss on disposal of $232.9 million and a decrease in EBITDA from operations prior to the dispositions. For further information, see "Note 3. Discontinued Operations—North American Polymers Business" to our consolidated financial statements included elsewhere in this report.

Base Chemicals

The operating results of our base chemicals business are classified as discontinued operations, and, accordingly, the revenues of this business are excluded from revenues for all periods presented. The EBITDA of our base chemicals business is included in the Base Chemicals segment EBITDA for all periods presented.

For the year ended December 31, 2007, Base Chemicals segment EBITDA decreased by $43.6 million to a loss of $130.0 million as compared with a loss of $86.4 million in 2006. The reduction in EBITDA was driven primarily by the November 5, 2007 U.S. Base Chemicals Disposition and the resulting loss on disposal of $145.5 million in 2007, as compared to by a $280.1 million loss on the U.K. Petrochemicals Disposition in 2006 and a related gain on disposal of $28.4 million in 2007 and a decrease in EBITDA from operations prior to the dispositions. For further information, see "Note 3. Discontinued Operations—U.S. Base Chemicals Business" and "Note 3. Discontinued Operations—European Base Chemicals and Polymers Business" to our consolidated financial statements included elsewhere in this report.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

For the year ended December 31, 2006, we had net income of $229.8 million on revenues of $8,730.9 million compared to a net loss of $34.6 million on revenues of $8,445.9 million for 2005. The increase of $264.4 million in our net income was the result of the following items:

- Revenues for the year ended December 31, 2006 increased by $285.0 million, or 3%, as compared to 2005 due principally to increased sales volumes in our Polyurethanes and Materials and Effects segments and increased average selling prices in our Polyurethanes, Performance Products and Pigments segments. This increase was partially offset by lower sales volumes in our Performance Products and Pigments segments. For more information, see "—Segment Analysis" below.
- Our gross profit for the year ended December 31, 2006 increased by $9.1 million, or 1%, as compared to 2005. This increase in gross profit, resulted primarily from higher margins in the Performance Products segment, offset by lower profit margins in the Polyurethanes, Materials and Effects and Pigments segments. For more information, see "—Segment Analysis" below.
- Our operating expenses for the year ended December 31, 2006 remained relatively unchanged at $762.5 million as compared to $752.6 million for 2005. Higher operating expenses related to the Textile Effects Acquisition on June 30, 2006 were offset in part by a $90.3 million gain on the sale of our U.S. butadiene and MTBE business on June 27, 2006 and a resulting reduction in operating expenses.
- Restructuring, impairment and plant closing costs for the year ended December 31, 2006 decreased to $15.3 million from $106.5 million in 2005. For further information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.
- Our net interest expense for the year ended December 31, 2006 decreased by $75.9 million, or 18%, as compared to 2005. This decrease was primarily due to lower average debt balances which resulted from the repayment of debt and from lower average interest rates despite higher underlying interest rates on variable rate borrowings.

- Our loss on early extinguishment of debt decreased for the year ended December 31, 2006 by $295.4 million, or 92%, as compared to 2005, resulting from higher repayment of debt during 2005 primarily from the proceeds of our initial public offering and operating cash flows.
- Our income tax benefit decreased by $16.7 million to a benefit of $50.3 million for the year ended December 31, 2006 as compared with a benefit of $67.0 million for the same period in 2005. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our tax benefit decreased largely due to increased pre-tax income from continuing operations.
- The loss from discontinued operations represents the operating results of our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. Our 2006 loss from discontinued operations included a loss on disposal of $301.8 million related to the U.K. Petrochemicals Disposition. The income from discontinued operations in 2005 included a loss on disposal of our TDI business of $36.4 million. For further information, see "Note 3. Discontinued Operations" to our consolidated financial statements included elsewhere in this report.
- The extraordinary gain on the acquisition of a business represents the fair value of the net assets acquired in excess of the purchase price paid for the textile effects business, after the values of all long-lived assets were reduced to zero. For more information, see "Note 4. Business Dispositions and Combinations—Textile Effects Acquisition" to our consolidated financial statements included elsewhere in this report.
- During the fourth quarter of 2005, we adopted FIN 47, *Accounting for Conditional Asset Retirement Obligations*, and recorded a charge for the cumulative effect of this change in accounting principle of $31.7 million ($0.14 per diluted share), net of tax of $4.8 million. Also in 2005, we accelerated the date of the actuarial measurement for our pension and postretirement benefit obligations from December 31 to November 30. The effect of the change in measurement date on the respective obligations and assets of the plan resulted in a cumulative effect of a change in accounting principle credit of $4.0 million ($0.02 per diluted share), net of tax of $1.9 million, recorded effective January 1, 2005.

Segment Analysis

In the fourth quarter of 2006, our Port Neches olefins facility was transferred from our Base Chemicals segment to our Performance Products segment. All segment information for prior periods has been restated to reflect this transfer.

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31, 2006	Year ended December 31, 2005	Percent Change
Revenues			
Polyurethanes	$3,457.2	$3,396.3	2%
Materials and Effects	1,792.4	1,237.3	45%
Performance Products	2,036.8	2,025.4	1%
Pigments	1,057.8	1,052.8	—
Corporate and other	537.6	839.8	(36)%
Eliminations	(150.9)	(105.7)	43%
Total	$8,730.9	$8,445.9	3%

	Year ended December 31, 2006	Year ended December 31, 2005	Percent Change
Segment EBITDA			
Polyurethanes	$ 582.5	$ 676.3	(14)%
Materials and Effects	154.1	153.4	—
Performance Products	207.8	164.9	26%
Pigments	112.8	115.3	(2)%
Corporate and other	(60.7)	(585.0)	(90)%
Subtotal	996.5	524.9	90%
Polymers	121.1	165.8	(27)%
Base Chemicals	(86.4)	222.7	NM
Total	$1,031.2	$ 913.4	13%

NM—Not meaningful

Polyurethanes

For the year ended December 31, 2006, Polyurethanes segment revenues increased by $60.9 million, or 2%, as compared to 2005. This increase was primarily a result of 5% growth in MDI sales volumes, partially offset by lower volumes in MTBE and a decline in MDI average selling prices. Lower average MDI selling prices were due to pricing pressures in Asia and Europe in response to the expectation of new industry capacity. The increase in MDI sales volumes was driven mainly by strong growth in insulation-related applications. MTBE revenues declined as a result of a 3% reduction in sales volumes as we improved PO/MTBE plant optimization by reducing our production of byproduct MTBE.

For the year ended December 31, 2006, Polyurethanes segment EBITDA decreased to $582.5 million as compared to $676.3 million for 2005. The decrease was a result of lower sales volumes, largely MTBE and trade sales, coupled with lower contribution margins from both MDI and

MTBE. MDI margins were lower due to downward pricing pressure and record raw material costs. MTBE margins were lower as our sales of MTBE moved from the U.S. to markets outside the U.S. Polyurethanes segment EBITDA was also impacted, in part, by lower losses in 2006 from the discontinued TDI operations of $42.0 million, as compared to 2005, a gain of $8.8 million in 2006 related to property loss recoveries and lower year-on-year restructuring, impairment and plant closing costs. During the year ended December 31, 2006, our Polyurethanes segment recorded a restructuring, impairment and plant closing credit of $2.7 million as compared to a charge of $13.4 million in 2005.

Materials and Effects

Materials and Effects revenues for the year ended December 31, 2006 increased by $555.1 million, or 45%, as compared to 2005. This increase is primarily due to the Textile Effects Acquisition on June 30, 2006. The textile effects business contributed $461.6 million of revenue for the year ended December 31, 2006, while advanced materials revenues for the same period increased by $87.7 million, or 7%, as compared to 2005. The increase in advanced materials revenues was primarily attributable to higher sales volumes. Average selling prices were lower in Europe and Asia in response to price competition in the first half of 2006, but these lower average selling prices were offset by higher average selling prices in the Americas. Sales volumes increased in all regions and in most markets as a result of improved demand and the introduction of additional product lines.

Materials and Effects EBITDA for the year ended December 31, 2006 increased by $0.7 million, as compared to 2005. The textile effects business contributed $13.4 million to segment EBITDA for the year ended December 31, 2006, while advanced materials EBITDA for the same period decreased by $12.7 million, or 8%, as compared to 2005. Advanced materials EBITDA decreased primarily due to increased manufacturing and energy costs of $14.2 million and higher operating expenses of $14.1 million, partially in support of new business development initiatives and a result of a negative foreign currency exchange impact. During the year ended December 31, 2006, our Materials and Effects segment recorded restructuring, impairment and plant closing costs of $3.8 million as compared to $0.5 million in 2005.

Performance Products

For the year ended December 31, 2006, Performance Products revenues increased by $11.4 million, or 1%, as compared with 2005, primarily as the result of higher average selling prices for all major product lines partially offset by lower sales volume in certain product lines. Average selling prices increased 9% in response to higher raw material and energy costs. The 8% decline in sales volumes was principally due to lower sales of glycols and other intermediates, partially offset by improved sales volumes in our specialties product group.

For the year ended December 31, 2006, Performance Products segment EBITDA increased by $42.9 million, or 26%, as compared with 2005. This increase was primarily due to profitable growth in our specialties product group, the receipt of insurance proceeds and reduced repair costs associated with the 2005 U.S. Gulf Coast storms and lower restructuring, impairment and plant closing costs. These increases were partially offset by lower glycol earnings. During the years ended December 31, 2006 and 2005, the Performance Products segment recorded restructuring, impairment and plant closing charges of $2.2 million and $11.1 million, respectively.

Pigments

For the year ended December 31, 2006, Pigments revenues increased slightly to $1,057.8 million, as compared to $1,052.8 million for 2005. The increase resulted principally from a 1% increase in average selling prices, offset by a 1% decrease in sales volumes. Average selling prices increased in Europe primarily as a result of positive foreign currency exchange impacts on selling prices. Sales volumes decreased primarily due to lower customer demand in North America.

Pigments segment EBITDA for the year ended December 31, 2006 decreased by $2.5 million, or 2%, as compared to 2005, resulting primarily from lower contribution margins related to higher raw material and energy costs, offset in part by lower restructuring, impairment and plant closing costs. During the years ended December 31, 2006 and 2005, our Pigments segment recorded restructuring, impairment and plant closing charges of $3.8 million and $30.1 million, respectively.

Corporate and Other

Corporate and other items includes unallocated corporate overhead, foreign exchange gains and losses, loss on accounts receivable securitization program, loss on the early extinguishment of debt, other non-operating income and expense, minority interest in subsidiaries' (income) loss, the extraordinary gain on acquisition of a business, cumulative effect of changes in accounting principle, the results of our Australian styrenics business, the operation results of our former U.S. butadiene and MTBE business and the impact of purchase accounting adjustments. For the year ended December 31, 2006, EBITDA from corporate and other items improved by $524.3 million to a loss of $60.7 million from a loss of $585.0 million for 2005. The improvement primarily resulted from a decrease in expenses of $295.4 million related to the loss on early extinguishment of debt, an increase of $42.1 million in unallocated foreign currency gains, an extraordinary gain of $55.9 million related to the Textile Effects Acquisition and a $30.6 million cumulative effect of changes in accounting principle charge in 2005, partially offset by a $21.7 million loss attributable to the U.K. Petrochemicals Disposition. This improvement in EBITDA was also impacted by a $90.3 million gain on the sale of our U.S. butadiene and MTBE business in 2006.

Polymers

The operating results of our polymers business are classified as discontinued operations, and, accordingly, the revenues of this business are excluded for all periods presented. The EBITDA of our polymers business is included in the Polymers segment EBITDA for all periods presented.

For the year ended December 31, 2006, Polymers segment EBITDA decreased by $44.7 million, or 27% primarily as a result of lower contribution margins as raw materials and energy costs increased more than average selling prices, offset by lower restructuring, impairment and plant closing costs. During the years ended December 31, 2006 and 2005, the Polymers segment recorded restructuring, impairment and plant closing (credits) charges of $(3.1) million and $3.2 million, respectively.

Base Chemicals

The operating results of our base chemicals business are classified as discontinued operations, and, accordingly, the revenues of this business are excluded from revenues for all periods presented. The EBITDA of our base chemicals business is included in the Base Chemicals segment EBITDA for all periods presented.

For the year ended December 31, 2006, Base Chemicals segment EBITDA decreased by $309.1 million to a loss of $86.4 million as compared with EBITDA of $222.7 million in 2005. The decrease in segment EBITDA was due to lost sales volumes related to the fire at our Port Arthur, Texas manufacturing plant in April 2006 and lower contribution margins as raw material and energy costs increased more than average selling prices. We estimate that segment EBITDA was negatively impacted by approximately $166 million in 2006 due to lost olefins sales volumes and damage related to the fire at our Port Arthur, Texas plant. For further information, see "Note 23. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements included elsewhere in this report. A $280.1 million loss on the U.K. Petrochemicals Disposition also contributed to the lower segment EBITDA.

Liquidity and Capital Resources

Cash Flows for Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Net cash (used in) provided by operating activities for the years ended December 31, 2007 and 2006 was $(51.5) million and $893.1 million, respectively. The decrease in cash provided by operating activities was primarily attributable to $196.1 million of cash used in 2007 to build working capital as compared with $147.7 million of cash generated in 2006 from the reduction of working capital. Net cash from operating activities was also impacted by a decrease in operating income as described in "Results of Operations" above and the payment of the Basell Termination Fee as described in "Note 20. Expenses Associated with the Merger" to our consolidated financial statements included elsewhere in this report.

Net cash provided by investing activities for the years ended December 31, 2007 and 2006 was $200.5 million and $173.9 million, respectively. During the years ended December 31, 2007 and 2006, we invested $665.1 million and $549.9 million, respectively, in capital expenditures. The increase in capital expenditures was largely attributable to the $157.4 million of capital expenditures incurred during the year ended December 31, 2007 for the rebuild of our Port Arthur, Texas olefins facility that was damaged by fire. During the year ended December 31, 2007 we finalized our post-closing working capital adjustments with respect to the Textile Effects Acquisition, resulting in a reduction to the purchase price of $26.9 million, and acquired businesses for $14.2 million. During the year ended December 31, 2006, we acquired the Textile Effects business for $176.9 million, net of cash acquired. During the years ended December 31, 2007 and 2006, we sold assets and received proceeds of $850.4 million and $894.5 million, respectively. On August 1, 2007, we completed the North American Polymers Disposition to Flint Hills Resources for $353.9 million, and on November 5, 2007 we completed the U.S. Base Chemicals Disposition to Flint Hills Resources for $415.3 million, which is subject to post-closing adjustments. On June 27, 2006, we sold the assets comprising our former U.S. butadiene and MTBE business for $274.0 million, of which $204.0 million was paid to us during 2006. The additional $70.0 million was paid to us on November 9, 2007 after the successful restart of our Port Arthur, Texas olefins unit that was damaged by fire. On December 29, 2006, we sold our European base chemicals and polymers business for $685.0 million in cash. For further information, see "Note 4. Business Dispositions and Combinations" to our consolidated financial statements included elsewhere in this report.

Net cash used in financing activities for the year ended December 31, 2007 was $269.9 million as compared with $961.2 million in 2006. This decrease in net cash used in financing activities is partly due to lower net repayments of debt in 2007 compared to 2006 and an increase in dividends paid to common stockholders in 2007 of $88.4 million. During the year ended December 31, 2007, we had net repayments under our debt arrangements of $162.2 million and used $1.2 million to pay premiums associated with repayment of indebtedness. In the first quarter 2007, we repaid in full our remaining 10.125% subordinated notes due 2009 of $150.1 million with proceeds from our offering of 7.875% subordinated notes due 2014 of $151.7 million. Additionally, in the second quarter 2007, we amended our Senior Credit Facilities, increasing our U.S. dollar denominated term loan by $96.6 million, and we used the proceeds to repay in full our euro denominated term loan. During the year ended December 31, 2006, we had net repayments under our debt arrangements of $913.8 million and used $30.4 million to pay premiums associated with the repayment of indebtedness.

Cash Flows for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net cash provided by operating activities for the years ended December 31, 2006 and 2005 was $893.1 million and $968.6 million, respectively. The decrease in cash provided by operations was primarily attributable to lower operating results from our business operations as described in "Results of Operations" above.

Net cash provided by (used in) investing activities for the years ended December 31, 2006 and 2005 was $173.9 million and $(463.7) million, respectively. During the years ended December 31, 2006 and 2005, we invested $549.9 million and $338.7 million, respectively, in capital expenditures. The increase in 2006 capital expenditures was largely attributable to increased spending on the Wilton, U.K. LDPE facility that we sold in the U.K. Petrochemicals Disposition. During the year ended December 31, 2006, we spent approximately $176 million on the construction of the Wilton, U.K. LDPE facility as compared to approximately $37 million in 2005. In addition, during 2006, we spent approximately $23 million relating to the construction of our polyetheramine manufacturing facility in Jurong Island, Singapore, in addition to other expansionary capital projects. Also during the year ended December 31, 2006, we acquired the textile effects business for $176.9 million, net of cash acquired, and sold our U.S. butadiene and MTBE business for $274.0 million (of which $204.0 million was collected during 2006, while the additional $70.0 million was collected in November 2007). In 2006, we also sold our European base chemicals and polymers business for $685.0 million in cash. During 2005, we acquired the minority interest in Huntsman Advanced Materials for $124.8 million. In 2005, in connection with the initial public offering of our 5% mandatory convertible preferred stock, we prefunded our dividend obligations through the mandatory conversion date of February 16, 2008 with investments in government securities of $40.9 million. As reflected in financing activities, we used $14.4 million and $10.8 million of these government securities to pay dividends during the years ended December 31, 2006 and 2005, respectively.

Net cash used in financing activities for the year ended December 31, 2006 was $961.2 million as compared to $603.0 million in 2005. This change in net cash used in financing activities is mainly a result of net repayments of debt during the year ended December 31, 2005 of $1,928.3 million, primarily as a result of our initial public offering of common stock and mandatory convertible preferred stock in the first quarter of 2005. As a result of our initial public offering, we received $1,491.9 million of net proceeds. Also, during the year ended December 31, 2005, we used approximately $146.0 million to pay premiums associated with repayment of indebtedness. During the year ended December 31, 2006, we had net repayments under our debt arrangements of $913.8 million and used $30.4 million to pay premiums associated with repayment of indebtedness. Included in the 2006 debt repayments were $650.0 million in principal repayments from the proceeds of the U.K. Petrochemicals Disposition.

Changes in Financial Condition

The following information summarizes our working capital position as of December 31, 2007 and December 31, 2006 (dollars in millions):

	December 31, 2007	U.S. Petrochemicals Disposition		Subtotal	December 31, 2006	Increase (Decrease)	Percent Change
		Disposition(1)	Liquidation(2)				
Cash and cash equivalents	$ 154.0	$ —	$ —	$ 154.0	$ 263.2	$(109.2)	(41)%
Accounts receivable, net	1,262.7	—	191.2	1,453.9	1,252.7	201.2	16%
Inventories, net	1,451.9	290.9	—	1,742.8	1,520.1	222.7	15%
Prepaid expenses	37.4	—	22.7	60.1	55.7	4.4	8%
Deferred income taxes	72.6	—	—	72.6	64.6	8.0	12%
Other current assets	116.6	—	—	116.6	175.7	(59.1)	(34)%
Total current assets	3,095.2	290.9	213.9	3,600.0	3,332.0	268.0	8%
Accounts payable	1,018.4	—	110.3	1,128.7	1,018.2	110.5	11%
Accrued liabilities	885.2	—	—	885.2	857.6	27.6	3%
Deferred income taxes	3.2	—	—	3.2	9.4	(6.2)	(66)%
Current portion of long-term debt	68.5	—	—	68.5	187.9	(119.4)	(64)%
Total current liabilities	1,975.3	—	110.3	2,085.6	2,073.1	12.5	1%
Working capital	$1,119.9	$290.9	$103.6	$1,514.4	$1,258.9	$ 255.5	20%

(1) Represents December 31, 2006 balances.

(2) Represents the change in amounts retained due to liquidation.

Excluding the effects of the U.S. Petrochemicals Disposition, our working capital increased by $255.5 million as a result of the net impact of the following significant changes:

- The decrease in cash and cash equivalents of $109.2 million resulted from the matters identified in the Consolidated Statements of Cash Flows contained in our consolidated financial statements included elsewhere in this report.
- Accounts receivable increased by $201.2 million mainly due to higher sales and the effects of changes in foreign currency exchange rates.
- Inventories increased by $222.7 million mainly due to higher raw material costs and the effects of changes in foreign currency exchange rates.
- Other current assets decreased by $59.1 million primarily as a result of the collection of a $26.9 million receivable for post-closing working capital adjustments related to the Textile Effects Acquisition during the year ended December 31, 2007 (see "Note 4. Business Dispositions and Combinations—Textile Effects Acquisition" to our consolidated financial statements included elsewhere in this report) and a $10.5 million reduction in government securities.
- The increase in accounts payable of $110.5 million was primarily attributable to higher raw material costs and the effects of changes in foreign currency exchange rates.
- Current portion of long term debt decreased $119.4 million primarily due to a reclassification of our Australian Credit Facilities as a result of the amendment of this facility in the second quarter of 2007. Additionally, we repaid $75.0 million of debt under our term loan B facility in the first quarter of 2007 that was classified as current debt as of December 31, 2006.

Debt and Liquidity

Senior Credit Facilities

As of December 31, 2007, our Senior Credit Facilities consisted of our (i) $650 million revolving facility (the "Revolving Facility") and (ii) $1,540.0 million term loan B facility (the "Dollar Term Loan"). As of December 31, 2007, there were no borrowings outstanding under the Revolving Facility, and we had $36.2 million in U.S. dollar equivalents of letters of credit and bank guarantees issued and outstanding under the Revolving Facility. The Revolving Facility matures in 2010 and the Dollar Term Loan matures in 2014; provided, however, that the maturities of the Revolving Facility and the Dollar Term Loan will accelerate if we do not repay all but $100 million of our outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

At the present time, borrowings under the Revolving Facility and the Dollar Term Loan bear interest at LIBOR plus 1.75%. However, the applicable interest rate of the Dollar Term Loan is subject to a reduction to LIBOR plus 1.50% upon achieving certain secured leverage ratio thresholds. The agreements governing our Senior Credit Facilities contain one financial covenant, which is applicable only to the Revolving Facility, and this covenant is only in effect when loans or letters of credit are outstanding under the Revolving Facility. In addition the applicable agreements provide for customary restrictions and limitations on our ability to incur liens, incur additional debt, merge or sell assets, make certain restricted payments, prepay other indebtedness, make investments or engage in transactions with affiliates, and also contain other customary default provisions.

As of December 31, 2007, the weighted average interest rate on the Senior Credit Facilities was approximately 6.6%. Our obligations under the Senior Credit Facilities are guaranteed by our guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (collectively, the "Guarantors"), and are secured by a first priority lien (generally shared with the holders of 11.625% secured notes due 2010) on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between various of our subsidiaries.

On November 14, 2007, in connection with the U.S. Base Chemicals Disposition, we used a portion of the proceeds to make a repayment of $100 million on the Dollar Term Loan. Substantially all of the remaining proceeds were used to repay borrowings under the Revolving Facility and reduce amounts under the A/R Securitization Program.

On April 19, 2007, we entered into an amendment to our Senior Credit Facilities. Pursuant to this amendment, the maturity of the Dollar Term Loan was extended to April 2014 and the loan amount was increased to $1,640.0 million. We used the increased amount to repay, in full, our previously outstanding euro term loan facility (the "Euro Term Loan").

On January 16, 2007, we made a voluntary repayment of $75.0 million U.S. dollar equivalents on our term loan B facility ($70.8 million on the Dollar Term Loan and €3.25 million on the Euro Term Loan) with available liquidity.

On June 30, 2006, we entered into an amendment to our Senior Credit Facilities to provide for an additional $100 million of borrowings under the Dollar Term Loan. We borrowed the additional amounts in July 2006 and used the proceeds to redeem all of our $100 million outstanding senior floating rate notes due 2011 at a call price of 104.0% of the aggregate principal amount thereof. The June 30, 2006 amendment also modified certain other provisions in our Senior Credit Facilities, including certain financial covenants. During 2006, we made several voluntary repayments under our Senior Credit Facilities from available liquidity, including payments of $50 million in April 2006 and $50 million in August 2006.

Secured Notes

As of December 31, 2007, Huntsman International had outstanding $296.0 million aggregate principal amount ($294.4 million book value and $455.4 million original aggregate principal amount) under its 11.625% senior secured notes due 2010 (the "2010 Secured Notes"). The 2010 Secured Notes are redeemable after October 15, 2007 at 105.813% of the principal amount plus accrued interest, declining ratably to par on and after October 15, 2009. Interest on the 2010 Secured Notes is payable semiannually in April and October of each year. The 2010 Secured Notes are secured by a first priority lien on all collateral securing the Senior Credit Facilities as described above (other than capital stock of Huntsman International's first-tier foreign subsidiaries), shared equally with the lenders on the Senior Credit Facilities, subject to certain intercreditor arrangements. The 2010 Secured Notes contain covenants relating to the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions and are guaranteed by the Guarantors. The indentures governing the 2010 Secured Notes also contain provisions requiring us to offer to repurchase the notes upon a change of control.

Senior Notes

As of December 31, 2007, Huntsman International had outstanding $198.0 million ($300 million original aggregate principal amount) of 11.5% senior notes due 2012 (the "2012 Senior Notes"). Interest on the 2012 Senior Notes is payable semiannually in January and July of each year. The 2012 Senior Notes are redeemable after July 15, 2008 at 105.75% of the principal amount plus accrued interest, declining ratably to par on and after July 15, 2010.

The 2012 Senior Notes are unsecured obligations. The indentures governing Huntsman International's 2012 Senior Notes contain covenants, among other things, relating to the incurrence of debt and limitations on distributions and certain restricted payments, asset sales and affiliate transactions and are guaranteed by the Guarantors. The indentures governing the 2012 Senior Notes contain provisions requiring us to offer to repurchase the notes upon a change of control.

On July 13, 2006, we entered into a transaction to repurchase $37.5 million of 9.875% senior notes due 2009 ("2009 Senior Notes") at a price of approximately 105% of the aggregate principal amount plus accrued interest. In addition, on August 14, 2006 and on September 20, 2006, we completed redemptions of $62.5 million and $100.0 million, respectively, of the 2009 Senior Notes at a call price of 104.937% of the aggregate principal amount plus accrued interest. On December 29, 2006, we used a portion of the net proceeds from the U.K. Petrochemicals Disposition to legally defease the remaining outstanding $250 million of our 2009 Senior Notes. The notes were redeemed on March 1, 2007 at a price of 102.468% of the aggregate principal amount plus accrued interest.

In accordance with an amendment to our Senior Credit Facilities, on July 14, 2006, we borrowed an additional $100 million under the Dollar Term Loan and on July 24, 2006 redeemed in full our senior floating rate notes due 2011 at 104.0% of the principal amount plus accrued interest.

Subordinated Notes

As of December 31, 2007, we had outstanding $175.0 million 7.375% senior subordinated notes due 2015 and €135.0 million ($197.6 million) 7.5% senior subordinated notes due 2015 (collectively, the "2015 Subordinated Notes"). The 2015 Subordinated Notes are redeemable on or after January 1, 2010 at 103.688% and 103.750%, respectively, of the principal amount plus accrued interest, declining ratably to par on and after January 1, 2013.

As of December 31, 2007, we had outstanding €400.0 million (approximately $585.5 million) 6.875% senior subordinated notes due 2013 (the "2013 Subordinated Notes") and $347.0 million aggregate principal amount ($352.4 million book value) 7.875% senior subordinated notes due 2014 (the "2014 Subordinated Notes"). The 2013 Subordinated Notes are redeemable on or after November 15, 2009 at 105.156% of the principal amount plus accrued interest, declining ratably to par on and after November 15, 2012. The 2014 Subordinated Notes are redeemable on or after November 15, 2010 at 103.938% of the principal amount plus accrued interest, declining ratably to par on and after November 15, 2012.

Interest on the 2015 Subordinated Notes is payable semiannually in January and July of each year. Interest on the 2013 Subordinated Notes and the 2014 Subordinated Notes is payable semiannually in November and May of each year. All of our subordinated notes are unsecured. The indentures governing our subordinated notes contain covenants relating, among other things, to the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions. Our subordinated notes are guaranteed by the Guarantors. The indentures also contain provisions requiring us to offer to repurchase the notes upon a change of control.

In February 2007, we closed on a direct private placement of $147.0 million (included within the total outstanding principal amount of $347.0 million of 2014 Subordinated Notes) in aggregate principal amount of the 2014 Subordinated Notes. These notes were issued at a premium of 104% of principal amount for a yield of 7.01%. We used the net proceeds of $151.7 million to redeem all (approximately €114 million) of our remaining outstanding euro denominated 10.125% senior subordinated notes due 2009, which were called for redemption on March 27, 2007 at a call price of 101.688% plus accrued interest.

On November 13, 2006, we completed the offering of subordinated notes consisting of €400 million (approximately $508 million on or about the offering date) 6.875% 2013 Subordinated Notes and $200 million, 7.875% 2014 Subordinated Notes. We used the net proceeds of approximately $699 million to redeem all ($366.1 million) of our outstanding U.S. dollar-denominated 10.125% subordinated notes and a portion (€258.0 million) of our outstanding euro-denominated 10.125% 2009 subordinated notes. The call price of the 2009 subordinated notes was 101.688% of the principal amount plus accrued interest.

Other Debt

We maintain a $25.0 million multicurrency overdraft facility used for the working capital needs for our European subsidiaries (the "European Overdraft Facility"). As of December 31, 2007 and December 31, 2006, we had $15.0 million and nil U.S. dollar equivalents, respectively, in borrowings outstanding under the European Overdraft Facility. We also maintain other foreign overdraft facilities used for working capital needs.

In January 2003, Huntsman International entered into two related joint venture agreements to build MDI production facilities near Shanghai, China. SLIC, our manufacturing joint venture with BASF AG and three Chinese chemical companies, operates three plants that manufacture MNB, aniline and crude MDI. We effectively own 35% of SLIC and it is an unconsolidated affiliate. HPS, our splitting joint venture with Shanghai Chlor-Alkali Chemical Company, Ltd, operates a plant that manufactures pure MDI, polymeric MDI and MDI variants. We own 70% of HPS and it is a consolidated affiliate. HPS obtained secured loans for the construction of its MDI production facility. This debt consists of various committed loans. As of December 31, 2007, HPS had $27.1 million outstanding in U.S. dollar borrowings and 582.3 million in RMB borrowings ($79.7 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2007, the interest rate was approximately 5.3% for U.S. dollar borrowings and 6.7% for RMB borrowings. The loans are secured by substantially all the assets of HPS and will be repaid in 16 semiannual installments (which began on June 30, 2007). We have guaranteed 70% of any amount due and unpaid by HPS under the loans described above (except for the VAT facility, which is not guaranteed). Our guarantees remain in effect until HPS has commenced production of at least 70% of capacity for at least 30 days and achieved a debt service cost ratio of at least 1.5:1. Our Chinese MDI joint ventures are unrestricted subsidiaries under the Senior Credit Facilities and under the indentures governing our outstanding notes. HPS commenced operations during 2006.

Our Australian subsidiaries maintain credit facilities (the "Australian Credit Facilities") that had an aggregate outstanding balance of A$57.1 million ($50.0 million) as of December 31, 2007 ($3.9 million of which is classified as current portion of long term debt). These facilities are non-recourse to Huntsman International and bear interest at the Australian index rate plus a margin of 2.4%. As of December 31, 2007, the interest rate for these facilities was 9.7%. The Australian credit facilities mature in May 2010.

On May 29, 2007, we amended the Australian Credit Facilities. The amendment, among other things, amended the interest rate of the Australian Credit Facilities to be the Australian index rate plus a margin of 2.4%, and the maturity was extended for three years to May 29, 2010.

We finance certain insurance premiums and, as of December 31, 2007 and 2006, we had outstanding notes payable in the amount of $26.6 million and $36.8 million, respectively. Insurance premium financings are generally secured by the unearned premiums under such policies.

Compliance with Covenants

Our management believes that we are in compliance with the covenants contained in the agreements governing the Senior Credit Facilities, the A/R Securitization Program and the indentures governing our notes.

Short-Term and Long-Term Liquidity

We depend upon our credit facilities and other debt instruments to provide liquidity for our operations and working capital needs. As of December 31, 2007, we had approximately $773.5 million of combined cash and combined unused borrowing capacity, consisting of $154.0 million in cash, $613.8 million in availability under our Revolving Facility, nil attributable to our European Overdraft Facility and approximately $5.7 million in availability under our A/R Securitization Program.

As a result of the U.S. Petrochemicals Disposition which was completed in 2007, our estimated capacity under the A/R Securitization Program decreased by approximately $100 million to approximately $400 million—depending upon various factors including foreign currency rate fluctuations and seasonality of sales in our businesses.

Our liquidity has been significantly impacted by recent transactions. We anticipate that, going forward, our liquidity will be impacted by seasonal working capital requirements and the following:

- As a result of the fire damage at our Port Arthur, Texas facility that occurred on April 29, 2006, we have received, and anticipate receiving additional, settlements of insurance claims. We incurred significant expenditures to rebuild the facility. We substantially completed the rebuild and commissioning of the facility in the fourth quarter of 2007. As of December 31, 2007, we estimate that our remaining payment related to certain expenditures for the rebuild of our former Port Arthur, Texas facility which have been substantially completed but not yet invoiced was approximately $40 million, for which we have accrued a liability. We expect to settle these payment obligations during the first half of 2008. To date, we have submitted proofs of loss totaling $541.0 million, and we anticipate submitting additional proofs of loss. As of December 31, 2007, we received insurance recovery advances totaling $305.0 million and entered into an agreement providing for an additional recovery advance of $20.0 million, all of which was received by mid-February, 2008. We anticipate that the settlement of insurance claims will continue throughout 2008. See "Note 21. Commitments and Contingencies—Port Arthur Plant Fire Insurance Litigation" and "Note 23. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements included elsewhere in this report.

- During 2008, we expect to commence construction of an ethyleneamines manufacturing facility in Jubail Industrial City, Saudi Arabia with Zamil Group, our 50% partner. We estimate that our equity contribution of $43.5 million (of which $2.9 million was spent through December 31, 2007) will be completed in the first half of 2008. We expect to finance our equity contribution through a combination of an external loan of approximately $10 million, cash flows from operations and available liquidity. As an offset to our equity contribution, we expect to receive an upfront license fee of $8.0 million, of which $5.2 million will be received in 2008. We expect this manufacturing facility to come on line in early 2010 with annual capacity of 60 million pounds.
- During the second quarter of 2008, we expect to complete our acquisition of the Baroda Textile Effects (India) ("Baroda") division of Metrochem Industries Ltd. We estimate the purchase price, including certain working capital and capital expenditures incurred pre-closing, will be approximately $51 million U.S. dollar equivalents, of which approximately $9 million U.S. Dollar equivalents (€6.24 million) represents deferred purchase price that will be paid 18 months following the acquisition date. This purchase price excludes from working capital the receivables existing on the closing date due to Baroda from our affiliates, which will be settled in the ordinary course. Baroda is a manufacturer of textile dyes and intermediates. We expect to finance our acquisition of Baroda through a combination of cash flows from operations and financing arrangements.
- We also have various capital expenditure projects ongoing which expand our business operations throughout the world. Please see "Capital Expenditures" immediately below.

We believe our current liquidity, together with funds generated by our businesses, is sufficient to meet the short-term and long-term needs of our businesses, including funding operations, making capital expenditures and servicing our debt obligations in the ordinary course.

Capital Expenditures

We expect to spend approximately $480 million on capital projects in 2008. We expect to finance our capital expenditure commitments through a combination of cash flows from operations and financing arrangements.

Capital expenditures for the year ended December 31, 2007 were $665.1 million as compared to $549.9 million in 2006. The increase in capital expenditures in 2007 was largely attributable to $157.4 million in capital expenditures associated with our rebuild of the Port Arthur, Texas facility damaged by fire on April 29, 2006.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2007 are summarized below (dollars in millions):

	2008	2009-2010	2011-2012	After 2012	Total
Long-term debt, including current portion	$ 68.5	$ 428.3	$257.0	$2,815.0	$3,568.8
Interest(1)	274.9	536.9	446.9	334.7	1,593.4
Operating leases	47.4	80.2	54.6	93.6	275.8
Purchase commitments(2)	238.6	255.1	137.8	98.2	729.7
Total(3)(4)	$629.4	$1,300.5	$896.3	$3,341.5	$6,167.7

(1) Interest calculated using interest rates as of December 31, 2007 and contractual maturity dates.

(2) We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2008. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2007 pricing for each contract. We also have a limited number of contracts which require a minimum payment, even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations.

(3) Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions).

	2008	2009-2010	2011-2012	Subsequent 5-Year Annual Average
Pension plans	$121.3	$153.4	$198.9	$91.3
Other postretirement obligations	13.3	27.2	27.1	12.7

(4) The above table does not reflect expected tax payments and unrecognized tax benefits due to an inability to make a reasonably reliable estimate of the timing and amount to be paid, except for $0.3 million that may reasonably become payable during 2008. For additional discussion on unrecognized tax benefits, see "Note 19. Income Taxes" to our consolidated financial statements included elsewhere in this report.

Off-Balance Sheet Arrangements

Receivables Securitization

For a discussion of our A/R Securitization Program, see "Note 16. Securitization of Accounts Receivable" to our consolidated financial statements included elsewhere in this report.

Financing of Chinese MDI Facilities

On September 19, 2003, our Chinese joint ventures, HPS and SLIC, obtained secured financing for the construction of production facilities. Details concerning HPS' financing are described in "—Debt and Liquidity—Other Debt" above. The SLIC financing consists of various committed loans. As of December 31, 2007, there were $81.1 million and RMB 1,015 million ($138.9 million) in outstanding borrowings under SLIC facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. The loans are secured by substantially all the assets of SLIC and will be paid in 16 semiannual installments which began on June 30, 2007. We unconditionally guarantee 35% of any amounts due and unpaid by SLIC under the loans described above (except for a $1.5 million VAT facility which is not guaranteed). Our guarantee remains in effect until SLIC has commenced production of at least 70% of capacity for at least 30 days and achieved a debt service coverage ratio of at least 1:1. SLIC commenced operations in the third quarter of 2006.

Restructuring, Impairment and Plant Closing Costs

For a discussion of restructuring, impairment and plant closing costs, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.

Legal Proceedings

For a discussion of legal proceedings, see "Note 21. Commitments and Contingencies—Legal Matters" to our consolidated financial statements included elsewhere in this report.

Environmental, Health and Safety Matters

For a discussion of environmental, health and safety matters, see "Note 22. Environmental, Health and Safety Matters" to our consolidated financial statements included elsewhere in this report.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements" to our consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements included elsewhere in this report. Summarized below are our critical accounting policies:

Casualty Losses and Insurance Recoveries

2005 U.S. Gulf Coast Storms

On September 22, 2005, we suspended operations at our Gulf Coast facilities in Texas and Louisiana as a result of a hurricane. In addition, we sustained property damage at our Port Neches and Port Arthur, Texas facilities as a result of the hurricane. We maintain customary insurance coverage for property damage and business interruption. With respect to coverage of these losses, the deductible for property damage was $10.0 million per site, while business interruption coverage does not apply for the first 60 days.

During 2006 and 2007, we recorded insurance recoveries of $26.5 million and $11.0 million, respectively, related to the 2005 Gulf Coast storms. We and our insurers are working to reach a settlement on the remainder of the insurance claim, and we can provide no assurance with respect to the ultimate resolution of this matter. Any future collections will represent income for us upon final settlement.

Port Arthur, Texas Plant Fire

On April 29, 2006, our Port Arthur, Texas olefins manufacturing plant experienced a major fire. With the exception of cyclohexane operations at the site, which were restarted in June 2006, the remaining operations at the site were shutdown until we restarted operations in the fourth quarter of 2007. The Port Arthur manufacturing plant is covered by property damage and business interruption insurance. With respect to coverage for this outage, the deductible for property damage is $10.0 million and business interruption coverage does not apply for the first 60 days, subject to a combined deductible for property damage and business interruption of $60.0 million.

During the fourth quarter of 2006, we received insurance recovery advances of $150.0 million, of which $56.4 million was applied to our insurance receivable related to recovery of costs already incurred and $93.6 million was recorded as deferred insurance recovery gain in Accrued liabilities in our consolidated balance sheet (as of December 31, 2006). During 2007, we received additional recovery advances of $155.0 million, totaling $305.0 million of recovery advances through December 31, 2007. In addition, in December 2007, reinsurers agreed to pay an additional $20.0 million in recovery advances all of which was received by mid-February, 2008. The reinsurers have failed to process additional requests for interim claim recovery advances pending their further review and adjusting of the overall claim. On August 31, 2007, the reinsurers filed suit against us and IRIC, our captive insurance company, in the United States District Court for the Southern District of Texas seeking to compel arbitration of certain disputed claims or alternatively seeking a declaratory judgment on disputed claims. See "Note 21. Commitment and Contingencies—Legal Matters—Port Arthur Plant Fire Insurance Litigation."

During 2007, we incurred expenditures and losses for both property damage and business interruption as a result of the Port Arthur fire. During 2007, we incurred $51.6 million in repair and maintenance costs and $79.9 million of fixed costs during the business interruption period, all of which reduced the deferred insurance recovery gain. The deferred insurance recovery gain is included in Accrued liabilities on our consolidated balance sheet.

The following table describes changes to the deferred insurance recovery gain during the years ended December 31, 2007 and 2006 (dollars in millions):

	2007	2006
Balance as of January 1	$ 93.6	$ —
Insurance recovery advances	175.0	150.0
Incurrence of repair and maintenance costs during the period	(51.6)	(17.2)
Incurrence of fixed costs during the business interruption period	(79.9)	(39.2)
Balance as of December 31	$137.1	$ 93.6

Future insurance recovery advances, if any, in excess of accrued fixed costs and other expenses relating to the damaged facilities will be recorded as a deferred gain, and any remaining deferred gains associated with this event will not be recognized in our consolidated statements of operations until final settlement is reached with our insurance carriers.

Reimbursement of Basell Termination Fee

Prior to entering into the Merger Agreement, we terminated the Basell Agreement and paid Basell a $200.0 million termination fee required under the terms of the Basell Agreement. One-half of the Basell Termination Fee, or $100.0 million, was funded by Hexion. We could be required to pay Hexion the Reimbursement Amount under certain circumstances in connection with our termination of the Merger Agreement. The $100.0 million funded by Hexion has been deferred and is recorded in Accrued liabilities in our consolidated balance sheet as of December 31, 2007.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to the licensing of technology, are evaluated in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables* to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Taxes collected from customers and remitted to governmental authorities are excluded from revenue and presented on a net basis in cost of goods sold.

Long-Lived Assets

The determination of useful lives of our property, plant and equipment is considered a critical accounting estimate. Such lives are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 30 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. If the useful lives of our property, plant and equipment as of December 31, 2007 were to have been estimated to be one year greater or one year less, then depreciation expense for the year ended December 31, 2007 would have been approximately $24 million less or $28 million greater, respectively.

We are required to evaluate our plant assets whenever events indicate that the carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups to the carrying value. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, work force reductions and other cost savings programs. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with the Textile Effects Acquisition, we recorded liabilities for workforce reduction, non-cancelable lease termination costs and demolition, decommissioning and other restructuring costs. Estimates for plant closing costs may include the write-off of the carrying value of the plant and any necessary environmental and/or regulatory costs. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. While management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate, management's estimates on a project-by-project basis have not varied to a material degree. For further discussion of our restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements included elsewhere in this report.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed each period on a tax jurisdiction by tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets.

Subsequent to acquiring Huntsman Advanced Materials in June 2003 and through December 31, 2005, substantially all non-U.S. operations of Huntsman Advanced Materials were treated as our branches for U.S. income tax purposes and were, therefore, subject to both U.S. and non-U.S. income tax. Effective January 1, 2006, Huntsman Advanced Materials foreign operations are no longer being treated as our branches and are not subject to U.S. taxation on their earnings until those earnings are repatriated to the U.S., similar to our other non-U.S. entities.

For non-U.S. entities that are not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

We adopted FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax laws, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in our consolidated balance sheets and consolidated statements of operations.

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., the Netherlands, Belgium and Canada, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and life insurance benefits covering certain employees in the U.S. and Canada. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected return on assets, discount rates, compensation increases, mortality rates and health care costs trends. These assumptions are disclosed in "Note 18. Employee Benefit Plans" to our consolidated financial statements included elsewhere in this report.

Management, with the advice of its actuaries, uses judgment to make assumptions on which our employee benefit plan liabilities and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate		
—1% increase	$(22.5)	$(363.0)
—1% decrease	28.4	416.7
Expected return on assets		
—1% increase	(28.7)	—
—1% decrease	28.9	—
Rate of compensation increase		
—1% increase	20.4	88.8
—1% decrease	(18.3)	(83.7)

(1) Estimated impact on 2007 net periodic benefit cost

(2) Estimated impact on December 31, 2007 accumulated other comprehensive income (loss)

Stock-Based Compensation Plans

Management uses judgment in determining assumptions used in the Black-Scholes valuation model to estimate fair value of its stock-based compensation plans. Because we did not have stock-based compensation plans prior to our initial public offering of common stock in February 2005, our ability to use historical experience for assumptions related to stock-based compensation plans has been limited. The effect of a 10% change in two key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Expected volatility		
—10% increase	$ 3.3	$ 3.3
—10% decrease	(3.1)	(3.1)
Expected life of stock options granted during the period		
—10% increase	0.7	0.7
—10% decrease	(0.8)	(0.8)

(1) Estimated impact on 2007 compensation expense

(2) Estimated impact on December 31, 2007 additional paid-in capital

Environmental Reserves

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information see "Note 22. Environmental, Health and Safety Matters" to our consolidated financial statements included elsewhere in this report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. We perform effectiveness assessments in order to use hedge accounting at each reporting period. For a derivative that does not qualify as a hedge, changes in fair value are recognized in earnings.

We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive (loss) income.

Interest Rate Hedging

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

Interest rate contracts are recorded as a component of other non-current liabilities as of December 31, 2007 and 2006. The effective portion of the changes in the fair value of the swaps are recorded in accumulated other comprehensive loss, with any ineffectiveness recorded in interest expense.

As of December 31, 2007 and 2006, we had entered into various types of interest rate contracts to manage our interest rate risk on our long-term debt as indicated below (dollars in millions):

	2007	2006
Notional amount	$14.1	$ 75.0
Fair value:		
Cash flow hedges	—	0.4
Non-designated derivatives	—	0.3
Maturity	2010	2007-2010

For the year ended December 31, 2007 and 2006, the changes in accumulated other comprehensive (loss) income associated with cash flow hedging activities is indicated below:

	2007	2006
Balance at January 1	$ 0.1	$ 2.1
Current period change in fair value	0.3	(0.4)
Reclassifications to earnings	(0.4)	(1.6)
Balance at December 31	$ —	$ 0.1

On July 2, 2007, an interest rate contract with a notional amount of $60.0 million pursuant to which we had swapped LIBOR interest for a fixed rate of 4.315% matured.

During the next twelve months ending December 31, 2008, interest expense of approximately nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We are exposed to credit losses in the event of nonperformance by a counterparty to the derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rates

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various global currencies. From time to time, we may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of and for the years ended December 31, 2007 and 2006, the fair value and unrealized gains (losses) of outstanding foreign currency rate hedging contracts were not significant. Our A/R Securitization Program in certain circumstances requires that we enter into forward foreign currency hedges intended to hedge currency exposures. As of December 31, 2007 and 2006, we had no forward currency hedges outstanding under our A/R Securitization Program.

In conjunction with the redemption of our remaining 10.125% euro-denominated subordinated notes due 2009 in the first quarter of 2007 discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Liquidity—Subordinated Notes," and in an effort to maintain approximately the same amount of euro-denominated debt exposure, on March 27, 2007, we entered into a cross currency interest rate swap pursuant to which we have agreed to swap $152.6 million of LIBOR floating rate debt payments for €115.9 million of EURIBOR floating rate debt payments. On maturity, August 15, 2012, we are required to pay principal of €115.9 million and we will receive principal of $152.6 million. During the life of this swap, we will receive floating rate interest (LIBOR) in dollars and we will pay floating rate interest (EURIBOR) in euros. This swap is currently not designated as a hedge for financial reporting purposes. As of December 31, 2007, the fair value of this swap was an unrealized loss of $17.7 million and was recorded in other noncurrent liabilities in our consolidated balance sheet. We recorded an unrealized foreign currency loss on this swap of $16.6 million in our consolidated statements of operations for the year ended December 31, 2007.

In conjunction with an amendment to our Senior Credit Facilities discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash for the Year Ended December 31, 2007 Compared to the Year Ended December 31,

2006," and in an effort to maintain approximately the same amount of euro-denominated debt exposure, on April 19, 2007, we entered into a cross currency interest rate swap pursuant to which we have agreed to swap $95.8 million of LIBOR floating rate debt payments for €70.7 million of EURIBOR floating rate debt payments. On maturity, April 19, 2010, we are required to pay principal of €70.7 million and we will receive principal of $95.8 million. During the life of this swap, we will receive floating rate interest (LIBOR) in dollars and we will pay floating rate interest (EURIBOR) in euros. This swap was designated as a hedge of a net investment for financial reporting purposes. As of December 31, 2007, the fair value of this swap was an unrealized loss of $8.4 million and was recorded in other noncurrent liabilities in our consolidated balance sheet. We recorded an unrealized foreign currency loss on this swap of $8.0 million in other comprehensive income for the year ended December 31, 2007.

On July 12, 2007, we unwound a cross currency interest rate swap pursuant to which we had swapped $31.3 million of 11.0% fixed rate debt for €25.0 million of 9.4% fixed rate debt. The swap was not designated as a hedge for financial reporting purposes. We recorded an unrealized foreign currency loss on this swap of $1.6 million in our consolidated statements of operations for the year ended December 31, 2007.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("Permanent Loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as Permanent Loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as Permanent Loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

From time to time, we review our non-U.S. dollar denominated debt and swaps to determine the appropriate amounts designated as hedges. As of December 31, 2007, we have designated approximately €381 million of euro-denominated debt and swaps as hedges of our net investments. As of December 31, 2007, we had approximately €1,073.3 million in net euro assets.

On January 15, 2008, we entered into a series of forward foreign currency contracts in our Pigments segment to partially hedge the impact, for up to one year, of movements in foreign currency rates associated with the purchases of raw materials and sales of pigment in non-functional currencies. These contracts have a notional amount of approximately $130 million.

Commodity Prices

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective, in that they are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

No changes to our internal control over financial reporting occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes for our Company are designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting for our Company includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and our Directors;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements; and
- provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of internal control over financial reporting for our Company and concluded that, as of December 31, 2007, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* ("COSO").

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by our Company and have issued an attestation report on internal control over financial reporting for our Company.

Management's Process to Assess the Effectiveness of Internal Control Over Financial Reporting

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we completed a comprehensive compliance process to evaluate internal control over financial reporting for our

Company. We involved employees at all levels of our Company during 2007 in training, performing and evaluating our internal controls.

Our management's conclusion on the effectiveness of internal control over financial reporting is based on a comprehensive evaluation and analysis of the five elements of COSO. Our management considered information from multiple sources as the basis its conclusion—including self-assessments of the control activities within each work process, assessments of entity-level controls and internal control attestations from significant nonconsolidated joint ventures and external service providers, as well as from key management. In addition, our internal control processes contain self-monitoring mechanisms, and proactive steps are taken to correct deficiencies as they are identified. We also maintain an internal auditing program that independently assesses the effectiveness of internal control over financial reporting within each of the five COSO elements.

/s/ PETER R. HUNTSMAN

Peter R. Huntsman
President and Chief Executive Officer

/s/ J. KIMO ESPLIN

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

/s/ L. RUSSELL HEALY

L. Russell Healy
Vice President and Controller

February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the internal control over financial reporting of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 21, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of FASB Interpretation No. 48 on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements reflect the financial position and results of operations and cash flows as if Huntsman Holdings LLC and Huntsman Corporation were combined for all periods presented.

As discussed in Note 2, 12 and 18 to the consolidated financial statements, the Company adopted FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, on December 31, 2005; FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans*, on December 31, 2006; and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007.

As discussed in Note 2 to the consolidated financial statements, the Company changed the measurement date for its pension and other postretirement benefit plans from December 31 to November 30 during 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 21, 2008

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Per Share Amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 154.0	$ 263.2
Accounts and notes receivables (net of allowance for doubtful accounts of $43.3 and $39.0, respectively)	1,253.3	1,243.2
Accounts receivable from affiliates	9.4	9.5
Inventories, net	1,451.9	1,520.1
Prepaid expenses	37.4	55.7
Deferred income taxes	72.6	64.6
Other current assets	116.6	175.7
Total current assets	3,095.2	3,332.0
Property, plant and equipment, net	3,762.6	4,059.4
Investment in unconsolidated affiliates	227.8	201.0
Intangible assets, net	173.2	187.6
Goodwill	92.5	90.2
Deferred income taxes	349.5	190.4
Notes receivable from affiliates	8.4	4.6
Other noncurrent assets	456.4	379.7
Total assets	$ 8,165.6	$ 8,444.9
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,005.4	$ 1,006.2
Accounts payable to affiliates	13.0	12.0
Accrued liabilities	885.2	857.6
Deferred income taxes	3.2	9.4
Current portion of long-term debt	68.5	187.9
Total current liabilities	1,975.3	2,073.1
Long-term debt	3,500.3	3,457.4
Deferred income taxes	154.4	192.6
Notes payable to affiliates	4.7	3.3
Other noncurrent liabilities	677.8	952.5
Total liabilities	6,312.5	6,678.9
Minority interests in common stock of consolidated subsidiaries	26.5	29.4
Commitments and contingencies (Notes 21 and 22)		
Stockholders' equity:		
Common stock $0.01 par value, 1,200,000,000 shares authorized, 222,012,474 and 221,549,461 issued and 221,036,190 and 220,652,429 outstanding in 2007 and 2006, respectively	2.2	2.2
Mandatory convertible preferred stock $0.01 par value, 100,000,000 shares authorized, 5,750,000 issued and outstanding	287.5	287.5
Additional paid-in capital	2,831.9	2,798.4
Unearned stock-based compensation	(11.3)	(12.5)
Accumulated deficit	(1,540.1)	(1,277.6)
Accumulated other comprehensive income (loss)	256.4	(61.4)
Total stockholders' equity	1,826.6	1,736.6
Total liabilities and stockholders' equity	$ 8,165.6	$ 8,444.9

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Millions, Except Per Share Amounts)

	Year ended December 31, 2007	2006	2005
Revenues:			
Trade sales, services and fees	$9,479.9	$8,621.5	$8,308.7
Related party sales	170.9	109.4	137.2
Total revenues	9,650.8	8,730.9	8,445.9
Cost of goods sold	8,111.1	7,308.4	7,032.5
Gross profit	1,539.7	1,422.5	1,413.4
Operating expenses:			
Selling, general and administrative	871.3	760.7	626.0
Research and development	144.7	115.4	95.5
Other operating (income) expense	(54.4)	(113.6)	31.1
Restructuring, impairment and plant closing costs	41.9	15.3	106.5
Total expenses	1,003.5	777.8	859.1
Operating income	536.2	644.7	554.3
Interest expense, net	(285.6)	(350.7)	(426.6)
Loss on accounts receivable securitization program	(20.4)	(12.7)	(9.0)
Equity in income of investment in unconsolidated affiliates	13.1	3.6	8.2
Loss on early extinguishment of debt	(2.2)	(27.1)	(322.5)
Expenses associated with the Merger	(209.8)	—	—
Other (expense) income	(1.1)	1.6	(0.2)
Income (loss) from continuing operations before income taxes and minority interest	30.2	259.4	(195.8)
Income tax benefit	12.1	50.3	67.0
Minority interest in subsidiaries' loss (income)	9.2	(2.9)	(1.7)
Income (loss) from continuing operations	51.5	306.8	(130.5)
(Loss) income from discontinued operations (including loss on disposals of $339.0 in 2007, $301.8 in 2006 and $36.4 in 2005), net of tax	(217.1)	(132.9)	123.6
(Loss) income before extraordinary (loss) gain and accounting changes	(165.6)	173.9	(6.9)
Extraordinary (loss) gain on the acquisition of a business, net of tax of nil	(6.5)	55.9	—
Cumulative effect of changes in accounting principle, net of tax of $2.9	—	—	(27.7)
Net (loss) income	(172.1)	229.8	(34.6)
Preferred stock dividends	—	—	(43.1)
Net (loss) income available to common stockholders	$ (172.1)	$ 229.8	$ (77.7)
Net (loss) income	$ (172.1)	$ 229.8	$ (34.6)
Other comprehensive income (loss)	317.8	149.0	(212.3)
Comprehensive income (loss)	$ 145.7	$ 378.8	$ (246.9)

(Continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2007	2006	2005
Basic (loss) income per share:			
Income (loss) from continuing operations	$ 0.23	1.39	$ (0.79)
(Loss) income from discontinued operations, net of tax	(0.98)	(0.60)	$ 0.57
Extraordinary (loss) gain on the acquisition of a business	(0.03)	0.25	—
Cumulative effect of changes in accounting principle, net of tax	—	—	(0.13)
Net (loss) income	$ (0.78)	$ 1.04	$ (0.35)
Weighted average shares	220.9	220.6	220.5
Diluted (loss) income per share:			
Income (loss) from continuing operations	$ 0.22	$ 1.32	$ (0.79)
(Loss) income from discontinued operations, net of tax	(0.93)	(0.57)	0.57
Extraordinary (loss) gain on the acquisition of a business	(0.03)	0.24	—
Cumulative effect of changes in accounting principle, net of tax	—	—	(0.13)
Net (loss) income	$ (0.74)	$ 0.99	$ (0.35)
Weighted average shares	232.8	233.1	220.5
Dividends per share	$ 0.40	$ —	$ —

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

(Dollars in Millions)

	Shares									
	Common Stock	Mandatory convertible preferred stock	Common stock	Preferred members' interest	Mandatory convertible preferred stock	Additional paid-in capital	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2005	—	—	$—	$ 195.7	$ —	$ 712.5	$ —	$(1,471.2)	$ 181.0	$ (382.0)
Net loss	—	—	—	—	—	—	—	(34.6)	—	(34.6)
Other comprehensive loss	—	—	—	—	—	—	—	—	(212.3)	(212.3)
Exchange of previous common and preferred members' interest and warrants for common stock	164,769,665	—	1.6	(195.7)	—	885.5	—	—	—	691.4
Issuance of common stock and mandatory convertible preferred stock	55,681,819	5,750,000	0.6	—	287.5	1,203.8	—	—	—	1,491.9
Issuance of nonvested stock awards	—	—	—	—	—	16.3	(16.3)	—	—	—
Recognition of stock-based compensation	—	—	—	—	—	4.8	4.5	—	—	9.3
Dividends declared on mandatory convertible preferred stock	—	—	—	—	—	(43.1)	—	—	—	(43.1)
Balance, December 31, 2005	220,451,484	5,750,000	2.2	—	287.5	2,779.8	(11.8)	(1,505.8)	(31.3)	1,520.6
Net income	—	—	—	—	—	—	—	229.8	—	229.8
Other comprehensive income	—	—	—	—	—	—	—	—	149.0	149.0
Issuance of nonvested stock awards	—	—	—	—	—	9.0	(9.0)	—	—	—
Vesting of stock awards	278,531	—	—	—	—	0.2	—	—	—	0.2
Recognition of stock-based compensation	—	—	—	—	—	9.4	8.3	—	—	17.7
Cumulative effect of adoption of SFAS No. 158, net of tax	—	—	—	—	—	—	—	—	(179.1)	(179.1)
Repurchase and cancellation of stock awards	(77,586)	—	—	—	—	—	—	(1.6)	—	(1.6)
Balance, December 31, 2006	220,652,429	5,750,000	2.2	—	287.5	2,798.4	(12.5)	(1,277.6)	(61.4)	1,736.6
Net loss	—	—	—	—	—	—	—	(172.1)	—	(172.1)
Other comprehensive income	—	—	—	—	—	—	—	—	317.8	317.8
Issuance of nonvested stock awards	—	—	—	—	—	10.0	(10.0)	—	—	—
Vesting of stock awards	393,555	—	—	—	—	0.4	—	—	—	0.4
Stock options exercised	99,332	—	—	—	—	2.1	—	—	—	2.1
Recognition of stock-based compensation	—	—	—	—	—	13.3	11.2	—	—	24.5
Repurchase and cancellation of stock awards	(109,126)	—	—	—	—	—	—	(2.2)	—	(2.2)
Dividends declared on common stock	—	—	—	—	—	—	—	(88.4)	—	(88.4)
Reversal of valuation allowance on deferred tax assets related to previous equity transactions	—	—	—	—	—	7.7	—	—	—	7.7
Cumulative effect of adoption of FIN 48	—	—	—	—	—	—	—	0.2	—	0.2
Balance, December 31, 2007	221,036,190	5,750,000	$2.2	$ —	$287.5	$2,831.9	$(11.3)	$(1,540.1)	$ 256.4	$1,826.6

See accompanying notes to consolidated financial statements

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions)

	Year ended December 31,		
	2007	2006	2005
Operating Activities:			
Net (loss) income	$(172.1)	$ 229.8	$ (34.6)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Extraordinary loss (gain) on the acquistion of a business, net of tax	6.5	(55.9)	—
Cumulative effect of changes in accounting principle, net of tax	—	—	27.7
Equity in income of investment in unconsolidated affiliates	(13.1)	(3.6)	(8.2)
Depreciation and amortization	412.9	465.7	500.8
Provision for losses on accounts receivable	3.0	6.4	4.2
Loss on disposal of businesses/assets, net	269.2	209.4	35.4
Loss on early extinguishment of debt	2.2	27.1	322.5
Noncash interest expense	5.0	5.1	49.8
Noncash restructuring, impairment and plant closing costs	14.6	18.1	58.6
Deferred income taxes	(202.7)	(82.4)	(3.1)
Net unrealized (gain) loss on foreign currency transactions	(8.9)	(42.4)	15.3
Stock-based compensation	26.0	18.4	9.5
Minority interest in subsidiaries' (loss) income	(9.2)	2.9	1.7
Other, net	(1.1)	4.4	(13.3)
Changes in operating assets and liabilities:			
Accounts and notes receivables	56.4	228.1	61.3
Inventories, net	(73.9)	(58.8)	(96.9)
Prepaid expenses	3.1	(14.5)	45.8
Other current assets	53.4	(50.6)	(38.1)
Other noncurrent assets	(158.1)	162.8	(78.6)
Accounts payable	(148.2)	21.5	68.6
Accrued liabilities	(86.9)	22.0	(19.5)
Other noncurrent liabilities	(29.6)	(220.4)	59.7
Net cash (used in) provided by operating activities	(51.5)	893.1	968.6
Investing Activities:			
Capital expenditures	(665.1)	(549.9)	(338.7)
Acquisition of businesses, net of cash acquired and post-closing adjustments	12.7	(176.9)	—
Acquisition of minority interest	—	—	(124.8)
Proceeds from sale of businesses/assets	850.4	894.5	23.7
Investment in unconsolidated affiliates, net	(12.8)	(11.9)	(1.8)
Net investment in government securities, restricted as to use	14.4	14.4	(30.1)
Change in restricted cash	—	—	8.9
Other, net	0.9	3.7	(0.9)
Net cash provided by (used in) investing activities	200.5	173.9	(463.7)

(Continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Millions)

	Year ended December 31,		
	2007	2006	2005
Financing Activities:			
Net borrowings under revolving loan facilities	$ (17.1)	$ (6.3)	$ (118.7)
Net borrowings (repayments) on overdraft facilities and other short-term debt	14.7	(6.8)	—
Repayments of long-term debt	(422.2)	(1,784.0)	(4,010.7)
Proceeds from long-term debt	266.1	872.4	2,235.0
Net (repayments) borrowings on notes payable	(3.7)	10.9	(33.9)
Debt issuance costs paid	(4.6)	(12.8)	(17.3)
Call premiums related to early extinguishment of debt	(1.2)	(30.4)	(146.0)
Dividends paid to common stockholders	(88.4)	—	—
Dividends paid to preferred stockholders	(14.4)	(14.4)	(10.8)
Net proceeds from issuance of common and preferred stock	—	—	1,491.9
Contribution from minority shareholder	—	6.2	3.6
Other, net	0.9	4.0	3.9
Net cash used in financing activities	(269.9)	(961.2)	(603.0)
Effect of exchange rate changes on cash	11.7	14.6	(2.3)
(Decrease) increase in cash and cash equivalents	(109.2)	120.4	(100.4)
Cash and cash equivalents at beginning of period	263.2	142.8	243.2
Cash and cash equivalents at end of period	$ 154.0	$ 263.2	$ 142.8
Supplemental cash flow information:			
Cash paid for interest	$ 301.4	$ 396.5	$ 411.9
Cash paid for income taxes	72.9	40.3	27.6

As of December 31, 2007, we had $72.2 million of capital expenditures in accounts payable.

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

DEFINITIONS

Each capitalized term used without definition in these notes to consolidated financial statements has the meaning specified in the Annual Report on Form 10-K to which these notes to consolidated financial statements are included.

DESCRIPTION OF BUSINESS

We are a global manufacturer of differentiated chemical products; we also manufacture inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide.

As of December 31, 2007, we reported our operations in six segments: Polyurethanes, Materials and Effects, Performance Products, Pigments, Polymers and Base Chemicals.

COMPANY

Our Company, a Delaware corporation, was formed in 2004 to hold the Huntsman businesses. Jon M. Huntsman founded the predecessor to our Company in the early 1970s as a small packaging company. Since then, we have grown through a series of significant acquisitions and now own a global portfolio of businesses.

In February 2005, we completed an initial public offering of common stock and mandatory convertible preferred stock. In connection with our initial public offering, we completed the Reorganization Transaction in which our predecessor, Huntsman Holdings, LLC, became our wholly-owned subsidiary and the existing beneficial holders of the common and preferred members' interests of Huntsman Holding, LLC received shares of our common stock in exchange for their interests. Also during 2005, we completed a series of transactions designed to simplify our consolidated group's financing and public reporting structure, to reduce our cost of financing and to facilitate other organizational efficiencies, including the following:

- On December 20, 2005, we agreed to pay $125.0 million to affiliates of SISU Capital Limited and other third parties to acquire the 9.7% of the equity of Huntsman Advanced Materials that we did not already own. We contributed all of these equity interests to Huntsman International.
- On August 16, 2005, we completed the Affiliate Mergers in which Huntsman LLC and Huntsman International Holdings merged into Huntsman International.

As a result of these transactions, we now operate all of our businesses through Huntsman International, our 100% owned subsidiary. Huntsman International is a Delaware limited liability company and was formed in 1999. Substantially all of our debt obligations are obligations of Huntsman International and/or its subsidiaries.

On July 12, 2007, we entered into the Merger Agreement pursuant to which Hexion has agreed to acquire all of the outstanding shares of our common stock pursuant to a merger under Delaware law.

1. GENERAL (Continued)

On October 16, 2007, our stockholders holding a majority of the shares entitled to vote thereon adopted the Merger Agreement. Notwithstanding stockholder approval, the Merger cannot be completed until each of the closing conditions specified in the Merger Agreement has been satisfied or waived. The closing conditions include, among others, the expiration of waiting periods or grants of approvals under competition laws in the United States, Europe and certain other jurisdictions. On October 4, 2007, Hexion and our Company received a request for additional information from the FTC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Hexion and our Company have agreed with the FTC to allow the FTC additional time to review the Merger, such that the Merger is not expected to close before May 3, 2008. Both parties intend to cooperate fully with the FTC and continue to work closely with regulatory agencies in other jurisdictions, including the European Union.

The Merger Agreement provides that the Merger may be terminated by either party if it is not consummated by April 5, 2008, subject to certain extensions for approximately six months or more under certain circumstances. On January 26, 2008, we announced that we had received a notice from Hexion providing that Hexion was exercising its right under Section 7.1(b)(ii) of the Merger Agreement to extend the termination date of the Merger by 90 days from April 5, 2008 to July 4, 2008. Under certain circumstances, the termination date may be extended by an additional 90 days (or more in the event that Hexion's financing maturity period begins, but does not end by, the additional 90 day extension). The entire time period allowable under the Merger Agreement may be required to satisfy all closing conditions and to complete the Merger.

We cannot predict whether the Merger will be consummated or, if it is consummated, the exact timing of the effective time of the Merger.

Accounting for Certain Transactions

The Reorganization Transaction was accounted for as an exchange of shares between entities under common control similar to the pooling method. Our consolidated financial statements presented herein reflect the results of operations and cash flows as if Huntsman Holdings, LLC and our Company were combined for all periods presented.

During 2007, we completed the U.S. Petrochemicals Disposition pursuant to which we sold our North American polymers business and our U.S. base chemicals business. During 2006, we completed the U.K. Petrochemicals Disposition. In 2005, we sold our former TDI business. The results of operations of these businesses are classified as discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries and any variable interest entities for which we are the primary beneficiary. All intercompany accounts and transactions have been eliminated, except for intercompany sales between continuing and discontinued operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform with the current presentation. The most significant of these reclassifications was to reclassify the results of operations of our former North American polymers business and U.S. base chemicals business to discontinued operations. See "Note 3. Discontinued Operations." In connection with this reclassification, we reclassified certain income taxes for 2005 from continuing operations to other comprehensive income in accordance with SFAS No. 109, *Accounting for Income Taxes*, and EITF Topic D-32, *Intraperiod Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations*.

In addition, beginning in the second quarter of 2007, our Australian styrenics business was transferred from our Polymers segment to Corporate and other. Effective in the fourth quarter of 2007, the results of our former U.S. butadiene and MTBE business were reported in Corporate and other. These results were previously reported in our Base Chemicals segment. All segment information for prior periods has been restated to reflect these transfers.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to licensing of technology, are evaluated in accordance with EITF Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables* to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Taxes collected from customers and remitted to governmental authorities are excluded from revenue and presented on a net basis in cost of goods sold.

Cost of Goods Sold

We classify the costs of manufacturing and distributing our products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs also include, among other things, plant site operating costs and overhead, production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

We consider cash in checking accounts and cash in short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash flows from discontinued operations are not presented separately in the accompanying consolidated statements of cash flows.

Securitization of Accounts Receivable

In connection with our A/R Securitization Program, we securitize certain trade receivables. The A/R Securitization Program is structured so that we grant a participating undivided interest in certain of our trade receivables to a qualified off-balance sheet entity. We retain the servicing rights and a retained interest in the securitized receivables. Losses are recorded on the sale and are based on the carrying value of the receivables as allocated between the receivables sold and the retained interests and their relative fair value at the date of the transfer. Retained interests are subsequently carried at fair value which is estimated based on the present value of expected cash flows, calculated using management's best estimates of key assumptions including credit losses and discount rates commensurate with the risks involved. For more information, see "Note 16. Securitization of Accounts Receivable."

Inventories

Inventories are stated at the lower of cost or market, with cost determined using last-in first-out, first-in first-out and average costs methods for different components of inventory.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10 - 60 years
Plant and equipment	3 - 25 years
Furniture, fixtures and leasehold improvements	5 - 20 years

Interest expense capitalized as part of plant and equipment was $17.4 million, $16.4 million and $9.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Periodic maintenance and repairs applicable to major units of manufacturing facilities (a "turnaround") are accounted for on the deferral basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

Investment in Unconsolidated Affiliates

Investments in companies in which we exercise significant management influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets and Goodwill

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	15 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances indicate that an impairment may have occurred. When the fair value is less than the related carrying value of the related reporting unit, we are required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated based on projected discounted cash flows.

Other Non-current Assets

Other non-current assets consist primarily of spare parts, deferred debt issuance costs, the overfunded portion related to defined benefit plans for employees and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

Carrying Value of Long-Lived Assets

We review long-lived assets and all amortizable intangible assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and we recognize an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 3. Discontinued Operations" and "Note 11. Restructuring, Impairment and Plant Closing Costs."

Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying value of the senior secured credit facilities of our subsidiaries approximates fair value since they bear interest at a variable rate plus an applicable margin. The fair value of the fixed rate and floating rate notes of our subsidiaries is estimated based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities. The fair value of government securities is estimated using prevailing market prices. See "Note 17. Fair Value of Financial Instruments."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances have been established against a material portion of the non-U.S. deferred tax assets due to an uncertainty of realization. Valuation allowances are reviewed each period on a tax jurisdiction by tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets.

Subsequent to acquiring Huntsman Advanced Materials in June 2003 and through December 2005, substantially all non-U.S. operations of Huntsman Advanced Materials were treated as our branches for U.S. income tax purposes and were, therefore, subject to both U.S. and non-U.S. income tax. Effective January 1, 2006, Huntsman Advanced Materials foreign operations are no longer being treated as our branches and are not subject to U.S. taxation on their earnings until those earnings are repatriated to the U.S., similar to our other non-U.S. entities.

For non-U.S. entities that are not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

We adopted FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax laws, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

DERIVATIVES AND HEDGING ACTIVITIES

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. We perform effectiveness assessments in order to use hedge accounting at each reporting period. For a derivative

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

Environmental Expenditures

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred are expensed or capitalized as appropriate. See "Note 22. Environmental, Health and Safety Matters."

Asset Retirement Obligations

We accrue for asset retirement obligations, which consist primarily of landfill closure costs and asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See "Note 12. Asset Retirement Obligations."

Pensions and Postretirement Benefits

In 2005, we changed the measurement date of our pension and postretirement benefit obligations from December 31 to November 30. We believe the one-month change of the measurement date improves internal control procedures by allowing more time to review the completeness and accuracy of the actuarial benefit information. The effect of the change in measurement date on the respective obligations and assets of the plan resulted in a cumulative effect of a change in accounting principle credit, net of tax of $1.9 million, of $4.0 million ($0.02 decrease in loss per share). See "Note 18. Employee Benefit Plans."

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

The accounts of our operating subsidiaries outside of the U.S., except for those operating in highly inflationary economic environments and certain finance subsidiaries, consider local currency to be the functional currency. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to stockholders' equity as a component of accumulated other comprehensive income (loss).

Subsidiaries that operate in economic environments that are highly inflationary consider the U.S. dollar to be the functional currency and include gains and losses from remeasurement to the U.S. dollar from the local currency in the statement of operations. The accounts of certain finance subsidiaries outside of the U.S. also consider the U.S. dollar to be the functional currency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction gains and losses are recorded in the statement of operations and were net losses of $13.9 million, $0.5 million, and $29.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock-Based Compensation

We adopted SFAS No. 123R, *Share-Based Payment,* on January 1, 2005. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which the employee is required to provide services in exchange for the award. See "Note 25. Stock-Based Compensation Plan." We did not have share-based awards prior to the awards issued in connection with our initial public offering in 2005.

Net Income (Loss) Per Share

Basic income (loss) per share excludes dilution and is computed by dividing net (loss) income available to common stockholders by the weighted average number of shares outstanding during the period. Diluted income (loss) per share reflects potential dilution and is computed by dividing net (loss) income available to common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

In connection with our Reorganization Transaction and initial public offering of common stock on February 16, 2005, we issued 203,604,545 shares of common stock. On March 14, 2005, we issued 16,846,939 shares of common stock in exchange for the HMP Warrants. Also on February 16, 2005, we issued 5,750,000 shares of 5% mandatory convertible preferred stock. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of common stock. All share and per share data reflected in these consolidated financial statements have been retroactively restated to give effect to the shares issued in connection with the Reorganization Transaction and our initial public offering of common stock on February 16, 2005 and the shares issued in connection with the exchange of the HMP Warrants on March 14, 2005, as if such shares had been issued at the beginning of the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic and diluted income (loss) per share is calculated as follows (in millions, except share amounts):

	Year Ended December 31,		
	2007	2006	2005
Numerator:			
Basic and diluted income (loss) from continuing operations available to common stockholders (numerator):			
Income (loss) from continuing operations	$ 51.5	$ 306.8	$ (130.5)
Preferred stock dividends	—	—	(43.1)
Income (loss) from continuing operations available to common stockholders	$ 51.5	$ 306.8	$ (173.6)
Basic and diluted net income (loss) available to common stockholders (numerator):			
Net (loss) income	$ (172.1)	$ 229.8	$ (34.6)
Preferred stock dividends	—	—	(43.1)
Net (loss) income available to common stockholders	$ (172.1)	$ 229.8	$ (77.7)
Shares (denominator):			
Weighted average shares outstanding	220,948,495	220,618,478	220,451,484
Dilutive securities:			
Stock-based awards	297,221	23,970	—
Preferred stock conversion	11,546,575	12,499,925	—
Total dilutive shares outstanding assuming conversion	232,792,291	233,142,373	220,451,484

Additional stock-based awards of 5,735,503, 4,320,784 and 2,773,093 weighted average equivalent shares of stock were outstanding during the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the preferred stock would have converted into 12,499,925 shares of common stock for the year ended December 31, 2005. However, these stock-based awards and preferred stock conversion were not included in the computation of diluted earnings per share because the effect would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

We adopted Emerging Issues Task Force ("EITF") Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43,* on January 1, 2007. This pronouncement concludes that an employee's right to a compensated absence under a sabbatical or other similar benefit arrangement accumulates; therefore, such benefits should be accrued over the required service period. The adoption of this pronouncement did not have a significant impact on our consolidated financial statements.

We adopted FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

measurement of a tax position taken or expected to be taken in a tax return. We recorded a credit of $0.2 million to accumulated deficit as of January 1, 2007 for the cumulative effect of a change in accounting principle. See "Note 19. Income Taxes."

We adopted EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is Gross versus Net Presentation)*, on January 1, 2007. This pronouncement concludes that the presentation of taxes within its scope is an accounting policy decision that should be disclosed. If the taxes are reported on a gross basis, companies are required to disclose the amounts of those taxes if such amounts are deemed significant. We present taxes within the scope of this Issue on a net basis.

We adopted SFAS No. 157, *Fair Value Measurements*, on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1 and No. FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, and removes certain leasing transactions from the scope of SFAS No. 157. SFAS No. 157 is not expected to have a significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. Effective for December 31, 2008, SFAS No. 158 will require us to measure the funded status of our plans as of December 31. We currently use a November 30 measurement date for our plans.

We adopted FSP No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*, on January 1, 2007. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. The adoption of this FSP did not have a material impact on our consolidated financial statements.

We adopted FSP EITF 00-19-2, *Accounting for Registration Payment Arrangements*, on January 1, 2007. This FSP requires that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, *Accounting for Contingencies*. In November 2006 and March 2007, we completed offerings of subordinated notes which contained registration payment arrangements. See "Note 14. Debt." We have evaluated the impact of this FSP as it relates to our notes offerings, and the adoption of this FSP did not have a significant impact on our consolidated financial statements.

We adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, on January 1, 2008. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value, with changes in fair value reflected in earnings. We have not elected the fair value option for any existing or any new instruments that were not previously accounted for at fair value.

In May 2007, the FASB issued FSP FIN 48-1, Definition of "*Settlement*" in FASB Interpretation No. 48, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Our initial adoption of FIN 48 was consistent with the provisions of this FSP; therefore, this pronouncement did not have an impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2007, the FASB issued EITF Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF Issue No. 06-11 requires companies to recognize a realized tax benefit from dividends charged to retained earnings on affected securities as a credit to additional paid-in capital which should be included in the pool of excess tax benefits available to absorb tax deficiencies from share-based payment awards. EITF Issue No. 06-11 will be applied prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of this pronouncement will have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, which replaced SFAS No. 141, *Business Combinations*. In December 2007, the FASB also issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*. These statements significantly change the accounting for business combinations and noncontrolling interests. Among other things, and compared to the predecessor guidance, these statements will require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be remeasured to fair value each subsequent reporting period, an acquirer in preacquisition periods to expense all acquisition-related costs, and noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. These statements are to be applied prospectively for fiscal years beginning after December 15, 2008, except for the presentation and disclosure requirements of SFAS No. 160 which are retrospective for all periods. We are evaluating SFAS No. 141 (R) and SFAS No. 160 to determine the impact of these statements on our consolidated financial statements.

3. DISCONTINUED OPERATIONS

North American Polymers Business

On February 15, 2007, we entered into an Asset Purchase Agreement (the "Original Agreement") pursuant to which Flint Hills Resources, a wholly owned subsidiary of Koch, agreed to acquire our North American base chemicals and polymers business assets for approximately $456 million in cash, plus the value of inventory on the date of closing. We retained other elements of working capital, including accounts receivable, accounts payable and certain accrued liabilities, which are being liquidated for cash in the ordinary course of business. On June 22, 2007, we entered into an Amended and Restated Asset Purchase Agreement (the "Amended and Restated Agreement") with Flint Hills Resources that amended certain terms of the Original Agreement to, among other things, provide for the closing of the sale of our North American polymers business assets on August 1, 2007 for $150.0 million plus the value of associated inventory (the "North American Polymers Disposition"). We received total consideration for the North American Polymers Disposition of $353.9 million. The net proceeds from the North American Polymers Disposition were used to repay borrowings under the Revolving Facility and reduce amounts under the A/R Securitization Program.

The North American Polymers Disposition included our polymers manufacturing assets located at four U.S. sites: Odessa and Longview, Texas; Peru, Illinois; and Marysville, Michigan. Pursuant to the Amended and Restated Agreement, we also shut down our Mansonville, Quebec expandable polystyrene manufacturing facility in June 2007.

3. DISCONTINUED OPERATIONS (Continued)

The following results of our former North American polymers business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Revenues	$ 881.4	$ 1,418.5	$ 1,349.0
Costs and expenses	(873.4)	(1,341.7)	(1,232.1)
Loss on disposal	(232.9)	—	—
Operating (loss) income	(224.9)	76.8	116.9
Income tax benefit (expense)	77.3	(1.1)	(44.3)
(Loss) income from discontinued operations, net of tax	$(147.6)	$ 75.7	$ 72.6

During the second quarter of 2007, we recorded an impairment loss on the pending disposal of $240.0 million resulting from the write-down of the North American polymers business to the purchase price less cost to sell. In connection with the North American Polymers Disposition, we recognized a pretax gain on disposal of $7.1 million during the six months ended December 31, 2007, resulting primarily from a pension curtailment gain of $14.0 million.

In connection with the U.S. Petrochemicals Disposition, we agreed to indemnify Flint Hills Resources with respect to any losses resulting from (i) the breach of representations and warranties contained in the Amended and Restated Agreement, (ii) any pre-sale liabilities related to certain assets not assumed by Flint Hills Resources, and (iii) any unknown environmental liability related to the pre-sale operations of the assets sold. We are not required to pay under these indemnification obligations until claims against us, on a cumulative basis, exceed $10 million. Upon exceeding this $10 million threshold, we generally are obligated to provide indemnification for any losses up to a limit of $150 million. We believe that there is a remote likelihood that we will be required to pay any significant amounts under the indemnity provision.

The EBITDA of the North American polymers business was reported in our Polymers segment.

U.S. BASE CHEMICALS BUSINESS

The Amended and Restated Agreement also provided for the separate closing of our U.S. base chemicals business for the remaining $306.0 million plus the value of associated inventory, following the re-start of our Port Arthur, Texas olefins manufacturing facility, which was completed during the fourth quarter of 2007 (the "U.S. Base Chemicals Disposition"). On November 5, 2007, we completed the U.S. Base Chemicals Disposition for total consideration of $415.3 million, which is subject to post-closing adjustments. The net proceeds from the U.S. Base Chemicals Disposition were used to repay borrowings under the Revolving Facility, repay other debt and reduce amounts under the A/R Securitization Program.

The U.S. Base Chemicals Disposition included our former olefins manufacturing assets located at Port Arthur, Texas. The captive ethylene unit at our retained Port Neches, Texas site of our Performance Products segment operations was not included in the sale. This asset, along with a

3. DISCONTINUED OPERATIONS (Continued)

long-term post-closing arrangement for the supply of ethylene and propylene from FHR to us, will continue to provide feedstock for our downstream derivative units.

The following results of our former U.S base chemicals business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Revenues	$ 181.2	$ 474.2	$ 881.9
Costs and expenses	(205.8)	(462.9)	(838.0)
Loss on disposal	(145.5)	—	—
Operating (loss) income	(170.1)	11.3	43.9
Income tax benefit (expense)	61.8	(0.2)	(16.6)
(Loss) income from discontinued operations, net of tax	$(108.3)	$ 11.1	$ 27.3

In connection with the U.S. Base Chemicals Disposition, we recognized a pretax loss on disposal of $145.5 million in 2007. Included in this loss was a pension curtailment gain of $3.8 million. The final sales price is subject to post-closing adjustments, including post-closing adjustments for working capital and for our obligation to complete certain expenditures related to the rebuild of our former Port Arthur, Texas facility. We have accrued a liability relating to the working capital adjustment of $8.0 million and settled this obligation in February 2008. As of December 31, 2007, we estimate that our remaining payment related to certain expenditures for the rebuild of our former Port Arthur, Texas facility which have been substantially completed but not yet invoiced was approximately $40 million, for which we have accrued a liability. We expect to settle this obligation during the first half of 2008. Finalization of these estimates will result in an adjustment to the loss on disposal during 2008.

The EBITDA of the U.S. base chemicals business is reported in our Base Chemicals segment.

EUROPEAN BASE CHEMICALS AND POLYMERS BUSINESS

On December 29, 2006, we completed the U.K. Petrochemicals Disposition. This transaction involved the sale of the outstanding equity interests of Huntsman Petrochemicals (UK) Limited for an aggregate purchase price of $685.0 million in cash plus the assumption by the purchaser of approximately $126 million in unfunded pension liabilities. The final sales price was subject to adjustments relating to working capital, investment in the LDPE plant in Wilton, U.K. and unfunded pension liabilities. The transaction did not include our Teesside, U.K.-based Pigments operations or the Wilton, U.K.-based aniline and nitrobenzene operations of our Polyurethanes segment.

In connection with the U.K. Petrochemicals Disposition, we agreed to make payments to SABIC of up to £18 million (approximately $36 million) related to the transfer of pension plan assets and liabilities and we accrued this liability in 2006 in connection with the sale transaction. During the second quarter of 2007, the valuation of the related pension assets and liabilities was refined and, on October 17, 2007, we made payments to SABIC of approximately £0.2 million (approximately $0.5 million) and recorded a reduction to the loss on disposal. Also during the fourth quarter of 2007, we recorded a non-cash pension settlement gain of $4.9 million. The final sales price of the U.K.

3. DISCONTINUED OPERATIONS (Continued)

Petrochemicals Disposition was also subject to adjustments relating to working capital and investment in the LDPE plant in Wilton U.K. During 2007, we finalized these and other adjustments. As a result, we recorded a pretax credit related to the U.K. Petrochemicals Disposition of $39.4 million.

The following results of our European base chemicals and polymers business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Revenues	$ —	$ 2,524.6	$ 2,284.7
Costs and expenses	—	(2,406.6)	(2,187.5)
Gain (loss) on disposal	39.4	(301.8)	—
Operating income (loss)	39.4	(183.8)	97.2
Income tax expense	—	(34.0)	(29.6)
Income (loss) from discontinued operations, net of tax	$39.4	$ (217.8)	$ 67.6

In connection with the sale, we agreed to indemnify the buyer with respect to any losses resulting from any environmental liability related to the pre-sale operations of the assets sold. These indemnities have various payment thresholds and time limits depending on the site and type of claim. Generally, we are not required to pay under these indemnification obligations until claims against us exceed £0.1 million (approximately $0.2 million) individually or £1.0 million (approximately $2.0 million), in the aggregate. We also agreed to indemnify the buyer with respect to certain tax liabilities. Our maximum exposure generally shall not exceed $600 million in the aggregate. We believe that there is a remote likelihood that we will be required to pay any significant amounts under the indemnity provision.

The EBITDA of our former European base chemicals business is reported in our Base Chemicals segment.

TDI BUSINESS

On July 6, 2005, we sold our TDI business. The sale involved the transfer of our TDI customer list and sales contracts. We discontinued the use of our remaining TDI assets. Our former TDI business has been accounted for as a discontinued operation under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and is reported in our Polyurethanes segment. Accordingly, the

3. DISCONTINUED OPERATIONS (Continued)

following results of TDI have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Revenues	$ —	$ —	$ 24.4
Costs and expenses	(1.0)	(1.9)	(31.9)
Loss on disposal	—	—	(36.4)
Operating loss	(1.0)	(1.9)	(43.9)
Income tax benefit	0.4	—	—
Loss from discontinued operations, net of tax	$(0.6)	$(1.9)	$(43.9)

4. BUSINESS DISPOSITIONS AND COMBINATIONS

Sale of U.S. Butadiene and MTBE Business

On June 27, 2006, we sold the assets comprising our U.S. butadiene and MTBE business operated by our Base Chemicals segment and recognized a gain on disposal of $90.3 million. The total sales price was $274.0 million, of which $204.0 million was paid to us during 2006. The additional $70.0 million was paid to us on November 9, 2007 after the successful restart of our Port Arthur, Texas olefins unit that was damaged in a fire (see "Note 23. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire") and the related resumption of crude butadiene supply. We recognized an additional pre-tax gain on the sale of approximately $69 million during 2007, which is included in other operating (income) expense in the accompanying consolidated statement of operations.

The results of operations of this business were not classified as a discontinued operation because of the expected continuing cash flows from the MTBE business we continue to operate in our Polyurethanes segment. The results of our former U.S. butadiene and MTBE business are reported in Corporate and other.

In connection with the sale, we indemnified the buyer with respect to any losses resulting from (i) the breach of representations and warranties contained in the asset purchase agreement, (ii) pre-sale liabilities related to the pre-sale operations of the assets sold not assumed by the buyer, and (iii) environmental liability related to the pre-sale operations of the assets sold. We are not required to pay under these indemnification obligations until claims against us exceed $5 million. Upon exceeding this $5 million threshold, we generally are obligated to provide indemnification for any losses in excess of $5 million, up to a limit of $137.5 million. We believe that there is a remote likelihood that we will be required to pay any significant amounts under the indemnity provision.

Textile Effects Acquisition

On June 30, 2006, we acquired Ciba's textile effects business for $172.1 million (CHF 215 million) in cash (the "Textile Effects Acquisition"). This purchase price was subject to finalization of post-closing working capital adjustments, which resulted in a reduction to the purchase price of $26.9 million. The operating results of the textile effects business have been consolidated with our

4. BUSINESS DISPOSITIONS AND COMBINATIONS (Continued)

operating results beginning on July 1, 2006 and are reported with our advanced materials operations as part of our Materials and Effects segment.

We have accounted for the Textile Effects Acquisition using the purchase method in accordance with SFAS No. 141, *Business Combinations.* As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed, and we determined the excess of fair value of net assets acquired over cost. Because the fair value of the acquired assets and liabilities assumed exceeded the acquisition price, the valuation of the long-lived assets acquired was reduced to zero in accordance with SFAS No. 141. Accordingly, no basis was assigned to property, plant and equipment or any other non-current non-financial assets and the remaining excess was recorded as an extraordinary gain, net of taxes (which were not applicable because the gain was recorded in purchase accounting). The final allocation of the purchase price to the assets and liabilities acquired is summarized as follows (dollars in millions):

Acquisition cost:	
Acquisition payment, exclusive of post-closing working capital adjustment	$ 172.1
Post-closing working capital adjustment	(26.9)
Direct costs of acquisition	13.0
Total acquisition costs	158.2
Fair value of assets acquired and liabilities assumed:	
Cash	7.7
Accounts receivable	255.1
Inventories	233.4
Prepaid expenses and other current assets	13.1
Noncurrent assets	2.2
Deferred taxes	2.1
Accounts payable	(94.1)
Accrued liabilities	(35.1)
Short-term debt	(5.0)
Noncurrent liabilities	(171.8)
Total fair value of net assets acquired	207.6
Extraordinary gain on the acquisition of a business—excess of fair value of net assets acquired over cost	$ 49.4

During 2006, we recorded an extraordinary gain on the acquisition of $55.9 million based on the preliminary purchase price allocation. During the six months ended June 30, 2007, we adjusted the preliminary purchase price allocation for, among other things, the finalization of restructuring plans, estimates of asset retirement obligations, the determination of related deferred taxes and finalization of the post-closing working capital adjustments, resulting in a reduction to the extraordinary gain of $6.5 million.

We plan to exit certain activities of the textile effects business and expect to involuntarily terminate the employment of, or relocate, certain textile effects employees. We estimate that we will eliminate 700 positions and will create approximately 250 new positions, globally. These plans include the exit of various manufacturing, sales and administrative activities throughout the business through 2009. This

4. BUSINESS DISPOSITIONS AND COMBINATIONS (Continued)

purchase price allocation includes recorded liabilities for workforce reductions and other business exit costs of $93.7 million.

DUPONT FLOROCHEMICAL ACQUISITION

On July 23, 2007, we acquired DuPont's global fluorochemical business for the nonwovens industry for $8.4 million in cash. The transaction with DuPont included all existing contracts and business records. All manufacturing assets, cash, accounts receivable, inventory, employees, offices, laboratories and other assets were specifically excluded from the purchase. The entire value of this acquisition was assigned to intangible assets with useful lives of 15 years.

PENDING METROCHEM ACQUISITION

On June 29, 2007, we signed an agreement to acquire the Baroda division of Metrochem Industries Ltd and we expect to complete our acquisition of Baroda during the second quarter of 2008. We estimate the purchase price, including certain working capital and capital expenditures incurred pre-closing, will be approximately $51 million U.S. dollar equivalents, of which approximately $9 million U.S. Dollar equivalents (€6.24 million) represents deferred purchase price that will be paid 18 months following the acquisition date. This purchase price excludes from working capital the receivables existing on the closing date due to Baroda from our affiliates, which will be settled in the ordinary course. Baroda is a manufacturer of textile dyes and intermediates.

HUNTSMAN ADVANCED MATERIALS ACQUISITION

On June 30, 2003, we acquired 88.2% of the equity of Huntsman Advanced Materials for total consideration of $521.8 million and began reporting Huntsman Advanced Materials as a consolidated subsidiary. On March 19, 2004, we acquired an additional 2.1% equity in Huntsman Advanced Materials for $7.2 million. On December 20, 2005, we acquired the remaining 9.7% ownership interest in Huntsman Advanced Materials for $124.8 million. Subsequent to December 20, 2005, we own 100% of Huntsman Advanced Materials. We have accounted for this step acquisition using the purchase method. The allocation of the December 20, 2005 purchase price to the assets and liabilities of Huntsman Advanced Materials is summarized as follows (dollars in millions):

Cash	$ 2.3
Property, plant and equipment	10.9
Goodwill	88.0
Intangible assets	3.2
Deferred taxes	(0.3)
Noncurrent liabilities	(0.6)
Accumulated other comprehensive loss	(2.3)
Total fair value of net assets acquired	101.2
Reversal of minority interest	23.6
Cash paid for acquisition	$124.8

4. BUSINESS DISPOSITIONS AND COMBINATIONS (Continued)

The acquired intangible assets represent trademarks and patents which have a weighted-average useful life of approximately 15 - 30 years. The goodwill, none of which is deductible for tax purposes, was assigned to the Materials and Effects segment.

5. INVENTORIES

Inventories consisted of the following (dollars in millions):

	December 31, 2007	December 31, 2006
Raw materials and supplies	$ 260.8	$ 320.1
Work in progress	94.1	109.8
Finished goods	1,165.2	1,204.3
Total	1,520.1	1,634.2
LIFO reserves	(68.2)	(114.1)
Net	$1,451.9	$1,520.1

As of December 31, 2007 and 2006, approximately 9% and 18%, respectively, of inventories were recorded using the last in first-out cost method.

For the years ended December 31, 2007, 2006, and 2005, inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory layers carried at costs that were lower than the cost of current purchases, the effect of which (reduced) increased cost of sales by approximately ($10.4) million, ($0.1) million and $0.8 million, respectively, of which ($9.2) million, ($0.9) and $2.4 million related to discontinued operations, respectively.

In the normal course of operations, we at times exchange raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net open exchange positions are valued at our cost. The amount included in inventory under open exchange agreements payable by us at December 31, 2007 was $26.6 million (53.5 million pounds of feedstock and products). The amount included in inventory under open exchange agreements receivable by us at December 31, 2006 was $12.9 million (43.0 million pounds of feedstock and products).

6. PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment were as follows (dollars in millions):

	December 31, 2007	December 31, 2006
Land	$ 120.8	$ 120.0
Buildings	523.9	572.1
Plant and equipment	4,925.5	5,657.2
Construction in progress	529.2	316.1
Total	6,099.4	6,665.4
Less accumulated depreciation	(2,336.8)	(2,606.0)
Net	$ 3,762.6	$ 4,059.4

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $376.8 million, $430.3 million and $464.5 million, respectively, of which $31.9 million, $101.9 million and $120.6 million related to discontinued operations, respectively.

Property, plant and equipment includes gross assets acquired under capital leases of $15.5 million and $20.3 million at December 31, 2007 and 2006, respectively; related amounts included in accumulated depreciation were $9.4 million and $10.0 million at December 31, 2007 and 2006, respectively.

7. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Our ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31, 2007	December 31, 2006
Equity Method:		
Polystyrene Australia Pty Ltd. (50%)(1)	$ —	$ 3.3
Arabian Polyol Ltd (40)%(2)	—	3.9
Sasol-Huntsman GmbH and Co. KG (50%)	39.2	28.9
Louisiana Pigment Company, L.P. (50%)	119.8	115.0
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(3)	51.7	46.1
International Polyurethanes Investments (45%)	13.6	—
Others	1.0	1.3
Total equity method investments	225.3	198.5
Cost Method:		
Gulf Advanced Chemicals Industry Corporation (4.35%)	2.5	2.5
Total investments	$227.8	$201.0

(1) We have ceased to operate our joint venture, Polystyrene Australia Pty Ltd.

7. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

(2) In the second quarter of 2007, we acquired an additional 11% of Arabian Polyol Ltd. to give us a controlling ownership and began consolidating their results of operations.

(3) We own 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in SLIC, thus giving us an indirect 35% interest in SLIC.

Summarized applicable financial information of our unconsolidated affiliate Sasol-Huntsman GmbH and Co. KG. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 is presented below (dollars in millions):

	2007	2006	2005
Current assets	$ 64.5	$26.9	
Noncurrent assets	42.8	46.6	
Current liabilities	10.8	3.6	
Noncurrent liabilities	2.9	8.5	
Revenues	107.9	91.3	$58.9
Gross profit	30.1	22.8	12.1
Net income	12.9	7.3	15.9

Summarized applicable financial information of our unconsolidated affiliate Huntsman Shanghai Isocyanate Investment BV as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006 is presented below (dollars in millions):

	2007	2006
Current assets	$103.1	$ 63.0
Noncurrent assets	349.0	365.1
Current liabilities	47.8	36.1
Noncurrent liabilities	265.6	270.5
Revenues	265.9	69.0
Gross profit	20.5	18.6
Net income	8.2	2.1

Summarized applicable financial information of our unconsolidated affiliates, Louisiana Pigment Company, Polystyrene Australia Pty Ltd. and International Polyurethanes Investments as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005 is presented below (dollars in millions):

	2007	2006	2005
Assets	$280.8	$274.2	
Liabilities	37.8	37.6	
Revenues	272.6	334.1	$299.8
Net income	1.5	—	0.4

8. INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of intangible assets were as follows (dollars in millions):

	December 31, 2007			December 31, 2006		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$351.4	$226.4	$125.0	$354.5	$204.1	$150.4
Licenses and other agreements	31.7	9.6	22.1	39.4	13.3	26.1
Non-compete agreements	19.5	19.5	—	19.5	19.1	0.4
Other intangibles	32.2	6.1	26.1	14.4	3.7	10.7
Total	$434.8	$261.6	$173.2	$427.8	$240.2	$187.6

During 2007 and 2006 we reversed certain valuation allowances on deferred tax assets related to prior acquisitions and recorded a corresponding reduction to intangible assets of $2.1 million and $1.1 million, respectively.

Amortization expense was $27.2 million, $28.2 million and $27.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, of which $0.6 million, $1.2 million and $1.7 million related to discontinued operations, respectively.

Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31:	
2008	$25.2
2009	25.1
2010	25.0
2011	24.6
2012	19.4

9. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following (dollars in millions):

	December 31,	
	2007	2006
Pension assets	$173.3	$ 69.4
Debt issuance costs	31.6	34.6
Capitalized turnaround costs	45.3	48.8
Spare parts inventory	70.1	89.9
Catalyst assets	17.5	14.7
Deposits	16.3	17.7
Investment in government securities (restricted as to use)	—	3.5
Other noncurrent assets	102.3	101.1
Total	$456.4	$379.7

9. OTHER NONCURRENT ASSETS (Continued)

Amortization expense of catalyst assets for the years ended December 31, 2007, 2006 and 2005 was $8.9 million, $7.2 million and $8.7 million, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (dollars in millions):

	December 31,	
	2007	2006
Payroll, severance and related costs	$141.7	$120.1
Interest	42.1	50.8
Volume and rebate accruals	89.1	97.0
Income taxes	23.0	74.2
Taxes other than income taxes	78.6	80.4
Restructuring and plant closing costs	75.6	47.0
Environmental accruals	4.6	6.1
Deferred gain on insurance recovery	137.1	93.6
Pension liabilities	10.9	9.8
Other postretirement benefits	13.3	12.4
Deferred reimbursement of Merger-related costs	100.0	—
Self-insured casualty loss reserves	19.2	19.2
Other miscellaneous accruals	150.0	247.0
Total	$885.2	$857.6

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

As of December 31, 2007, 2006 and 2005, accrued restructuring, impairment and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Non-cancelable lease costs	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2005	122.0	8.4	5.1	17.6	153.1
2005 charges for 2003 initiatives	11.8	—	2.5	0.1	14.4
2005 charges for 2004 initiatives	20.1	0.5	0.6	10.5	31.7
2005 charges for 2005 initiatives	9.8	—	—	0.2	10.0
Reversals of reserves no longer required	(6.1)	(0.1)	(0.8)	(1.2)	(8.2)
Partial reversal of Advanced Materials opening balance sheet liabilities	(3.7)	(0.8)	—	(0.8)	(5.3)
2005 payments for 2001 initiatives	(0.4)	—	—	—	(0.4)
2005 payments for 2003 initiatives	(22.1)	(0.2)	(0.2)	(1.0)	(23.5)
2005 payments for 2004 initiatives	(58.6)	(1.7)	(0.4)	(8.9)	(69.6)
2005 payments for 2005 initiatives	(2.1)	—	—	(0.9)	(3.0)
Net activity of discontinued operations	(5.1)	—	—	—	(5.1)
Foreign currency effect on reserve balance	(11.4)	(0.3)	(0.3)	(3.8)	(15.8)
Accrued liabilities as of December 31, 2005	54.2	5.8	6.5	11.8	78.3
Textile Effects opening balance sheet liabilities at June 30, 2006	65.4	1.5	3.4	4.8	75.1
2006 charges for 2003 initiatives	3.0	—	—	0.1	3.1
2006 charges for 2004 initiatives	4.1	0.2	—	0.2	4.5
2006 charges for 2005 initiatives	1.9	—	—	0.2	2.1
2006 charges for 2006 initiatives	2.1	—	—	—	2.1
Reversal of reserves no longer required and liability reclassifications	(8.2)	(2.3)	(0.6)	—	(11.1)
Partial reversal of Advanced Materials opening balance sheet liabilities	(2.9)	—	—	—	(2.9)
2006 payments for 2003 initiatives	(8.6)	—	(0.2)	(0.3)	(9.1)
2006 payments for 2004 initiatives	(17.2)	(2.8)	(0.7)	(0.4)	(21.1)
2006 payments for 2005 initiatives	(7.6)	—	—	(0.9)	(8.5)
2006 payments for 2006 initiatives	(1.4)	—	—	—	(1.4)
Net activity of discontinued operations	(11.9)	(2.4)	—	—	(14.3)
Foreign currency effect on reserve balance	3.5	0.3	0.3	1.2	5.3
Accrued liabilities as of December 31, 2006	76.4	0.3	8.7	16.7	102.1
Adjustment to Textile Effects opening balance sheet liabilities	7.6	13.9	(2.1)	(0.8)	18.6
2007 charges for 2003 initiatives	0.4	—	—	—	0.4
2007 charges for 2004 initiatives	3.8	—	1.0	0.2	5.0
2007 charges for 2005 initiatives	0.2	—	—	—	0.2
2007 charges for 2007 initiatives	1.0	—	—	25.2	26.2
Reversal of reserves no longer required	(3.3)	—	(1.2)	—	(4.5)
2007 payments for 2003 initiatives	(2.9)	—	(0.7)	(0.3)	(3.9)
2007 payments for 2004 initiatives	(5.3)	(0.8)	(0.7)	(0.1)	(6.9)
2007 payments for 2005 initiatives	(2.8)	—	—	—	(2.8)
2007 payments for 2006 initiatives	(17.3)	(1.2)	—	(1.7)	(20.2)
2007 payments for 2007 initiatives	(0.6)	—	—	(25.2)	(25.8)
Net activity of discontinued operations	(1.1)	—	—	—	(1.1)
Reimbursable workforce reduction cost	1.1	—	—	—	1.1
Foreign currency effect on reserve balance	7.6	—	0.1	(0.3)	7.4
Accrued liabilities as of December 31, 2007	$ 64.8	$12.2	$ 5.1	$ 13.7	$ 95.8

(1) Liabilities for workforce reductions recorded in connection with business combinations totaling $63.3 million as of December 31, 2007 were accrued in accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, and are expected to be paid through 2009. Other workforce reductions consist primarily of

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

restructuring programs involving ongoing termination benefit arrangements and restructuring programs involving special termination benefits. Accordingly, the related liabilities were accrued as a one-time charge to earnings in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits* and with SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, respectively. The remaining accrued liabilities related to these charges of $1.5 million represent workforce reductions to be paid by the end of 2011. The total workforce reduction reserves of $64.8 million relate to 600 positions that have not been terminated as of December 31, 2007.

(2) Accrued liabilities by initiatives were as follows (dollars in millions):

	December 31, 2007	December 31, 2006
2001 initiatives	$ 1.4	$ 1.4
2003 initiatives	11.2	15.8
2004 initiatives	9.5	12.2
2005 initiatives	—	1.4
2006 initiatives	70.4	76.2
2007 initiatives	0.8	—
Foreign currency effect on reserve balance	2.5	(4.9)
Total	$95.8	$102.1

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Polyurethanes	Materials and Effects	Performance Products	Pigments	Discontinued Operations	Corporate & Other(1)	Total
Accrued liabilities as of January 1, 2005	19.0	33.0	58.2	22.0	20.9	—	153.1
2005 charges for 2003 initiatives	4.1	0.2	—	10.1	—	—	14.4
2005 charges for 2004 initiatives	4.4	0.3	6.9	18.8	—	1.3	31.7
2005 charges for 2005 initiatives	—	0.4	4.0	2.6	—	3.0	10.0
Reversals of reserves no longer required	(2.1)	(2.9)	(0.4)	(2.8)	—	—	(8.2)
Partial reversal of Advanced Materials opening balance sheet liabilities	—	(5.3)	—	—	—	—	(5.3)
2005 payments for 2001 initiatives	(0.4)	—	—	—	—	—	(0.4)
2005 payments for 2003 initiatives	(4.5)	(8.1)	(0.8)	(10.1)	—	—	(23.5)
2005 payments for 2004 initiatives	(6.3)	(7.7)	(33.6)	(20.7)	—	(1.3)	(69.6)
2005 payments for 2005 initiatives	—	(0.6)	(0.1)	(0.9)	—	(1.4)	(3.0)
Net activity of discontinued operations	—	—	—	—	(5.1)	—	(5.1)
Foreign currency effect on reserve balance	(3.3)	(1.5)	(8.6)	(2.4)	—	—	(15.8)
Accrued liabilities as of December 31, 2005	10.9	7.8	25.6	16.6	15.8	1.6	78.3
Textile Effects opening balance sheet liabilities at June 30, 2006	—	75.1	—	—	—	—	75.1
2006 charges for 2003 initiatives	—	0.3	—	2.8	—	—	3.1
2006 charges for 2004 initiatives	0.2	0.2	0.8	3.3	—	—	4.5
2006 charges for 2005 initiatives	—	—	1.3	0.3	—	0.5	2.1
2006 charges for 2006 initiatives	—	2.1	—	—	—	—	2.1
Reversal of reserves no longer required and liability reclassifications	(0.9)	(0.7)	(6.9)	(2.6)	—	—	(11.1)
Partial reversal of Advanced Materials opening balance sheet liabilities	—	(2.9)	—	—	—	—	(2.9)
2006 payments for 2003 initiatives	(2.8)	(1.9)	—	(4.4)	—	—	(9.1)
2006 payments for 2004 initiatives	(1.2)	(0.5)	(11.0)	(8.4)	—	—	(21.1)
2006 payments for 2005 initiatives	(0.4)	(1.1)	(4.3)	(0.8)	—	(1.9)	(8.5)
2006 payments for 2006 initiatives	—	(1.4)	—	—	—	—	(1.4)
Net activity of discontinued operations	—	—	—	—	(14.3)	—	(14.3)
Foreign currency effect on reserve balance	0.8	1.5	1.9	1.1	—	—	5.3
Accrued liabilities as of December 31, 2006	6.6	78.5	7.4	7.9	1.5	0.2	102.1
Adjustment to Textile Effects opening balance sheet liabilities	—	18.6	—	—	—	—	18.6
2007 charges for 2003 initiatives	—	0.1	—	0.3	—	—	0.4
2007 charges for 2004 initiatives	—	—	0.3	4.7	—	—	5.0
2007 charges for 2005 initiatives	—	—	—	0.2	—	—	0.2
2007 charges for 2007 initiatives	—	26.2	—	—	—	—	26.2
Reversal of reserves no longer required	—	(1.7)	—	(2.8)	—	—	(4.5)
2007 payments for 2003 initiatives	(2.1)	(0.4)	—	(1.4)	—	—	(3.9)
2007 payments for 2004 initiatives	(0.3)	—	(4.0)	(2.6)	—	—	(6.9)
2007 payments for 2005 initiatives	(0.2)	(0.3)	(1.9)	(0.2)	—	(0.2)	(2.8)
2007 payments for 2006 initiatives	—	(20.2)	—	—	—	—	(20.2)
2007 payments for 2007 initiatives	—	(25.8)	—	—	—	—	(25.8)
Net activity of discontinued operations	—	—	—	—	(1.1)	—	(1.1)
Reimbursable workforce reduction cost	—	—	—	1.1	—	—	1.1
Foreign currency effect on reserve balance	0.5	6.3	0.2	0.4	—	—	7.4
Accrued liabilities as of December 31, 2007	$ 4.5	$ 81.3	$ 2.0	$ 7.6	$ 0.4	$ —	$ 95.8
Current portion of restructuring reserve	$ 2.1	$ 66.1	$ 1.4	$ 5.6	$ 0.4	$ —	$ 75.6
Long-term portion of restructuring reserve	2.4	15.2	0.6	2.0	—	—	20.2
Estimated additional future charges for current restructuring projects:							
Estimated additional charges within one year	$ —	$ —	$ —	$ 1.1	$ —	$ —	$ 1.1
Estimated additional charges beyond one year	—	—	—	—	—	—	—

(1) Effective in the fourth quarter of 2007, the results of our former U.S. butadiene and MTBE business were reported in Corporate and other. These results were previously reported in our Base Chemicals segment. All segment information has been reclassified to reflect this transfer.

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to cash and non-cash restructuring charges for the years ended December 31, 2007, 2006 and 2005 by initiative are provided below (dollars in millions):

Cash charges:	
2005 charges for 2003 initiatives	$ 14.4
2005 charges for 2004 initiatives	31.7
2005 charges for 2005 initiatives	10.0
Reversals of reserves no longer required	(8.2)
Non-cash charges	58.6
Total 2005 Restructuring, Impairment and Plant Closing Costs	**$106.5**
Cash charges:	
2006 charges for 2003 initiatives	$ 3.1
2006 charges for 2004 initiatives	4.5
2006 charges for 2005 initiatives	2.1
2006 charges for 2006 initiatives	2.1
Reversal of reserves no longer required	(5.2)
Non-cash charges	8.7
Total 2006 Restructuring, Impairment and Plant Closing Costs	**$ 15.3**
Cash charges:	
2007 charges for 2003 initiatives	$ 0.4
2007 charges for 2004 initiatives	5.0
2007 charges for 2005 initiatives	0.2
2007 charges for 2007 initiatives	26.2
Reversal of reserves no longer required	(4.5)
Non-cash charges	14.6
Total 2007 Restructuring, Impairment and Plant Closing Costs	**$ 41.9**

2007 Restructuring Activities

As of December 31, 2007, our Polyurethanes segment restructuring reserve consisted of $4.5 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2007, our Materials and Effects segment restructuring reserve consisted of $81.3 million primarily relating to opening balance sheet liabilities from the Textile Effects Acquisition. During 2007, our Materials and Effects segment recorded cash charges for 2007 initiatives of $20.3 million related to redundant service contracts and integration costs for information technology services and $4.1 million related to supply chain integration processes.

As of December 31, 2007, our Performance Products segment reserve consisted of $2.0 million related to various restructuring programs across our European surfactants business.

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

As of December 31, 2007, our Pigments segment reserve consisted of $7.6 million related to the reorganization of business support activities following the reduction of our TiO_2 production capacity announced in 2004 and workforce reductions in connection with our Huelva, Spain operations.

During 2007, we recorded a non-cash impairment charge of $13.7 million in Corporate and other related to capital expenditures and turnaround costs associated with our Australian styrenics business that was previously impaired. The long-lived assets of our Australian styrenics business were determined to be impaired in accordance with SFAS No. 144 and an impairment charge was recorded in 2005. Capital expenditures and turnaround costs in this business, which are necessary to maintain operations, are also considered to be impaired immediately after they are incurred. Management has evaluated the strategic and operational initiatives related to this business, and based upon the renegotiation of certain raw material supply agreements, has concluded that we will continue the operations of this business.

2006 Restructuring Activities

As of December 31, 2006, our Polyurethanes segment restructuring reserve consisted of $6.6 million related to restructuring initiatives at the Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2006, our Materials and Effects segment restructuring reserve consisted of $78.5 million related to opening balance sheet liabilities from the Textile Effects Acquisition, the restructuring programs implemented in association with the Huntsman Advanced Materials Transaction and the realignment and simplification of the commercial and technical organization. During 2006, we recorded $75.1 million of liabilities for workforce reduction, non-cancelable lease termination costs and demolition and decommissioning costs related to the Textile Effects Acquisition. In addition, our Materials and Effects segment reversed $2.9 million of reserves established in connection with the acquisition of our advanced materials business. This reserve reversal was recorded as a reduction to property, plant and equipment in accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*.

As of December 31, 2006, our Performance Products segment reserve consisted of $7.4 million related to various restructuring programs across our European surfactants business and the realignment of our Jefferson County, Texas operations. During 2006, $5.9 million was reclassified to pension liabilities.

As of December 31, 2006, our Pigments segment reserve consisted of $7.9 million related to the global workforce reductions announced in 2003, and the reduction of our TiO2 production capacity announced in 2004. The reversal of workforce reduction reserves recorded by our Pigments segment during 2006 relates primarily to the project announced in July 2005 that our Pigments and Base Chemicals segments would establish a single U.K. headquarters in Teesside, U.K., which was abandoned in connection with the sale of our European base chemicals and polymers business.

During 2006, we recorded a non-cash impairment charges in Corporate and other of $7.5 million related to capital expenditures and turnaround costs associated with our Australian styrenics business that was previously impaired. The long-lived assets in this business were determined to be impaired in accordance with SFAS No. 144 and an impairment charge was recorded in 2005. Capital expenditures and turnaround costs in this business, which are necessary to maintain operations, are also considered to be impaired immediately after they are incurred.

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

2005 Restructuring Activities

As of December 31, 2005, our Polyurethanes segment restructuring reserve consisted of \$10.9 million related to various restructuring programs, including the closure of our West Deptford, New Jersey site (as announced in 2004), restructuring initiatives at the Rozenburg, Netherlands site (as announced in 2003), workforce reductions throughout our Polyurethanes segment (as announced in 2003), and the closure of our Shepton Mallet, U.K. site (as announced in 2001).

As of December 31, 2005, our Materials and Effects segment restructuring reserve consisted of \$7.8 million related to the restructuring programs implemented in association with the Huntsman Advanced Materials Transaction, the realignment and simplification of the commercial and technical organization and the closure of our Kaohsiung, Taiwan production facility. During 2005, we assessed the remaining restructuring reserves established in association with the Huntsman Advanced Materials Transaction and other 2004 initiatives and concluded that \$5.3 million and \$2.9 million, respectively, were no longer necessary. Accordingly, we reversed these restructuring reserves during 2005. The Huntsman Advanced Materials Transaction reserve reversal was recorded as a reduction to property, plant and equipment in accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*. The reversal of the workforce reduction reserves for the other 2004 initiatives was recorded as a credit to earnings, and was primarily a result of the redeployment of employees whose positions were originally expected to be terminated in connection with the realignment of the commercial and technical organization.

As of December 31, 2005, our Performance Products segment reserve consisted of \$25.6 million related to various restructuring programs across our European surfactants business, including the closure of substantially all of our Whitehaven, U.K. surfactants facility, and the realignment of our Jefferson County, Texas operations.

As of December 31, 2005, our Pigments segment reserve consisted of \$16.6 million related to the global workforce reductions announced in 2003, the reduction of our TiO2 production capacity announced in 2004, and the announcement in July 2005 that our Pigments and Base Chemicals segments would establish a single U.K. headquarters in Teesside, U.K. The reversal of workforce reduction reserves recorded by our Pigments segment during 2005 was the result of revisions to original estimates based on newly available information and revisions to the scope and costs of two different ongoing restructuring projects following the combination of the two projects.

During the third quarter of 2005, we concluded that the long-lived assets of our Australian styrenics business were impaired as a result of disappointing performance and the lack of anticipated strengthening of the styrenics market. Accordingly, we recorded an impairment charge of \$48.2 million during 2005 in Corporate and other related to the Australian styrenics assets. The fair value of the Australian styrenics assets was determined based on estimated market prices.

12. ASSET RETIREMENT OBLIGATIONS

Upon initial adoption of SFAS No. 143, *Accounting for Asset Retirement Obligations*, we identified certain legal obligations with indeterminate settlement dates; therefore, the fair value of these obligations could not be reasonably estimated and we did not record a liability. On December 31, 2005, we adopted FIN 47, *Accounting for Conditional Asset Retirement Obligations*. FIN 47 clarifies the term *conditional asset retirement obligation* used in SFAS No. 143 and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Asset retirement obligations consist primarily of landfill capping, closure and post-closure costs and asbestos abatement costs. We are legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of our premises. In accordance with SFAS No. 143 and FIN 47, for each asset retirement obligation we recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

The following table describes changes to our asset retirement obligation liability (dollars in millions):

	2007	2006
Asset retirement obligation at beginning of year	$18.1	$ 46.6
Liabilities incurred	0.4	0.3
Accretion expense	1.4	1.4
Revisions in timing and estimated cash flows	0.3	(1.4)
Payments	(0.2)	(0.1)
Liabilities relieved(1)	(2.6)	(29.9)
Foreign currency effect on reserve balance	1.1	1.2
Asset retirement obligation at end of year	$18.5	$ 18.1

(1) Includes liabilities transferred to the buyer in connection with the U.S. Petrochemicals Disposition of $1.3 million in 2007, and liabilities transferred to the buyer in connection with the U.K. Petrochemical Disposition of $29.9 million in 2006.

The cumulative effect of adopting FIN 47 resulted in an after-tax charge to earnings of $31.7 million (net of income taxes of $4.8 million), or $0.14 diluted loss per share for the year ended December 31, 2005. The pro forma effects of the application of FIN 47 as if the statement had been adopted on January 1, 2005 (instead of on December 31, 2005) are presented below (pro forma amounts assuming the accounting change is applied retroactively, net of tax) (dollars in millions):

	Year Ended December 31, 2005 (pro forma)
Loss from continuing operations, as reported	$(130.5)
Pro forma adjustments:	
Depreciation expense	(0.1)
Accretion expense	(0.8)
Loss from continuing operations	$(131.4)
Basic loss from continuing operations, per share	$ (0.79)
Diluted loss from continuing operations, per share	$ (0.79)

13. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of the following (dollars in millions):

	December 31, 2007	December 31, 2006
Pension liabilities	$286.8	$536.7
Other postretirement benefits	133.9	162.2
Environmental accruals	2.6	7.6
Restructuring and plant closing costs	20.2	55.1
Asset retirement obligation	17.6	17.9
Other noncurrent liabilities	216.7	173.0
Total	$677.8	$952.5

14. DEBT

Outstanding debt consisted of the following (dollars in millions):

	December 31, 2007	December 31, 2006
Senior Credit Facilities:		
Revolving Facility	$ —	$ —
Term Loans	1,540.0	1,711.2
Secured Notes	294.4	294.0
Senior Notes	198.0	198.0
Subordinated Notes	1,310.5	1,228.3
Australian Credit Facilities	50.0	61.4
HPS (China) debt	106.8	90.3
Other	69.1	62.1
Total debt	$3,568.8	$3,645.3
Current portion	$ 68.5	$ 187.9
Long-term portion	3,500.3	3,457.4
Total debt	$3,568.8	$3,645.3

SUBSIDIARY DEBT

With the exception of our guarantees of certain debt of HPS and SLIC, our Chinese MDI joint ventures, and certain indebtedness incurred from time to time to finance certain insurance premiums, we have no direct debt or guarantee obligations. Substantially all of our debt has been incurred by our subsidiaries (primarily Huntsman International); such debt is non-recourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

As of December 31, 2007, our Senior Credit Facilities consisted of our (i) $650 million Revolving Facility and (ii) $1,540.0 million Dollar Term Loan. As of December 31, 2007, there were no

14. DEBT (Continued)

borrowings outstanding under the Revolving Facility, and we had $36.2 million in U.S. dollar equivalents of letters of credit and bank guarantees issued and outstanding under the Revolving Facility. The Revolving Facility matures in 2010 and the Dollar Term Loan matures in 2014; provided, however, that the maturities of the Revolving Facility and the Dollar Term Loan will accelerate if we do not repay all but $100 million of our outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

At the present time, borrowings under the Revolving Facility and the Dollar Term Loan bear interest at LIBOR plus 1.75%. However, the applicable interest rate of the Dollar Term Loan is subject to a reduction to LIBOR plus 1.50% upon achieving certain secured leverage ratio thresholds. The agreements governing our Senior Credit Facilities contain one financial covenant, which is applicable only to the Revolving Facility, and this covenant is only in effect when loans or letters of credit are outstanding under the Revolving Facility. In addition the applicable agreements provide for customary restrictions and limitations on our ability to incur liens, incur additional debt, merge or sell assets, make certain restricted payments, prepay other indebtedness, make investments or engage in transactions with affiliates, and also contain other customary default provisions.

As of December 31, 2007, the weighted average interest rate on the Senior Credit Facilities was approximately 6.6%. Our obligations under the Senior Credit Facilities are guaranteed by our guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien (generally shared with the holders of the 2010 Secured Notes) on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between various of our subsidiaries.

On November 14, 2007, in connection with the U.S. Base Chemicals Disposition, we used a portion of the proceeds to make a repayment of $100 million on the Dollar Term Loan. Substantially all of the remaining proceeds were used to repay borrowings under the Revolving Facility and reduce amounts under the A/R Securitization Program.

On April 19, 2007, we entered into an amendment to our Senior Credit Facilities. Pursuant to this amendment, the maturity of the Dollar Term Loan was extended to April 2014 and the loan amount was increased to $1,640.0 million. We used the increased amount to repay, in full, our previously outstanding Euro Term Loan.

On January 16, 2007, we made a voluntary repayment of $75.0 million U.S. dollar equivalents on our term loan B facility ($70.8 million on the Dollar Term Loan and €3.25 million on the Euro Term Loan) with available liquidity.

On June 30, 2006, we entered into an amendment to our Senior Credit Facilities to provide for an additional $100 million of borrowings under the Dollar Term Loan. We borrowed the additional amounts in July 2006 and used the proceeds to redeem all of our $100 million outstanding senior floating rate notes due 2011 at a call price of 104.0% of the aggregate principal amount thereof. The June 30, 2006 amendment also modified certain other provisions in our Senior Credit Facilities, including certain financial covenants. During 2006, we made several voluntary repayments under our Senior Credit Facilities from available liquidity, including payments of $50 million in April 2006 and $50 million in August 2006.

14. DEBT (Continued)

Secured Notes

As of December 31, 2007, Huntsman International had outstanding $296.0 million aggregate principal amount ($294.4 million book value and $455.4 million original aggregate principal amount) under its 11.625% senior secured notes due 2010. The 2010 Secured Notes are redeemable after October 15, 2007 at 105.813% of the principal amount plus accrued interest, declining ratably to par on and after October 15, 2009. Interest on the 2010 Secured Notes is payable semiannually in April and October of each year. The 2010 Secured Notes are secured by a first priority lien on all collateral securing the Senior Credit Facilities as described above (other than capital stock of Huntsman International's first-tier foreign subsidiaries), shared equally with the lenders on the Senior Credit Facilities, subject to certain intercreditor arrangements. The 2010 Secured Notes contain covenants relating to the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions and are guaranteed by the Guarantors. The indentures governing the 2010 Secured Notes also contain provisions requiring us to offer to repurchase the notes upon a change of control.

Senior Notes

As of December 31, 2007, Huntsman International had outstanding $198.0 million ($300 million original aggregate principal amount) of 11.5% senior notes due 2012. Interest on the 2012 Senior Notes is payable semiannually in January and July of each year. The 2012 Senior Notes are redeemable after July 15, 2008 at 105.75% of the principal amount plus accrued interest, declining ratably to par on and after July 15, 2010.

The 2012 Senior Notes are unsecured obligations. The indentures governing Huntsman International's 2012 Senior Notes contain covenants, among other things, relating to the incurrence of debt and limitations on distributions and certain restricted payments, asset sales and affiliate transactions and are guaranteed by the Guarantors. The indentures governing the 2012 Senior Notes contain provisions requiring us to offer to repurchase the notes upon a change of control.

On July 13, 2006, we entered into a transaction to repurchase $37.5 million of the 2009 Senior Notes at a price of approximately 105% of the aggregate principal amount plus accrued interest. In addition, on August 14, 2006 and on September 20, 2006, we completed redemptions of $62.5 million and $100.0 million, respectively, of the 2009 Senior Notes at a call price of 104.937% of the aggregate principal amount plus accrued interest. On December 29, 2006, we used a portion of the net proceeds from the U.K. Petrochemicals Disposition to legally defease the remaining outstanding $250 million of our 2009 Senior Notes. The notes were redeemed on March 1, 2007 at a price of 102.468% of the aggregate principal amount plus accrued interest.

In accordance with an amendment to our Senior Credit Facilities, on July 14, 2006, we borrowed an additional $100 million under the Dollar Term Loan and on July 24, 2006 redeemed in full our senior floating rate notes due 2011 at 104.0% of the principal amount plus accrued interest.

Subordinated Notes

As of December 31, 2007, we had outstanding $175.0 million 7.375% senior subordinated notes due 2015 and €135.0 million ($197.6 million) 7.5% senior subordinated notes due 2015. The 2015 Subordinated Notes are redeemable on or after January 1, 2010 at 103.688% and 103.750%,

14. DEBT (Continued)

respectively, of the principal amount plus accrued interest, declining ratably to par on and after January 1, 2013.

As of December 31, 2007, we had outstanding €400.0 million (approximately $585.5 million) 6.875% senior subordinated notes due 2013 and $347.0 million aggregate principal amount ($352.4 million book value) 7.875% senior subordinated notes due 2014. The 2013 Subordinated Notes are redeemable on or after November 15, 2009 at 105.156% of the principal amount plus accrued interest, declining ratably to par on and after November 15, 2012. The 2014 Subordinated Notes are redeemable on or after November 15, 2010 at 103.938% of the principal amount plus accrued interest, declining ratably to par on and after November 15, 2012.

Interest on the 2015 Subordinated Notes is payable semiannually in January and July of each year. Interest on the 2013 Subordinated Notes and the 2014 Subordinated Notes is payable semiannually in November and May of each year. All of our subordinated notes are unsecured. The indentures governing our subordinated notes contain covenants relating, among other things, to the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions. Our subordinated notes are guaranteed by the Guarantors. The indentures also contain provisions requiring us to offer to repurchase the notes upon a change of control.

In February 2007, we closed on a direct private placement of $147.0 million (included within the total outstanding principal amount of $347.0 million of 2014 Subordinated Notes) in aggregate principal amount of the 2014 Subordinated Notes. These notes were issued at a premium of 104% of principal amount for a yield of 7.01%. We used the net proceeds of $151.7 million to redeem all (approximately €114 million) of our remaining outstanding euro denominated 10.125% senior subordinated notes due 2009, which were called for redemption on March 27, 2007 at a call price of 101.688% plus accrued interest.

On November 13, 2006, we completed the offering of subordinated notes consisting of €400 million (approximately $508 million on or about the offering date) 6.875% 2013 Subordinated Notes and $200 million, 7.875% 2014 Subordinated Notes. We used the net proceeds of approximately $699 million to redeem all ($366.1 million) of our outstanding U.S. dollar-denominated 10.125% subordinated notes and a portion (€258.0 million) of our outstanding euro-denominated 10.125% 2009 subordinated notes. The call price of the 2009 subordinated notes was 101.688% of the principal amount plus accrued interest.

Other Debt

We maintain a $25.0 million multicurrency European Overdraft Facility used for the working capital needs for our European subsidiaries. As of December 31, 2007 and December 31, 2006, we had $15.0 million and nil U.S. dollar equivalents, respectively, in borrowings outstanding under the European Overdraft Facility. We also maintain other foreign overdraft facilities used for working capital needs.

In January 2003, Huntsman International entered into two related joint venture agreements to build MDI production facilities near Shanghai, China. SLIC, our manufacturing joint venture with BASF AG and three Chinese chemical companies, operates three plants that manufacture MNB, aniline and crude MDI. We effectively own 35% of SLIC and it is an unconsolidated affiliate. HPS, our splitting joint venture with Shanghai Chlor-Alkali Chemical Company, Ltd, operates a plant that

14. DEBT (Continued)

manufactures pure MDI, polymeric MDI and MDI variants. We own 70% of HPS and it is a consolidated affiliate. HPS obtained secured loans for the construction of its MDI production facility. This debt consists of various committed loans. As of December 31, 2007, HPS had $27.1 million outstanding in U.S. dollar borrowings and 582.3 million in RMB borrowings ($79.7 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2007, the interest rate was approximately 5.3% for U.S. dollar borrowings and 6.7% for RMB borrowings. The loans are secured by substantially all the assets of HPS and will be repaid in 16 semiannual installments (which began on June 30, 2007). We have guaranteed 70% of any amount due and unpaid by HPS under the loans described above (except for the VAT facility, which is not guaranteed). Our guarantees remain in effect until HPS has commenced production of at least 70% of capacity for at least 30 days and achieved a debt service cost ratio of at least 1.5:1. Our Chinese MDI joint ventures are unrestricted subsidiaries under the Senior Credit Facilities and under the indentures governing our outstanding notes. HPS commenced operations during 2006.

Our Australian subsidiaries maintain credit facilities that had an aggregate outstanding balance of A$57.1 million ($50.0 million) as of December 31, 2007 ($3.9 million of which is classified as current portion of long term debt). These facilities are non-recourse to Huntsman International and bear interest at the Australian index rate plus a margin of 2.4%. As of December 31, 2007, the interest rate for these facilities was 9.7%. The Australian credit facilities mature in May 2010.

On May 29, 2007, we amended the Australian Credit Facilities. The amendment, among other things, amended the interest rate of the Australian Credit Facilities to be the Australian index rate plus a margin of 2.4%, and the maturity was extended for three years to May 29, 2010.

We finance certain insurance premiums and, as of December 31, 2007 and 2006, we had outstanding notes payable in the amount of $26.6 million and $36.8 million, respectively. Insurance premium financings are generally secured by the unearned premiums under such policies.

COMPLIANCE WITH COVENANTS

Our management believes that we are in compliance with the covenants contained in the agreements governing the Senior Credit Facilities, the A/R Securitization Program and the indentures governing our notes.

14. DEBT (Continued)

Maturities

The scheduled maturities of our debt by year as of December 31, 2007 are as follows (dollars in millions):

Year ending December 31:	
2008	$ 68.5
2009	41.8
2010	386.5
2011	30.3
2012	226.7
Thereafter	2,815.0
	$3,568.8

We also have lease obligations accounted for as capital leases which are included in other long-term debt. The scheduled maturities of our commitments under capital leases are as follows (dollars in millions):

Year ending December 31:	
2008	$ 2.8
2009	3.0
2010	1.9
2011	0.1
2012	—
Total minimum payments	7.8
Less: Amounts representing interest	(1.1)
Present value of minimum lease payments	6.7
Less: Current portion of capital leases	(2.2)
Long-term portion of capital leases	$ 4.5

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. We perform effectiveness assessments in order to use hedge accounting at each reporting period. For a derivative that does not qualify as a hedge, changes in fair value are recognized in earnings.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive (loss) income.

Interest Rate Hedging

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

Interest rate contracts are recorded as a component of other non-current liabilities as of December 31, 2007 and 2006. The effective portion of the changes in the fair value of the swaps are recorded in accumulated other comprehensive loss, with any ineffectiveness recorded in interest expense.

As of December 31, 2007 and 2006, we had entered into various types of interest rate contracts to manage our interest rate risk on our long-term debt as indicated below (dollars in millions):

	2007	2006
Notional amount	$ 14.1	$ 75.0
Fair value:		
Cash flow hedges	—	0.4
Non-designated derivatives	—	0.3
Maturity	2010	2007-2010

For the year ended December 31, 2007 and 2006, the changes in accumulated other comprehensive (loss) income associated with cash flow hedging activities is indicated below:

	2007	2006
Balance at January 1	$ 0.1	$ 2.1
Current period change in fair value	0.3	(0.4)
Reclassifications to earnings	(0.4)	(1.6)
Balance at December 31	$ —	$ 0.1

On July 2, 2007, an interest rate contract with a notional amount of $60.0 million pursuant to which we had swapped LIBOR interest for a fixed rate of 4.315% matured.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

During the next twelve months ending December 31, 2008, interest expense of approximately nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We are exposed to credit losses in the event of nonperformance by a counterparty to the derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rates

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various global currencies. From time to time, we may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of and for the years ended December 31, 2007 and 2006, the fair value and unrealized gains (losses) of outstanding foreign currency rate hedging contracts were not significant. Our A/R Securitization Program in certain circumstances requires that we enter into forward foreign currency hedges intended to hedge currency exposures. As of December 31, 2007 and 2006, we had no forward currency hedges outstanding under our A/R Securitization Program.

In conjunction with the redemption of our remaining 10.125% euro-denominated subordinated notes due 2009 in the first quarter of 2007 discussed in "Note 14. Debt," and in an effort to maintain approximately the same amount of euro-denominated debt exposure, on March 27, 2007, we entered into a cross currency interest rate swap pursuant to which we have agreed to swap $152.6 million of LIBOR floating rate debt payments for €115.9 million of EURIBOR floating rate debt payments. On maturity, August 15, 2012, we are required to pay principal of €115.9 million and we will receive principal of $152.6 million. During the life of this swap, we will receive floating rate interest (LIBOR) in dollars and we will pay floating rate interest (EURIBOR) in euros. This swap is currently not designated as a hedge for financial reporting purposes. As of December 31, 2007, the fair value of this swap was an unrealized loss of $17.7 million and was recorded in other noncurrent liabilities in our consolidated balance sheet. We recorded an unrealized foreign currency loss on this swap of $16.6 million in our consolidated statements of operations for the year ended December 31, 2007.

In conjunction with an amendment to our Senior Credit Facilities discussed in "Note 14. Debt," and in an effort to maintain approximately the same amount of euro-denominated debt exposure, on April 19, 2007, we entered into a cross currency interest rate swap pursuant to which we have agreed to swap $95.8 million of LIBOR floating rate debt payments for €70.7 million of EURIBOR floating rate debt payments. On maturity, April 19, 2010, we are required to pay principal of €70.7 million and we will receive principal of $95.8 million. During the life of this swap, we will receive floating rate interest (LIBOR) in dollars and we will pay floating rate interest (EURIBOR) in euros. This swap was designated as a hedge of a net investment for financial reporting purposes. As of December 31, 2007, the fair value of this swap was an unrealized loss of $8.4 million and was recorded in other noncurrent liabilities in our consolidated balance sheet. We recorded an unrealized foreign currency loss on this swap of $8.0 million in other comprehensive income for the year ended December 31, 2007.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

On July 12, 2007, we unwound a cross currency interest rate swap pursuant to which we had swapped $31.3 million of 11.0% fixed rate debt for €25.0 million of 9.4% fixed rate debt. The swap was not designated as a hedge for financial reporting purposes. We recorded an unrealized foreign currency loss on this swap of $1.6 million in our consolidated statements of operations for the year ended December 31, 2007.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("Permanent Loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as Permanent Loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as Permanent Loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

From time to time, we review our non-U.S. dollar denominated debt and swaps to determine the appropriate amounts designated as hedges. As of December 31, 2007, we have designated approximately €381 million of euro-denominated debt and swaps as hedges of our net investments. As of December 31, 2007, we had approximately €1,073.3 million in net euro assets.

Commodity Prices

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

16. SECURITIZATION OF ACCOUNTS RECEIVABLE

Under our A/R Securitization Program, we grant an undivided interest in certain of our trade receivables to a qualified off-balance sheet entity at a discount. This undivided interest serves as security for the issuance by the Receivables Trust of commercial paper. The A/R Securitization Program currently provides for financing through a commercial paper conduit program (in both U.S. dollars and euros). On April 18, 2006, we completed an amendment and expansion of our A/R Securitization Program and added certain additional U.S. subsidiaries as additional receivables originators under the A/R Securitization Program. Following this amendment, the A/R Securitization Program consists of a commercial paper conduit program with a committed amount of approximately $500 million U.S. dollar equivalents. The A/R Securitization Program matures on April 1, 2009. On June 29, 2007, we amended certain agreements governing the A/R Securitization Program to provide for, among other things, interest costs to the Receivables Trust of LIBOR and/or EURIBOR, as applicable, plus 55 basis points per annum based upon a pricing grid (which is dependent upon our credit rating). Transfers of accounts receivable to the Receivables Trust are accounted for as sales.

16. SECURITIZATION OF ACCOUNTS RECEIVABLE (Continued)

As of December 31, 2007, the Receivables Trust had $427.5 million in U.S. dollar equivalents in commercial paper outstanding (consisting of $164 million and approximately €180 million ($263.5 million)), and held $41.9 million of cash collateral that was used subsequent to year-end to redeem outstanding commercial paper. The weighted-average interest rate on the commercial paper was approximately 5.8% as of December 31, 2007. During the year ended December 31, 2007 and in conjunction with the U.S. Petrochemicals Disposition, we reduced receivables under the A/R Securitization Program which has resulted in permanent reduced capacity under the A/R Securitization Program. As of December 31, 2006, the Receivables Trust had approximately $220 million and approximately €170 million ($223 million) in commercial paper outstanding.

As of December 31, 2007 and 2006, our retained interest in receivables (including servicing assets) subject to the program was approximately $136 million and $158 million, respectively. The value of the retained interest is subject to credit and interest rate risk. For the years ended December 31, 2007, 2006 and 2005, new sales of accounts receivable under the program totaled approximately $5,466 million, $7,492 million and $5,585 million, respectively, and cash collections from receivables under the program that were reinvested totaled approximately $5,580 million, $7,395 million and $5,589 million, respectively. Servicing fees received during the years ended December 31, 2007, 2006 and 2005 were approximately $7 million, $8 million and $6 million, respectively.

We incur losses on the A/R Securitization Program for the discount on receivables under the program and fees and expenses associated with the program. For the years ended December 31, 2007, 2006 and 2005, losses on the A/R Securitization Program were $27.2 million, $18.6 million and $10.7 million, respectively, of which $6.8 million, $5.9 million and $1.7 million related to discontinued operations, respectively. We also retain responsibility for the economic gains and losses on forward contracts mandated by the terms of the program to hedge the currency exposures on the collateral supporting the off-balance sheet debt issued. Gains and losses on forward contracts included as a component of the loss on the A/R Securitization Program were nil for the years ended December 31, 2007, 2006 and 2005. As of each of December 31, 2007 and 2006, there were no open forward currency contracts.

The key economic assumptions used in valuing the residual interest are presented below:

	December 31,	
	2007	2006
Weighted average life (in days)	38-43	35-40
Credit losses (annual rate)	Less than 1%	Less than 1%
Discount rate (weighted average life)	Less than 1%	Less than 1%

A 10% and 20% adverse change in any of the key economic assumptions would not have a material impact on the fair value of the retained interest. Total receivables over 60 days past due as of December 31, 2007 and 2006 were $19.7 million and $24.7 million, respectively.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in millions)			
Non-qualifed employee benefit plan investments	$ 13.4	$ 13.4	$ 11.1	$ 11.1
Government securities	3.6	3.6	17.6	17.6
Long-term debt (including current portion)	3,568.8	3,637.4	3,645.3	3,714.9

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of government securities and non-qualified employee benefit plan investments are estimated using prevailing market prices. Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2007, and current estimates of fair value may differ significantly from the amounts presented herein.

18. EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans

Our employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of our full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

We sponsor defined benefit plans in a number of countries outside of the U.S. The availability of these plans, and their specific design provisions, are consistent with local competitive practices and regulations.

We also sponsor two unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits.

In 2005, we changed the measurement date of our pension and postretirement benefit plans from December 31 to November 30. We believe the one-month change of the measurement date is preferable because it provides us more time to review the completeness and accuracy of the actuarial benefit information which results in an improvement in our internal control procedures. The effect of

18. EMPLOYEE BENEFIT PLANS (Continued)

the change in measurement date on the respective obligations and assets of the plan resulted in a cumulative effect of a change in accounting principle credit, net of tax of $1.9 million, of $4.0 million ($0.02 decrease in loss per share) recorded in the year ended December 31, 2005.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).* SFAS No. 158 requires us to recognize the overfunded or underfunded status of our defined benefit postretirement plan(s) (other than multiemployer plans) as an asset or liability in our statement of financial position and to recognize changes in the unrecognized actuarial gains/losses, transition obligation and prior service credit in the year in which the changes occur through comprehensive income. In addition, effective for fiscal years ending after December 15, 2008, SFAS No. 158 requires us to measure the funded status of a plan as of the date of its year-end statement of financial position. As of the end of 2008, we will be required to measure the funded status of our plans as of December 31.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows (dollars in millions):

	U.S.		Non-U.S.	
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Actuarial loss	$ 4.9	$ 1.5	$(0.7)	$0.1
Prior service credit	(4.5)	(2.3)	(1.2)	—
Transition obligation	0.7	—	0.7	—
Total	$ 1.1	$(0.8)	$(1.2)	$0.1

18. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2007		2006		2007		2006	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation								
Benefit obligation at beginning of year	$ 663.2	$2,585.1	$ 625.5	$1,941.2	$ 171.1	$ 4.5	$ 155.9	$ 4.8
Service cost	29.9	50.0	34.1	53.2	4.0	—	4.3	—
Interest cost	39.6	112.8	37.5	98.0	8.7	0.2	8.7	0.2
Participant contributions	—	12.6	—	8.7	—	—	—	—
Plan amendments	0.1	(2.9)	1.0	2.6	—	—	0.1	—
Divestitures/acquisitions	—	(4.4)	(15.9)	313.1	—	—	4.0	—
Exchange rate changes	—	143.7	—	247.3	—	0.8	—	—
Settlements/transfers	—	(339.4)	—	(1.4)	—	—	—	—
Other	3.6	(1.4)	2.0	(1.5)	—	—	—	—
Curtailments	(1.0)	0.2	—	(123.0)	(9.3)	—	—	—
Special termination benefits	—	0.3	—	2.6	0.3	—	—	—
Actuarial (gain)/loss	(16.8)	(214.5)	24.7	120.2	(17.2)	(0.1)	9.5	(0.1)
Benefits paid	(58.5)	(84.6)	(45.7)	(75.9)	(14.1)	(0.5)	(11.4)	(0.4)
Benefit obligation at end of year	$ 660.1	$2,257.5	$ 663.2	$2,585.1	$ 143.5	$ 4.9	$ 171.1	$ 4.5
Change in plan assets								
Fair value of plan assets at beginning of year	$ 489.8	$2,271.2	$ 416.9	$1,626.3	$ —	$ —	$ —	$ —
Actual return on plan assets	29.1	142.8	60.5	202.2	—	—	—	—
Exchange rate changes	—	136.4	—	211.5	—	—	—	—
Divestitures/acquisitions	—	—	—	245.2	—	—	—	—
Participant contributions	—	12.6	—	8.7	—	—	—	—
Other	—	(1.6)	—	(0.9)	—	—	—	—
Administrative expenses	—	—	—	(1.1)	—	—	—	—
Company contributions	58.7	93.1	58.1	57.5	14.1	0.5	11.4	0.4
Settlements/transfers	—	(339.5)	—	(2.3)	—	—	—	—
Benefits paid	(58.5)	(84.6)	(45.7)	(75.9)	(14.1)	(0.5)	(11.4)	(0.4)
Fair value of plan assets at end of year	$ 519.1	$2,230.4	$ 489.8	$2,271.2	$ —	$ —	$ —	$ —
Funded status								
Fair value of plan assets	$ 519.1	$2,230.4	$ 489.8	$2,271.2	$ —	$ —	$ —	$ —
Benefit obligation	660.1	2,257.5	663.2	2,585.1	143.5	4.9	171.1	4.5
Funded status	(141.0)	(27.1)	(173.4)	(313.9)	(143.5)	(4.9)	(171.1)	(4.5)
Contributions paid December 1 through December 31	8.3	35.4	3.9	6.3	1.2	—	0.9	0.1
Accrued benefit cost	$(132.7)	$ 8.3	$(169.5)	$ (307.6)	$(142.3)	$(4.9)	$(170.2)	$(4.4)
Amounts recognized in balance sheet:								
Noncurrent asset	$ 2.0	$ 171.3	$ 1.7	$ 67.7	$ —	$ —	$ —	$ —
Current liability	(5.0)	(5.9)	(4.7)	(5.1)	(12.8)	(0.5)	(12.0)	(0.4)
Noncurrent liability	(129.7)	(157.1)	(166.5)	(370.2)	(129.5)	(4.4)	(158.2)	(4.0)
	$(132.7)	$ 8.3	$(169.5)	$ (307.6)	$(142.3)	$(4.9)	$(170.2)	$(4.4)

18. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2007		2006		2007		2006	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in accumulated other comprehensive income:								
Net actuarial loss	$ 111.8	$ 76.0	$ 128.0	$ 285.2	$ 32.7	$ 0.9	$ 61.4	$ 1.1
Prior service cost	(40.5)	(4.6)	(62.7)	(2.9)	(17.3)	—	(23.5)	—
Transition obligation	1.5	1.4	2.6	2.1	—	0.2	—	0.2
	$ 72.8	$ 72.8	$ 67.9	$ 284.4	$ 15.4	$ 1.1	$ 37.9	$ 1.3

Components of the net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non U.S. plans		
	2007	2006	2005	2007	2006	2005
Service cost	$ 29.8	$ 34.1	$ 30.6	$ 50.0	$ 53.2	$ 48.3
Interest cost	39.6	37.5	35.9	112.8	98.0	90.3
Expected return on assets	(40.0)	(34.4)	(31.0)	(158.1)	(125.3)	(105.8)
Amortization of transition obligation	1.1	1.2	1.1	0.7	0.7	0.7
Amortization of prior service cost	(5.5)	(5.6)	(4.0)	(1.2)	(1.0)	(1.2)
Amortization of actuarial (gain)/loss	6.8	8.7	7.4	7.4	10.8	15.4
Curtailment gain	(14.2)	—	—	—	(18.2)	(1.2)
Settlement (gain) loss	—	—	—	(5.1)	0.8	1.3
Special termination benefits	—	—	—	0.3	2.1	11.4
Net periodic benefit cost	17.6	41.5	40.0	6.8	21.1	59.2
Amounts related to discontinued operations	10.8	(7.3)	(5.6)	11.3	(1.9)	(21.0)
Net periodic benefit cost from continuing operations	$ 28.4	$ 34.2	$ 34.4	$ 18.1	$ 19.2	$ 38.2

18. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans					
	U.S. plans			Non U.S. plans		
	2007	2006	2005	2007	2006	2005
Service cost	$ 4.0	$ 4.3	$ 4.1	$ —	$ —	$ —
Interest cost	8.8	8.7	9.3	0.2	0.2	0.2
Amortization of prior service cost	(2.6)	(3.0)	(2.4)	—	—	—
Amortization of actuarial (gain)/loss	2.1	3.1	3.3	0.1	0.1	0.1
Acquisitions/divestitures	—	—	—	—	0.1	—
Curtailment gain	(3.6)	—	—	—	—	—
Special termination benefits	0.3	—	—	—	—	—
Net periodic benefit cost	9.0	13.1	14.3	0.3	0.4	0.3
Amounts related to discontinued operations	0.9	(2.4)	(2.7)	—	—	—
Net periodic benefit cost from continuing operations	$ 9.9	$ 10.7	$ 11.6	$ 0.3	$ 0.4	$ 0.3

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans					
	U.S. plans			Non U.S. plans		
	2007	2006	2005	2007	2006	2005
Projected benefit obligation:						
Discount rate	6.21%	5.67%	5.75%	5.09%	4.39%	4.61%
Rate of compensation increase	3.89%	3.89%	3.90%	3.24%	3.22%	3.33%
Net periodic pension cost:						
Discount rate	5.67%	5.75%	5.75%	4.39%	4.61%	4.85%
Rate of compensation increase	3.89%	3.90%	4.00%	3.22%	3.33%	3.65%
Expected return on plan assets	8.25%	8.25%	8.25%	6.75%	6.89%	7.06%

	Other Postretirement Benefit Plans					
	U.S. plans			Non U.S. plans		
	2007	2006	2005	2007	2006	2005
Projected benefit obligation:						
Discount rate	6.05%	5.63%	5.71%	5.25%	5.00%	5.00%
Net periodic pension cost:						
Discount rate	5.63%	5.71%	5.75%	5.00%	5.00%	5.77%

18. EMPLOYEE BENEFIT PLANS (Continued)

The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2007	2006	2007	2006
Projected benefit obligation at the measurement date	$642.1	$649.6	$1,198.0	$2,035.7
Fair value of plan assets at the measurement date	499.1	474.5	1,026.5	1,654.9

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at the measurement date were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2007	2006	2007	2006
Accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$642.1	$645.8	$171.9	$1,982.6
Accumulated benefit obligation	617.0	621.2	152.4	1,832.2
Fair value of plan assets	499.1	470.8	30.9	1,609.2

Expected future contributions and benefit payments are as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	Defined Benefit Plans	Other Postretirement Benefit Plans	Defined Benefit Plans	Other Postretirement Benefit Plans
2008 expected employer contributions:				
To plan trusts	$ 62.3	$12.8	$ 59.0	$0.5
Expected benefit payments:				
2008	54.0	12.8	102.3	0.5
2009	40.8	13.1	93.0	0.5
2010	41.7	13.1	97.6	0.5
2011	44.7	13.3	100.7	0.5
2012	47.5	12.7	108.5	0.6
2013-2017	282.7	60.4	520.0	2.8

In 2007 and 2006, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 9% and 10%, respectively, decreasing to 5% after 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent-point change in assumed health care cost trend rates would have the following effects (dollars in millions):

Asset category	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$1.4	$(1.8)
Effect on postretirement benefit obligation	$5.0	$(5.6)

18. EMPLOYEE BENEFIT PLANS (Continued)

The asset allocation for our pension plans at December 31, 2007 and the target allocation for 2008, by asset category, follows. The fair value of plan assets for these plans was $2,749.5 million at December 31, 2007. Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long term rate of return on these assets is estimated to be between 6.75% and 8.25%.

Asset category	Target Allocation 2008	Allocation at December 31, 2007	Allocation at December 31, 2006
U.S. pension plans:			
Large Cap Equities	30%	29%	29%
Small/Mid Cap Equities	15%	17%	17%
International Equities	20%	19%	18%
Fixed Income	20%	20%	18%
Real Estate/Other	15%	13%	15%
Cash	0%	2%	3%
Total U.S. pension plans	100%	100%	100%
Non-U.S pension plans:			
Equities	51%	53%	58%
Fixed Income	43%	41%	37%
Real estate	5%	5%	4%
Cash	1%	1%	1%
Total non-U.S. pension plans	100%	100%	100%

Our pension plans did not include any equity securities of our Company or our affiliates at the end of 2007.

Our pension plan assets are managed by outside investment managers; assets are rebalanced based upon market opportunities and the consideration of transactions costs. Our strategy with respect to pension assets is to pursue an investment plan that, over the long term is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations.

Defined Contribution Plans

We have a money purchase pension plan covering substantially all of our domestic employees who have completed at least two years of service. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

We also have a salary deferral plan covering substantially all domestic employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

Coincident with the introduction of the cash balance formula within our defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the company match

18. EMPLOYEE BENEFIT PLANS (Continued)

in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with the Company.

Our total combined expense for the above defined contribution plans for the years ended December 31, 2007, 2006 and 2005 was $16.1 million, $15.2 million and $15.9 million, respectively of which $4.1 million, $4.1 million, $3.6 million related to discontinued operations, respectively.

Supplemental Salary Deferral Plan and Supplemental Executive Retirement Plan

The Huntsman Supplemental Savings Plan ("SSP") is a non-qualified plan covering key management employees and allows participants to defer amounts that would otherwise be paid as compensation. The participant can defer up to 75% of their salary and bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year. The SSP was amended and restated effective as of January 1, 2005 to allow eligible executive employees to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A").

The Huntsman Supplemental Executive Retirement Plan (the "SERP") is an unfunded nonqualified pension plan established to provide certain executive employees with benefits that could not be provided, due to legal limitations, under the Huntsman Defined Benefit Pension Plan, a qualified defined benefit pension plan, and the Huntsman Money Purchase Pension Plan, a qualified money purchase pension plan. On December 23, 2005, the SERP was amended and restated for four purposes: (1) to transfer certain liabilities related to benefits for eligible executive employees to the newly-established Huntsman Supplemental Executive MPP Plan (the "SEMPP"), (2) to reflect a change in the benefit formula in the Huntsman Defined Benefit Pension Plan, (3) to provide for the merger of the Polyurethanes Executive Pension Plan and the Polyurethanes Excess Benefit Plan (each an unfunded nonqualified pension plan) into the SERP, and (4) to allow eligible executive employees to comply with Section 409A. The effective date of the amendment and restatement of the SERP with respect to items (1)—(3) is July 1, 2004 because each of these items relates to the amendment of the Huntsman Defined Benefit Pension Plan which was effective on such date. The effective date of the amendment and restatement of the SERP with respect to item (4) is January 1, 2005 in accordance with Section 409A.

Assets of these plans are included in other assets and at December 31, 2007 and 2006 were $13.4 million and $11.1 million, respectively. During the year ended December 31, 2007, 2006 and 2005, we expensed $0.6 million, $0.6 million and $0.5 million for the SSP and the SERP.

Stock-based Incentive Plan

In connection with the initial public offering of common and preferred stock on February 16, 2005, we adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, nonvested stock, phantom stock, performance awards and other stock-based awards ("Awards") to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. A maximum of 21,590,909 shares of common stock may be delivered pursuant to the Awards under the Stock Incentive Plan. See "Note 25. Stock-Based Compensation Plans."

18. EMPLOYEE BENEFIT PLANS (Continued)

INTERNATIONAL PLANS

International employees are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

19. INCOME TAXES

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes from continuing operations (dollars in millions):

	For the Year ended December 31,		
	2007	2006	2005
Income tax benefit (expense):			
U.S.			
Current	$ 1.1	$ 15.4	$ (1.5)
Deferred	(15.7)	5.7	79.3
Non-U.S.			
Current	(52.9)	(48.8)	(25.1)
Deferred	79.6	78.0	14.3
Total	$ 12.1	$ 50.3	$ 67.0

The following schedule reconciles the differences between the United States federal income taxes at the United States statutory rate to our (provision) benefit for income taxes (dollars in millions):

	For the Year ended December 31,		
	2007	2006	2005
Income (loss) from continuing operations before income tax, minority interests, and accounting changes	$ 30.2	$259.4	$(195.8)
Expected tax (expense) benefit at U.S. statutory rate of 35%	$(10.6)	$(90.8)	$ 68.5
Change resulting from:			
State benefit net of federal benefit	3.2	1.5	7.2
Effects of non-U.S. operations and tax rate differential	(11.3)	(8.6)	(14.2)
Non-deductible expenses associated with the Merger	(73.4)	—	—
Incremental U.S. tax on non-U.S. income	—	—	(18.1)
Effect of Huntsman Advanced Materials consolidation transaction	—	—	(88.4)
U.S. and U.K. tax authority dispute resolutions	—	54.0	0.7
Change in valuation allowance	110.3	93.7	113.4
Other—net	(6.1)	0.5	(2.1)
Total income tax benefit	$ 12.1	$ 50.3	$ 67.0

19. INCOME TAXES (Continued)

During the year ended December 31, 2007, included in the $11.3 million "Effects of non-U.S. operations and tax rate differential" above are non-recurring items including amounts associated with enacted changes in tax rates of $6.1 million.

The 2005 "Effect of Huntsman Advanced Materials consolidation transaction" above is approximately $88.4 million of tax expense fully offset by a tax benefit from changes in our valuation allowances. The components of the $88.4 million are as follows: $30.7 million associated with loss recapture income related to non-U.S. losses that had previously been deducted for U.S. taxation purposes; $6.2 million associated with current year non-U.S. losses not deducted for U.S. tax purposes; and $51.5 million associated with the write-down of net deferred tax assets, with a full valuation allowance, related to the U.S. taxation of Huntsman Advanced Materials non-U.S. entities. Effective January 1, 2006, certain of Huntsman Advanced Materials' non-U.S. operations previously treated as branches will no longer be treated as branches and will only be subject to U.S. taxation on future earnings to the extent those earnings are repatriated. This eliminates current double taxation of foreign earnings that was inherent in the Huntsman Advanced Materials tax structure.

The components of income (loss) from continuing operations before income taxes, minority interests and accounting changes were as follows (dollars in millions):

	For the Year ended December 31,		
	2007	2006	2005
U.S.	$31.7	$200.9	$(270.0)
Non-U.S.	(1.5)	58.5	74.2
Total	$30.2	$259.4	$(195.8)

Subsequent to acquiring Huntsman Advanced Materials in June 2003 and through December 31, 2005, substantially all non-U.S. operations of Huntsman Advanced Materials were treated as branches of our Company for U.S. income tax purposes and were, therefore, subject to both U.S. and non-U.S. income tax. Therefore, for the year ended December 31, 2005, pre-tax income in the table above and the preceding U.S. and non-U.S. allocation of the income tax provision by taxing jurisdiction may not be directly related.

19. INCOME TAXES (Continued)

Components of deferred income tax assets and liabilities were as follows (dollars in millions):

	December 31, 2007	December 31, 2006
Deferred income tax assets:		
Net operating loss and AMT credit carryforwards	$ 789.2	$ 869.3
Pension and other employee compensation	150.0	234.4
Property, plant and equipment	135.9	82.3
Intangible assets	81.5	92.3
Foreign tax credits	69.1	50.2
Other, net	183.8	133.1
Total	1,409.5	1,461.6
Deferred income tax liabilities:		
Property, plant and equipment	(517.1)	(701.1)
Pension and other employee compensation	(34.1)	(14.6)
Other, net	(98.0)	(121.4)
Total	(649.2)	(837.1)
Net deferred tax asset before valuation allowance	760.3	624.5
Valuation allowance	(495.8)	(571.5)
Net deferred tax asset (liability)	$ 264.5	$ 53.0
Current tax asset	$ 72.6	$ 64.6
Current tax liability	(3.2)	(9.4)
Non-current tax asset	349.5	190.4
Non-current tax liability	(154.4)	(192.6)
Total	$ 264.5	$ 53.0

As of December 31, 2007, we have U.S. federal net operating loss carryforwards ("NOLs") of $487.7 million. The U.S. NOLs begin to expire in 2009 and fully expire in 2025. We also have NOLs of $2,061.4 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $546.1 million have a limited life and $17.7 million are scheduled to expire in 2008.

Included in the $2,061.4 million of non-U.S. NOLs is $1,066.8 million attributable to Huntsman Advanced Materials' Luxembourg entities. As of December 31, 2007, there is a valuation allowance of $312.9 million against these net tax-effected NOLs of $316.1 million. Due to the uncertainty surrounding the realization of the benefits of these losses that may result from future dissolution or restructuring of the Luxembourg entities, including potential ruling requests from Luxembourg authorities, we have reduced the related deferred tax asset with a valuation allowance.

We are subject to the "ownership change" rules of Section 382 of the Internal Revenue Code. Under these rules, our use of the NOLs could be limited in tax periods following the date of an ownership change. Based upon the existence of significant tax "built-in income" items, the effect of the ownership change rules on the ability to utilize the NOLs is not anticipated to be material.

19. INCOME TAXES (Continued)

Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. During the second quarter of 2007, we released the valuation allowance on the U.S. net deferred tax assets, primarily as a result of achieving sustained profitability from continuing operations. During the third quarter of 2007, we received a ruling from the Swiss tax authorities which effectively refreshed certain net operating losses which could have otherwise expired unused. During the third quarter, we released the valuation allowance on certain of the Switzerland net deferred tax assets. We have valuation allowances of $35.6 million that, when reversed, will reduce goodwill and other non-current intangible assets.

The following is a summary of changes in the valuation allowance (dollars in millions):

	2007	2006	2005
Valuation allowance as of January 1	$571.5	$549.3	$842.1
Valuation allowance as of December 31	495.8	571.5	549.3
Net change	75.7	(22.2)	292.8
Foreign currency movements	17.1	6.5	(81.1)
Deferred tax liabilities recorded in purchase accounting which reduced the need for valuation allowances	—	(7.8)	(2.9)
Recognition of net operating losses based on final settlement with U.S. and U.K tax authorities, with a corresponding increase to valuation allowance	—	53.0	—
Increase (decrease) to deferred tax assets with an offsetting increase (decrease) to valuation allowance	27.3	72.3	(99.8)
Movement of net deferred tax assets unrelated to income or loss from continuing operations	—	(7.0)	5.2
Reversal of valuation allowances on deferred tax assets related to prior acquisitions, with a corresponding credit to equity	(7.7)	—	—
Reversal of valuation allowances on deferred tax assets related to prior acquisitions, with a corresponding reduction to goodwill and intangible assets	(2.1)	(1.1)	(0.8)
Change in valuation allowance per rate reconciliation	$110.3	$ 93.7	$113.4
Components of change in valuation allowance effecting tax expense:			
Effects of pre-tax income and pre-tax losses in jurisdictions with valuation allowances	$ (9.6)	$ 72.8	$(20.7)
Effect of Huntsman Advanced Materials consolidation transaction	—	—	88.4
Releases of valuation allowances in various jurisdictions	122.5	29.1	56.5
Establishments of valuation allowances in various jurisdictions	(2.6)	(8.2)	(10.8)
Change in valuation allowance per rate reconciliation	$110.3	$ 93.7	$113.4

We adopted the provisions of FIN 48 on January 1, 2007 and recognized a $0.2 million decrease in the liability for unrecognized tax benefits and recorded a corresponding credit to accumulated deficit for the cumulative effect of a change in accounting principle.

19. INCOME TAXES (Continued)

The following is a reconciliation of our unrecognized tax benefits (dollars in millions):

Unrecognized Tax Benefits—as of January 1, 2007	$123.8
Gross increases and decreases—tax positions taken during a prior period	0.3
Gross increases and decreases—tax positions taken during the current period	9.3
Decreases related to settlements with tax authorities	(0.9)
Reductions resulting from the lapse of statute of limitations	(0.7)
Foreign currency movements	9.3
Unrecognized Tax Benefits—as of December 31, 2007	$141.1

The amount of unrecognized tax benefits which, if recognized, would affect the effective tax rate were $100.9 million as of the adoption date and $116.8 million as of December 31, 2007.

In accordance with our accounting policy, we continue to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, we recognized approximately $1.4 million in income tax expense related to interest and $0.1 million related to penalties. We had approximately $11.7 million and $10.3 million accrued for the payment of interest and approximately $0.3 million and $0.2 million accrued for the payment of penalties as of December 31, 2007 and January 1, 2007, respectively.

We conduct business globally and, as a result, we file income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
Australia	2001 and later
Belgium	2005 and later
China	2002 and later
Germany	2003 and later
Italy	2001 and later
Switzerland	2004 and later
The Netherlands	2003 and later
United Kingdom	2003 and later
United States federal	2002 and later

Certain of our U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

We estimate that it is reasonably possible that certain of our audits (both U.S. and non-U.S.) could be resolved within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of approximately $8 million to $24 million. For the 12-month period from the reporting date, we would expect that a substantial portion of the decrease in our unrecognized tax benefits would result in a corresponding benefit to our income tax expense.

On April 12, 2007, we received a Revenue Agent Report from the Internal Revenue Service ("IRS") related to the examination of our federal income tax returns for the years 2002 through 2004. The IRS initially proposed a decrease to our net operating losses of approximately $387 million related

19. INCOME TAXES (Continued)

to transactions completed in 2002. However, on January 4, 2008, we were notified by the IRS that no adjustment would be made to our net operating loss for this disputed item.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were $259.8 million at December 31, 2007. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

20. EXPENSES ASSOCIATED WITH THE MERGER

Total Merger-related costs incurred in 2007 were as follows:

Basell Termination Fee	$200.0
Legal and other costs	9.8
Total	$209.8

Prior to entering into the Merger Agreement, we terminated the Basell Agreement and paid Basell a $200.0 million termination fee required under the terms of the Basell Agreement. One-half of the Basell Termination Fee, or $100.0 million was funded by Hexion. We could be required to pay Hexion the Reimbursement Amount under certain circumstances in connection with our termination of the Merger Agreement. The $100.0 million funded by Hexion has been deferred and is recorded in Accrued liabilities in the accompanying consolidated balance sheet as of December 31 2007.

Other costs associated with the Merger Agreement are contingent upon consummation of the Merger. We will recognize these costs when the Merger is consummated. The following is a discussion of these costs.

Transaction and Retention Bonuses

Upon consummation of the Merger (the "Closing Date"), certain employees will receive transaction bonuses. A retention bonus has also been offered to certain employees payable upon the earlier of (1) the date that is 12 months following the Closing Date, or (2) with respect to an employee that is involuntarily terminated prior to the payment of the retention bonus, the date of such employee's termination of employment. With both bonuses, the employee must work until the date the bonus is payable. If paid, these bonuses will total $19.5 million. If the eligible employee terminates employment with our Company voluntarily prior to that date, the bonuses will be forfeited. Furthermore, if the Merger is not consummated, we are not obligated to pay such bonuses.

Investment Banking Fees

In connection with the Merger, we have agreed to pay Merrill Lynch a fee of $25 million for its investment banking services, all of which is contingent upon a sale of Huntsman and which would be payable upon consummation of the Merger. If, at any time during Merrill Lynch's engagement or the two years thereafter, we receive a break-up fee upon termination of an agreement for the sale of Huntsman, we will pay Merrill Lynch 5% of any such fee, including any reverse break-up fee payable in connection with the termination of the Merger Agreement.

20. EXPENSES ASSOCIATED WITH THE MERGER (Continued)

Voting Agreement Fees

MatlinPatterson was one of our significant stockholders and an affiliate of two of our directors as of the date of the Merger Agreement. Pursuant to a voting agreement in connection with the Merger, we agreed to reimburse MatlinPatterson for up to $13 million in additional investment banking fees payable to UBS if the Merger is consummated. If the Merger is not consummated, no such fees will be paid.

Stock-Based Awards

For further information regarding the effect of the Merger on stock-based incentive awards, see "Note 25. Stock-Based Compensation Plans."

21. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

We have various purchase commitments extending through 2023 for materials and supplies entered into in the ordinary course of business. The purchase commitments are contracts that require minimum volume purchases. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. The contractual purchase prices for substantially all of these contracts require minimum payments, even if no volume is purchased. Historically, we have not made any minimum payments under such take or pay contracts without taking the product.

Total purchase commitments as of December 31, 2007 are as follows (dollars in millions):

Year ending December 31:	
2008	$238.6
2009	144.7
2010	110.4
2011	72.4
2012	65.4
Thereafter	98.2
	$729.7

Operating Leases

We lease certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total net expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $46.4 million, $50.8 million and $71.5 million for the years ended December 31, 2007, 2006 and 2005, respectively, of which $8.6 million, $13.2 and $25.9 million related to discontinued operations, respectively.

21. COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments under operating leases as of December 31, 2007 are as follows (dollars in millions):

Year ending December 31:	
2008	$ 47.4
2009	43.0
2010	37.2
2011	32.5
2012	22.1
Thereafter	93.6
	$275.8

Legal Matters

Discoloration Claims

Certain claims have been filed against us relating to discoloration of unplasticized polyvinyl chloride products allegedly caused by our titanium dioxide ("Discoloration Claims"). Substantially all of the titanium dioxide that is the subject of these claims was manufactured prior to our acquisition of the titanium dioxide business from ICI in 1999. Net of amounts we have received from insurers and pursuant to contracts of indemnity, we have paid an aggregate of approximately $16 million in costs and settlement amounts for Discoloration Claims through December 31, 2007.

During the year ended December 31, 2007, we paid €0.3 million (approximately $0.4 million) in partial settlement of a claim. We have formally requested reimbursement of ICI in accordance with our agreement. During the year ended December 31, 2006, we did not settle any Discoloration Claims. During the year ended December 31, 2005, we settled a claim for approximately $1.0 million, all of which was paid by ICI. The two Discoloration Claims unresolved as of December 31, 2007 asserted aggregate damages of approximately €51 million (approximately $75 million). An appropriate liability has been accrued for these claims. Based on our understanding of the merits of these claims and our rights under contracts of indemnity and insurance, we do not believe that the net impact on our financial condition, results of operations or liquidity will be material.

While additional Discoloration Claims may be made in the future, we cannot reasonably estimate the amount of loss related to such claims. Although we may incur additional costs as a result of future claims (including settlement costs), based on our history with Discoloration Claims to date, the fact that substantially all of the titanium dioxide that has been the subject of these Discoloration Claims was manufactured and sold more than eight years ago, and the fact that we have rights under contract to indemnity, including from ICI, we do not believe that any unasserted Discoloration Claims will have a material impact on our financial condition, results of operations or liquidity. Based on this conclusion and our inability to reasonably estimate our expected costs with respect to these unasserted claims, we have made no accruals in our financial statements as of December 31, 2007 for costs associated with unasserted Discoloration Claims.

21. COMMITMENTS AND CONTINGENCIES (Continued)

Asbestos Litigation

We have been named as a "premises defendant" in a number of asbestos exposure cases, typically claims by non-employees of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaints have not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred, or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery. Recent changes in Texas tort procedures have required many pending cases to be split into multiple cases, one for each claimant, increasing the number of pending cases reported below. While the complaints in these cases provide little additional information, we do not believe that the increased number of cases resulting from the changes in Texas tort procedure reflects an increase in the number of underlying claims.

Where the alleged exposure occurred prior to our ownership of the relevant "premises," the prior owners generally have contractually agreed to retain liability for, and to indemnify us against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, we tender it to the prior owner. None of the complaints in these cases state the amount of damages being sought. The prior owner accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In our twelve-year experience with tendering these cases, we have not made any payment with respect to any tendered asbestos cases. We believe that the prior owners have the intention and ability to continue to honor their indemnity obligations, although we cannot assure you that they will continue to do so or that we will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that we have tendered to the prior owner, all of which have been accepted.

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Unresolved at beginning of period	1,367	576	398
Tendered during period	21	998	284
Resolved during period(1)	196	207	106
Unresolved at end of period	1,192	1,367	576

(1) Although the indemnifying party informs us when tendered cases have been resolved, it generally does not inform us of the settlement amounts relating to such cases, if any. The indemnifying party has informed us that it typically manages our defense together with the defense of other entities in such cases and resolves claims involving multiple defendants simultaneously, and that it considers the allocation of settlement amounts, if any, among defendants to be confidential and proprietary. Consequently, we are not able to provide the number of cases resolved with payment by the indemnifying party or the amount of such payments.

We have never made any payments with respect to these cases. As of December 31, 2007, we had an accrued liability of $16.4 million relating to these cases and a corresponding receivable of $16.4 million relating to our indemnity protection with respect to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; however, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may

21. COMMITMENTS AND CONTINGENCIES (Continued)

be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2007.

Certain cases in which we are a "premises defendant" are not subject to indemnification by prior owners or operators. The following table presents for the periods indicated certain information about these cases. Cases include all cases for which service has been received by us, other than a number of cases that were erroneously filed against us due to a clerical error. The cases filed in error have been dismissed.

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Unresolved at beginning of period	42	34	29
Filed during period	52	19	55
Resolved during period	55	11	56
Unresolved at end of period	39	42	34

We paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of $3.2 million, nil and $0.1 million during the years ended December 31, 2007, 2006 and 2005, respectively. The cases for the year ended December 31, 2005 include cases filed against Rubicon LLC, which became our consolidated subsidiary on January 1, 2005, as follows: one case filed during the period, one case resolved during the period and six cases unresolved at the end of the period. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; however, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2007.

Antitrust Matters

We have been named as a defendant in civil antitrust suits alleging a conspiracy to fix prices in the MDI, TDI, and polyether polyols industries that are now consolidated as the "Polyether Polyols" cases in multidistrict litigation known as In re Urethane Antitrust Litigation, MDL No. 1616, Civil No. 2:04-md-01616-JWL-DJW, United States District Court, District of Kansas, initial order transferring and consolidating cases filed August 23, 2004. Other defendants named in the Polyether Polyols cases are Bayer, BASF, Dow and Lyondell. These cases purport to be brought on behalf of a nationwide class of purchasers of MDI, TDI and polyether polyols. Bayer entered into a classwide settlement agreement with the plaintiffs that was approved by the court. Class certification briefing is underway in these consolidated cases.

We have also been named as a defendant in putative class action antitrust suits alleging a conspiracy to fix prices in the MDI, TDI and polyether polyols industries filed in the Superior Court of Justice, Ontario, Canada on May 5, 2006 and in Superior Court, Quebec, Canada on May 17, 2006. The other defendants named above in the Polyether Polyols cases are also defendants in these Canadian cases.

21. COMMITMENTS AND CONTINGENCIES (Continued)

We also have been named as a defendant in a putative class action antitrust suit pending in California state court that alleges a conspiracy to fix prices of certain rubber and urethane products in California. The other defendants named in the Polyether Polyols cases are also defendants in this case. The California action has been stayed pending disposition of the Polyether Polyols cases.

The pleadings of the plaintiffs in these antitrust suits provide few specifics about any alleged illegal conduct of the defendants, and we are not aware of any evidence of illegal conduct by us or any of our employees. For these reasons, we cannot estimate the possibility of loss or range of loss relating to these claims, and therefore we have not accrued a liability for these claims. Nevertheless, we could incur losses due to these claims in the future and those losses could be material.

In addition, on February 16, 2006, the Antitrust Division of the U.S. Department of Justice served us with a grand jury subpoena requesting production of documents relating to the businesses of TDI, MDI, polyether polyols and related systems. The other defendants in the Polyether Polyols cases have confirmed that they were also served with subpoenas in this matter. We cooperated fully with the investigation, and by letter dated December 16, 2007, the U.S. Department of Justice notified us that its investigation of possible antitrust violations by manufacturers of TDI, MDI and polyether polyols has been closed.

MTBE Litigation

In March 2007, we were named for the first time as a defendant in eight lawsuits alleging liability related to MTBE contamination in groundwater. We learned that we were named in a ninth such lawsuit in January 2008. Numerous other companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, have been named as defendants in these and many other cases currently pending in U.S. courts. The plaintiffs in the nine cases in which we have been named are municipal water districts and a regional water supply authority that claim that defendants' conduct has caused MTBE contamination of their groundwater. The plaintiffs seek injunctive relief, such as monitoring and abatement, compensatory damages, punitive damages and attorney fees. At this time, we have insufficient information to meaningfully assess our potential exposure in these cases and therefore we have not accrued a liability for these claims. We believe that some of our liability in these cases, if any, is likely covered by insurance and/or indemnity agreements with prior owners.

Shareholder Litigation Relating to the Pending Sale of Our Company

From July 5 to July 13, 2007, four shareholder class action complaints were filed against our Company and our directors alleging breaches of fiduciary duty in connection with our then-proposed sale to Basell and the receipt of a superior proposal from Hexion. Three actions were filed in Delaware: Cohen v. Archibald, et al., No. 3070, in the Court of Chancery for the State of Delaware (filed July 5, 2007); Augenstein v. Archibald, et al., No. 3076, in the Court of Chancery for the State of Delaware (filed July 9, 2007); and Murphy v. Huntsman, et al., No. 3094, in the Court of Chancery for the State of Delaware (filed July 13, 2007). Another action was filed in Texas: Schwoegler v. Huntsman Corporation, et al., Cause No. 07-07-06993-CV, in the 9th Judicial District Court of Montgomery County, Texas (filed July 6, 2007). As subsequently amended, these lawsuits together allege that we and our directors breached fiduciary duties to the stockholders by, among other things, engaging in an unfair sales process, approving an unfair price per share for the Merger with Hexion, and making inadequate disclosures to stockholders, and that Basell, Hexion and MatlinPatterson entities aided and

21. COMMITMENTS AND CONTINGENCIES (Continued)

abetted these breaches of fiduciary duty. The lawsuits sought to enjoin the stockholder vote on the Merger.

On September 20, 2007, the parties entered into a Memorandum of Understanding with plaintiffs' counsel in the Delaware and Texas actions to settle these four lawsuits. As part of the proposed settlement, the defendants deny all allegations of wrongdoing, but we agreed to make certain additional disclosures in the final proxy statement that was mailed to our stockholders on or about September 14, 2007. In connection with the settlement, the parties also reached an agreement with respect to any application that the plaintiffs' counsel will make for an award of customary attorneys' fees and expenses to be paid following the completion of the Merger. The settlement is subject to customary conditions, including court approval of the terms of the settlement following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all claims that were brought on behalf of the proposed settlement class in connection with the Merger, the Merger Agreement, the adequacy of the merger consideration, the negotiations preceding the Merger Agreement, the adequacy and completeness of the disclosures made in connection with the Merger, and any actions of the individual defendants in the events listed above, including any alleged breach of fiduciary duties by any of the defendants, or the aiding and abetting thereof. The settlement will not affect stockholders' appraisal rights, if available, pursuant to Section 262 of the General Corporation Law of the State of Delaware.

The Memorandum of Understanding will be null and void and of no force and effect if the Merger is not consummated, the Delaware actions are not dismissed or the Texas court does not give final approval of the settlement and dismiss the Texas action with prejudice for any reason.

The settlement will not affect the timing of the Merger or the amount of the merger consideration to be paid in the Merger. Under the terms of the Memorandum of Understanding, the terms of the proposed settlement will not be presented to the court for approval until the Merger is consummated.

Port Arthur Plant Fire Insurance Litigation

On August 31, 2007, an action was brought against our Company and IRIC, our captive insurer, in the United States District Court, Southern District of Texas, by the Reinsurers under the property insurance policy issued by IRIC to our Company for the period covering the April 29, 2006 fire at our manufacturing facility in Port Arthur, Texas. The action seeks to compel our Company and IRIC to arbitrate with the Reinsurers to resolve disputes related to the claim for losses caused by the fire or, in the alternative, to declare judgment in favor of the Reinsurers. Motions to dismiss that action filed by our Company and IRIC were heard December 21, 2007, but have not been decided by the Court. In a second and related action filed by our Company against IRIC in state court in Jefferson County, Texas, IRIC filed a third party petition against the Reinsurers, who then removed that action to the United States District Court for the Eastern District of Texas. Some of the Reinsurers have filed answers and motions to compel arbitration, to stay these proceedings, and to change venue to the Southern District of Texas in order to consolidate the two actions. Our Company has filed a motion to remand that action to the state court and opposition to the Reinsurers' motions in that action. Our Company has paid its deductible on the claim of $60 million and has been advanced $325 million to date (of which $20 million was advanced subsequent to December 31, 2007) by the Reinsurers. Our Company has claimed an additional $216 million as presently due and owing and unpaid under the Policy for losses caused by the fire, and anticipates filing additional claims.

21. COMMITMENTS AND CONTINGENCIES (Continued)

Other Proceedings

We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, we do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition, results of operations or liquidity.

GUARANTEE

On September 19, 2003, our Chinese joint ventures, HPS and SLIC, obtained secured financing for the construction of production facilities. Details concerning HPS' financing are described in "Note 14. Debt—Subsidiary Debt—Other Debt." The SLIC financing consists of various committed loans. As of December 31, 2007, there were $81.1 million and RMB 1,015 million ($138.9 million) in outstanding borrowings under SLIC facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. The loans are secured by substantially all the assets of SLIC and will be paid in 16 semiannual installments which began on June 30, 2007. We unconditionally guarantee 35% of any amounts due and unpaid by SLIC under the loans described above (except for a $1.5 million VAT facility which is not guaranteed). Our guarantee remains in effect until SLIC has commenced production of at least 70% of capacity for at least 30 days and achieved a debt service coverage ratio of at least 1:1. SLIC commenced operations in the third quarter of 2006.

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

GENERAL

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

EHS CAPITAL EXPENDITURES

We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2007, 2006 and 2005, our capital expenditures for EHS matters totaled $68.5 million, $53.3 million and $48.9 million, respectively. Since capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

specific requirements, we cannot provide assurance that our recent expenditures will be indicative of future amounts required under EHS laws.

Remediation Liabilities

We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of wastes that were disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

Under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. We have been notified by third parties of claims against us for cleanup liabilities at approximately 10 former facilities or third party sites, including, but not limited to, sites listed under CERCLA. Based on current information and past experiences at other CERCLA sites, we do not expect any of these third party claims to result in material liability to us.

In addition, under the U.S. Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. For example, our Port Neches, Texas and Geismar, Louisiana facilities are the subject of ongoing remediation requirements under RCRA authority.

In June of 2006, an agreement was reached between the local regulatory authorities and our advanced materials site in Pamplona, Spain to relocate our manufacturing operations in order to facilitate new urban development desired by the city. Subsequently, as required by the authorities, soil and groundwater sampling was performed and followed by a quantitative risk assessment. Although unresolved at this time, some level of remediation of site contamination may be required in the future, but the estimated cost is unknown because the remediation approach and timing has not been determined.

By letter dated March 7, 2006, our Base Chemicals and Polymers facility in West Footscray, Australia was issued a clean-up notice by the Australian (Victorian) EPA. The agency was concerned about soil and groundwater contamination emanating from the site. Although we fulfilled all initial requirements under the clean-up notice, the agency revoked the original clean-up notice on September 4, 2007 and issued a revised clean-up notice granting an extension due to "the complexity of contamination issues" at the site. The revised clean-up notice reflects a more detailed program, with a deadline for the submission of a detailed site remediation action plan by March 31, 2009.

In many cases, our potential liability arising from historical contamination is based on operations and other events occurring prior to our ownership of a business or specific facility. In these situations, we frequently obtained an indemnity agreement from the prior owner addressing remediation liabilities

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

arising from pre-closing conditions. We have successfully exercised our rights under these contractual covenants for a number of sites and, where applicable, mitigated our ultimate remediation liability. We cannot assure you, however, that all of such matters will be subject to indemnity, that the prior owner will honor its indemnity or that our existing indemnities will be sufficient to cover our liabilities for such matters.

Based on available information and the indemnification rights we believe are likely to be available, we believe that the costs to investigate and remediate known contamination will not have a material adverse effect on our financial condition, results of operations or cash flows. However, if such indemnities are unavailable or do not fully cover the costs of investigation and remediation or we are required to contribute to such costs, and if such costs are material, then such expenditures may have a material adverse effect on our financial condition, results of operations or cash flows. At the current time, we are unable to estimate the full cost, exclusive of indemnification benefits, to remediate any of the known contamination sites.

Environmental Reserves

We have accrued liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon available facts, existing technology and past experience and are not discounted. The environmental liabilities do not include amounts recorded as asset retirement obligations. We have accrued $7.2 million and $13.7 million for environmental liabilities as of December 31, 2007 and 2006, respectively. Of these amounts, $4.6 million and $6.1 million are classified as accrued liabilities in our consolidated balance sheets as of December 31, 2007 and 2006, respectively, and $2.6 million and $7.6 million are classified as other noncurrent liabilities in our consolidated balance sheets as of December 31, 2007 and 2006, respectively. In certain cases, our remediation liabilities are payable over periods of up to 30 years. We may incur losses for environmental remediation in excess of the amounts accrued; however, we are not able to estimate the amount or range of such potential excess.

Regulatory Developments

Under the EU's integrated pollution prevention and control directive ("IPPC"), EU member governments are to adopt rules and implement a cross media (air, water and waste) environmental permitting program for individual facilities. While the EU countries are at varying stages in their respective implementation of the IPPC permit program, we have submitted all necessary IPPC permit applications required to date and in some cases received completed permits from the applicable government agency. We expect to submit all other IPPC applications and related documents on a timely basis as the various countries implement the IPPC permit program. Although we do not know with certainty what each IPPC permit will require, we believe, based upon our experience with the permits received to date, that the costs of compliance with the IPPC permit program will not be material to our financial condition, results of operations or cash flows.

In December 2006, the EU parliament and EU council approved a new EU regulatory framework for chemicals called "REACH" (Registration, Evaluation and Authorization of Chemicals). REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. Under the regulation, companies that manufacture or import more than one ton of a chemical substance per year

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

will be required to register such chemical substances and isolated intermediates in a central database. Use authorizations will be granted for a specific chemical if the applicants can show that any risk in using the chemical can be adequately controlled or, where there are no suitable alternatives available, if the applicant can demonstrate that the social and economic benefits of using the chemical outweigh the risks. In addition, specified uses of some hazardous substances may be restricted. Furthermore, all applicants will have to study the availability of alternative chemicals. If an alternative is available, an applicant will have to submit a "substitution" plan to the regulatory agency. The regulatory agency will only authorize persistent bio-accumulative and toxic substances if an alternative chemical is not available. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, develop information technology tools, generate data, prepare and submit dossiers for substance registration, participate in consortia, obtain legal advice and reformulate products, if necessary. We have established a cross-business European REACH team that is working closely with our businesses to identify and list all substances purchased, manufactured or imported by or for us into the EU. Although the total long-term cost for REACH compliance is not estimable at this time, we spent approximately $3.0 million on REACH compliance in 2007, and we do not anticipate that compliance costs will be material to us in the near-term.

Greenhouse Gas Regulation

In the EU and other jurisdictions committed to compliance with the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Convention"), there is an increasing likelihood that our manufacturing sites will be affected in some way over the next few years by regulation or taxation of greenhouse gas ("GHG") emissions. In addition, although the U.S. is not a signatory to the Convention, several states, including California, are implementing their own GHG regulatory programs, and a federal program in the U.S. is a possibility for the future. Several of our sites are subject to existing GHG legislation, but few have experienced or anticipate significant cost increases as a result, although it is likely that GHG emission restrictions will increase over time. Potential consequences of such restrictions include capital requirements to modify assets used to meet GHG restriction and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Chemical Facility Anti-terrorism Rulemaking

As required by the Homeland Security Appropriations Act of 2006, on April 9, 2007, the Department of Homeland Security issued the "Chemical Facility Anti-Terrorism Standards" or CFATS, an interim final rule establishing risk-based performance standards for the chemical industry. The majority of the standards went into effect on June 8, 2007 and require security vulnerability assessments and site security plans for facilities qualifying as high risk.

Since 2003, we have conducted security vulnerability assessments at our higher risk manufacturing facilities in the U.S. Those assessments led to changes in our operations in certain instances in an effort to ensure greater security. However, not all of our facilities, including some of our recently acquired sites, have been assessed. This second round of security vulnerability assessments under the CFATS regime will be based on the list of "Chemicals of Interest" (Appendix A) released on November 2, 2007 and will incorporate the volume of on-site chemicals, proximity of neighbors to a facility and other measures. Our operating locations with Appendix A chemicals meeting the volume

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

thresholds prepared and submitted the required initial reports by the January 22, 2008 submission deadline. We expect that the cost to perform the assessments is nominal. At this time, we do not know if we will need to implement any changes to our facilities based on the findings of the assessments, or what the nature or cost of such changes, if any, will be.

MTBE Developments

We produce MTBE, an oxygenate that is blended with gasoline to reduce vehicle air emissions and to enhance the octane rating of gasoline. Existing or future litigation or legislative initiatives restricting the use of MTBE in gasoline may subject us or our products to environmental liability or materially adversely affect our sales and costs. Because MTBE has contaminated some water supplies, its use has become controversial in the U.S. and elsewhere, and its use has been effectively eliminated in the U.S. market.

As a result of these developments, we currently market, either directly or through third parties, MTBE to customers located outside the U.S. for use as a gasoline additive. There are additional costs associated with sales to customers outside the U.S., which may result in decreased profitability compared to sales in the U.S. We may also elect to use all or a portion of our precursor TBA to produce saleable products other than MTBE. If we opt to produce products other than MTBE, necessary modifications to our facilities will require significant capital expenditures and the sale of such other products may produce a lower level of cash flow than that historically produced from the sale of MTBE.

Numerous companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, have been named as defendants in approximately 150 cases currently pending in U.S. courts that allege MTBE contamination in groundwater. In March 2007, we were named for the first time as a defendant in eight of those lawsuits. We learned that we were named in a ninth such lawsuit in January 2008. For more information, see "Note 21. Commitments and Contingencies." The plaintiffs in the MTBE groundwater contamination cases generally seek compensatory damages, punitive damages, injunctive relief, such as monitoring and abatement, and attorney fees. We currently have insufficient information to meaningfully assess our potential exposure in these cases. We believe that some of our liability in these cases, if any, is likely covered by insurance and/or indemnity agreements with prior owners. It is possible that we could be named as a defendant in additional existing or future MTBE contamination cases. We cannot provide assurances that adverse results against us in existing or future MTBE contamination cases will not have a material adverse effect on our business, results of operations and financial position.

23. CASUALTY LOSSES AND INSURANCE RECOVERIES

2005 U.S. Gulf Coast Storms

On September 22, 2005, we suspended operations at our Gulf Coast facilities in Texas and Louisiana as a result of a hurricane. In addition, we sustained property damage at our Port Neches and Port Arthur, Texas facilities as a result of the hurricane. We maintain customary insurance coverage for property damage and business interruption. With respect to coverage of these losses, the deductible for property damage was $10.0 million per site, while business interruption coverage does not apply for the first 60 days.

23. CASUALTY LOSSES AND INSURANCE RECOVERIES (Continued)

During 2006 and 2007, we recorded insurance recoveries of $26.5 million and $11.0 million, respectively, related to the 2005 Gulf Coast storms. We and our insurers are working to reach a settlement on the remainder of the insurance claim, and we can provide no assurance with respect to the ultimate resolution of this matter. Any future collections will represent income for us upon final settlement.

PORT ARTHUR, TEXAS PLANT FIRE

On April 29, 2006, our Port Arthur, Texas olefins manufacturing plant experienced a major fire. With the exception of cyclohexane operations at the site, which were restarted in June 2006, the remaining operations at the site were shutdown until we restarted operations in the fourth quarter of 2007. The Port Arthur manufacturing plant is covered by property damage and business interruption insurance. With respect to coverage for this outage, the deductible for property damage is $10.0 million and business interruption coverage does not apply for the first 60 days, subject to a combined deductible for property damage and business interruption of $60.0 million.

During the fourth quarter of 2006, we received insurance recovery advances of $150.0 million, of which $56.4 million was applied to our insurance receivable related to recovery of costs already incurred and $93.6 million was recorded as deferred insurance recovery gain in Accrued liabilities in our consolidated balance sheet (as of December 31, 2006). During 2007, we received additional recovery advances of $155.0 million, totaling $305.0 million of recovery advances through December 31, 2007. In addition, in December 2007, reinsurers agreed to pay an additional $20.0 million in recovery advances all of which was received by mid-February, 2008. The reinsurers have failed to process additional requests for interim claim recovery advances pending their further review and adjusting of the overall claim. On August 31, 2007, the reinsurers filed suit against us and IRIC, our captive insurance company, in the United States District Court for the Southern District of Texas seeking to compel arbitration of certain disputed claims or alternatively seeking a declaratory judgment on disputed claims. See "Note 21. Commitment and Contingencies—Legal Matters—Port Arthur Plant Fire Insurance Litigation."

During 2007, we incurred expenditures and losses for both property damage and business interruption as a result of the Port Arthur fire. During 2007, we incurred $51.6 million in repair and maintenance costs and $79.9 million of fixed costs during the business interruption period, all of which were charged to the deferred insurance recovery gain. The deferred insurance recovery gain is included in Accrued liabilities on our consolidated balance sheet.

The following table describes changes to the deferred insurance recovery gain during the years ended December 31, 2007 and 2006 (dollars in millions):

	2007	2006
Balance as of January 1	$ 93.6	$ —
Insurance recovery advances	175.0	150.0
Incurrence of repair and maintenance costs during the period	(51.6)	(17.2)
Incurrence of fixed costs during the business interruption period	(79.9)	(39.2)
Balance as of December 31	$137.1	$ 93.6

23. CASUALTY LOSSES AND INSURANCE RECOVERIES (Continued)

Future insurance recovery advances, if any, in excess of accrued fixed costs and other expenses relating to the damaged facilities will be recorded as a deferred gain, and any remaining deferred gains associated with this event will not be recognized in our consolidated statements of operations until final settlement is reached with our insurance carriers.

24. STOCKHOLDERS' EQUITY

On February 16, 2005, we completed an initial public offering of 55,681,819 shares of our common stock sold by us and 13,579,546 shares of our common stock sold by a selling stockholder, in each case at a price to the public of $23 per share, and 5,750,000 shares of our mandatory convertible preferred stock sold by us at a price to the public of $50 per share. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of our common stock. See "Note 2. Summary of Significant Accounting Policies—Net Income (Loss) per Share."

The net proceeds to us from our initial public offering of common and preferred stock were approximately $1.5 billion, substantially all of which was used to repay outstanding indebtedness of certain of our subsidiaries.

Dividends on Common Stock

During 2007, we paid quarterly cash dividends of $0.10 per share on March 30, June 29, September 28 and December 31, 2007, to common stockholders of record as of March 15, June 15, September 15 and December 15, 2007, respectively.

On February 8, 2008, our board of directors declared a $0.10 per share cash dividend, payable on March 31, 2008, to stockholders of record as of March 14, 2008.

Dividends on Mandatory Convertible Preferred Stock

In connection with the initial public offering of our 5% mandatory convertible preferred stock on February 16, 2005, we declared all dividends that will be payable on such preferred stock from the issuance through the mandatory conversion date, which is February 16, 2008. Accordingly, we recorded dividends payable of $43.1 million and a corresponding charge to net loss available to common stockholders during the year ended December 31, 2005. As of December 31, 2007, we had $3.6 million invested in government securities that are restricted to be used to satisfy our dividend payment obligations through the mandatory conversion date. We paid the final dividend in cash on February 16, 2008.

Redeemable Preferred Member's Interest

On September 30, 2002, we authorized the issuance of 18% cumulative preferred members' interest. The preferred members' interest had a liquidation preference of $395.0 million and was entitled to a cumulative preferred return equal to 18% per annum, compounded annually. As of December 31, 2004, the accumulated liquidation preference was $574.8 million. In connection with our initial public offering of common and preferred stock, we redeemed the preferred members' interest on February 16, 2005.

24. STOCKHOLDERS' EQUITY (Continued)

Common Interests

On September 30, 2002, we authorized and issued 10,000,000 Class A Common Units and 10,000,000 Class B Common Units. Both Class A Common Units and Class B Common Units had equal rights in our management and shared ordinary profits and losses equally. There were, however, special provisions governing distributions of proceeds until a certain specified level of proceeds had been distributed after which proceeds were distributed equally. All common interests were exchanged for common stock in connection with the initial public offering of common stock on February 16, 2005.

Tracking Preferred Interests

On June 30, 2003, one of our subsidiaries authorized and issued four series of tracking preferred interests (Series A, B, C, and D), that tracked the performance of the Huntsman Advanced Materials business (collectively, "Tracking Preferred Interests"). The Series A Tracking Preferred Interests had a liquidation preference equal to $128.3 million. The Series B Tracking Preferred Interests had a liquidation preference equal to $77.0 million, reduced by the amount of certain distributions to the holders of certain Class A Common Units. The Series C Tracking Preferred Interests had a liquidation preference equal to $231.0 million. The Series D Tracking Preferred Interests had a liquidation preference equal to $77.0 million, reduced by the amount of certain distributions to the holders of certain Class A Common Units. The Tracking Preferred Interests were not entitled to any return other than their liquidation preferences. The liquidation preferences were limited to the underlying investment in the Huntsman Advanced Materials business. The Tracking Preferred Interests did not have voting rights, and could be redeemed by us in connection with certain sale transactions for an amount equal to their unpaid liquidation preferences. All tracking preferred interests were exchanged for common stock in connection with the initial public offering of common stock on February 16, 2005.

25. STOCK-BASED COMPENSATION PLAN

Under the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"), a plan approved by stockholders, we may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to our employees and directors and to employees and directors of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2007, we were authorized to grant up to 21,590,909 shares under the Stock Incentive Plan, subject to the conditions noted below in connection with the Merger Agreement. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of our common stock on the date the option award is granted. Stock-based awards generally vest over a three-year period.

Under the Merger Agreement, we have agreed, among other things, that we will not grant or issue any capital stock or equity interests, other than (a) the issuance of common stock upon the exercise of stock options granted under the Stock Incentive Plan and outstanding on the date of the Merger Agreement, (b) upon the expiration of any restrictions on any restricted stock granted under the Stock Incentive Plan and outstanding on the date of the Merger Agreement, and (c) issuances of restricted stock or phantom stock granted after February 15, 2008 under the Stock Incentive Plan to employees and directors in amounts consistent with past practice or pursuant to action taken by our board of directors (or a committee thereof) and in aggregate not covering more than 600,000 shares of common

25. STOCK-BASED COMPENSATION PLAN (Continued)

stock, 50% of which will become fully vested and convert into the right to receive the merger consideration upon the effective time of the Merger and 50% of which will become fully vested and convert into the right to receive the merger consideration six months following the consummation of the Merger.

Upon consummation of the Merger, the restrictions applicable to each share of restricted common stock (including common stock underlying restricted common stock units and phantom stock) issued or granted pursuant to the Stock Incentive Plan shall immediately lapse, and, at the effective time of the Merger, each share of such common stock, restricted stock units and phantom stock will be converted into the right to receive the merger consideration. All options to acquire shares of common stock outstanding under the Stock Incentive Plan will vest immediately prior to the effective time of the Merger, and holders of such options will be entitled to receive an amount in cash equal to the excess, if any, of the merger consideration over the exercise price per share of common stock for each option. Any compensation cost that may result from the acceleration of vesting of stock-based awards in connection with the Merger will be recognized when the Merger is consummated.

The compensation cost from continuing operations for the Stock Incentive Plan was $24.6 million, $16.3 million, and $9.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the statement of operations for stock-based compensation arrangements was $7.6 million, nil and nil for the years ended December 31, 2007, 2006 and 2005, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Because we only became a publicly-held company in February 2005, expected volatilities are based on implied volatilities from the stock of comparable companies and other factors. The expected term of options granted is estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	Year ended December 31,		
	2007	2006	2005
Dividend yield	1.9%	—	—
Expected volatility	20.8%	23.1%	22.4%
Risk-free interest rate	4.7%	4.6%	3.9%
Expected life of stock options granted during the period	6.6 years	6.6 years	6.6 years

25. STOCK-BASED COMPENSATION PLAN (Continued)

Stock Options

A summary of stock option activity under the Stock Incentive Plan as of December 31, 2007 and changes during the year then ended is presented below:

Option Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(000)		(Years)	($000)
Outstanding at January 1, 2007	4,151	$21.72		
Granted	2,309	20.63		
Exercised	(99)	21.74		
Forfeited	(34)	21.74		
Outstanding at December 31, 2007	6,327	21.32	8.2	$27,715
Exercisable at December 31, 2007	2,151	22.03	7.4	7,902

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2007, 2006 and 2005 was $5.15, $7.27 and $7.49 per option, respectively. As of December 31, 2007, there was $14.4 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.2 years.

The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $0.2 million, nil and nil, respectively.

Nonvested Shares

Nonvested shares granted under the Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash. A summary of the status of our nonvested shares as of December 31, 2007 and changes during the year then ended is presented below:

	Equity Awards		Liability Awards	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
	(000)		(000)	
Nonvested at January 1, 2007	909	$21.73	46	$21.72
Granted	475	20.64	118	20.58
Vested	(375) (1)	22.01	(19)	21.97
Forfeited	(2)	20.91	—	—
Nonvested at December 31, 2007	1,007	21.12	145	20.76

(1) During the year ended December 31, 2007, 3,888 restricted stock units vested. These shares are not reflected as vested shares in this table because, in accordance with the restricted stock unit agreements, shares of common stock are not issued for vested restricted stock units until termination of employment.

25. STOCK-BASED COMPENSATION PLAN (Continued)

As of December 31, 2007, there was $13.8 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.5 years. The total fair value of shares that vested during the years ended December 31, 2007, 2006 and 2005 was $8.7 million, $6.3 million and nil respectively.

26. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consisted of the following (dollars in millions):

	December 31,				
	2007		2006		2005
	Accumulated income (loss)	Income (loss)	Accumulated income (loss)	Income (loss)	Income (loss)
Foreign currency translation adjustments, net of tax of $4.9 and $31.8 as of December 31, 2007 and 2006, respectively	$ 382.7	$130.8	$ 251.9	$165.9	$(233.6)
Employee benefit related adjustments, net of tax of $18.5 and $63.8 as of December 31, 2007 and 2006, respectively	(143.6)	184.1	(327.7)	(22.9)	15.0
Other comprehensive income (loss) of unconsolidated affiliates	9.3	2.0	7.3	—	(0.7)
Other	8.0	0.9	7.1	6.0	7.0
Total	$ 256.4	$317.8	$ (61.4)	$149.0	$(212.3)

During 2006, $49.4 million of foreign currency translation adjustments were reclassified to loss on disposal of discontinued operations for the U.K. Petrochemicals Disposition.

The adoption of SFAS No. 158 and related pension adjustments include the effect of the calculation of the additional minimum pension liability prior to the adoption of the SFAS No. 158, which is included in other comprehensive income, as well as the net effect of the adoption of SFAS No. 158, which is a direct adjustment to accumulated other comprehensive income.

Items of other comprehensive income (loss) of our Company and our consolidated affiliates have been recorded net of tax, with the exception of the foreign currency translation adjustments related to subsidiaries with earnings permanently reinvested. The tax effect is determined based upon the jurisdiction where the income or loss was recognized and is net of valuation allowances that have been recorded.

27. RELATED PARTY TRANSACTIONS

Our accompanying consolidated financial statements include the following transactions with our affiliates not otherwise disclosed (dollars in millions):

	Year ended December 31,		
	2007	2006	2005
Sales to:			
Unconsolidated affiliates	$170.9	$109.4	$137.2
Inventory purchases from:			
Unconsolidated affiliates	223.7	145.3	119.1

We have agreed with the Jon and Karen Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that we will donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. We have agreed to complete this donation on the earlier of November 30, 2009 or the date on which we occupy less than 20% of the two main floors of the Salt Lake City office building. Under certain circumstances, after we make this donation we will have the right, but not the obligation, to lease space in the Salt Lake City office building from the foundation.

Through May 2002, we paid the premiums on various life insurance policies for Jon M. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $1.5 million, which represents the insurance premiums paid on his behalf through May 2002. This amount is included in other noncurrent assets on the accompanying balance sheets.

Wayne A. Reaud, a member of our board of directors, is of counsel to the law firm of Reaud, Morgan & Quinn. We pay the firm $200,000 per year for legal services. Mr. Reaud has no interest in the firm or in the proceeds for current work done at the firm. As of counsel, the law firm provides Mr. Reaud with an office and certain secretarial services.

28. OTHER OPERATING (INCOME) EXPENSE

Other operating (income) expense consisted of the following (dollars in millions):

	2007	2006	2005
Gain on sale of business/assets, net	$(69.8)	$ (92.4)	$(1.0)
Foreign exchange losses	13.9	0.5	29.1
Bad debts	3.0	6.4	4.2
Legal and contract settlements—net	6.3	—	—
Insurance recoveries	(11.0)	(35.3)	—
Other, net	3.2	7.2	(1.2)
Total other operating (income) expense	$(54.4)	$(113.6)	$31.1

29. OPERATING SEGMENT INFORMATION

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. We have reported our operations through six segments: Polyurethanes, Materials and Effects, Performance Products, Pigments, Polymers and Base Chemicals. We have organized our business and derived our operating segments around differences in product lines.

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, PO, polyols, PG, TPU, aniline and MTBE
Materials and Effects(1)	epoxy resin compounds and formulations; cross-linking, matting and curing agents; epoxy, acrylic and polyurethane-based adhesives, tooling resin formulations, textile chemicals and dyes
Performance Products	amines, surfactants, LAB, maleic anhydride, other performance chemicals, EG, olefins and technology licenses
Pigments	titanium dioxide
Polymers(1)(2)(3)	LDPE and LLDPE, polypropylene, EPS, styrene and APAO
Base Chemicals(3)(4)	olefins and cyclohexane
Corporate and other(2)(4)	Styrene

(1) Effective January 1, 2007, the results of our APAO facility were reported in our Materials and Effects segment. These results were previously reported in our Polymers segment. All segment information for prior periods has been reclassified to reflect this transfer.

(2) During 2007, our Australian styrenics business was transferred from our Polymers segment to Corporate and other. All segment information has been reclassified to reflect this transfer.

(3) In a series of transactions completed in 2006 and 2007, we sold substantially all of our Polymers and Base Chemicals operations. For more information, see "Note 3. Discontinued Operations."

(4) Effective in the fourth quarter of 2007, the results of our former U.S. butadiene and MTBE business were reported in Corporate and other. These results were previously reported in our Base Chemicals segment. All segment information has been reclassified to reflect this transfer.

Sales between segments are generally recognized at external market prices and are eliminated in consolidation except between continuing and discontinued operations. We use EBITDA to measure the financial performance of our global business units and for reporting the results of our operating segments. This measure includes all operating items relating to the businesses. The EBITDA of

29. OPERATING SEGMENT INFORMATION (Continued)

operating segments excludes items that principally apply to our company as a whole. The revenues and EBITDA for each of our reportable operating segments are as follows (dollars in millions):

	December 31,		
	2007	2006	2005
Net Sales:			
Polyurethanes	$ 3,812.6	$ 3,457.2	$3,396.3
Materials and Effects	2,419.3	1,792.4	1,237.3
Performance Products	2,309.8	2,036.8	2,025.4
Pigments	1,108.9	1,057.8	1,052.8
Corporate and other	155.1	537.6	839.8
Eliminations	(154.9)	(150.9)	(105.7)
Total	$ 9,650.8	$ 8,730.9	$8,445.9
Segment EBITDA(1):			
Polyurethanes	$ 591.7	$ 582.5	$ 676.3
Materials and Effects	198.8	154.1	153.4
Performance Products	201.9	207.8	164.9
Pigments	51.2	112.8	115.3
Corporate and other(2)	(341.5)	(60.7)	(585.0)
Subtotal	702.1	996.5	524.9
Polymers(3)	(197.3)	121.1	165.8
Base Chemicals(3)	(130.0)	(86.4)	222.7
Total	374.8	1,031.2	913.4
Interest expense, net	(285.6)	(350.7)	(426.6)
Income tax benefit—continuing operations	12.1	50.3	67.0
Income tax benefit (expense)—discontinued operations and cumulative effect of changes in accounting principle	139.5	(35.3)	(87.6)
Depreciation and amortization	(412.9)	(465.7)	(500.8)
Net (loss) income	$ (172.1)	$ 229.8	$ (34.6)
Depreciation and Amortization:			
Polyurethanes	$ 150.1	$ 142.1	$ 147.4
Materials and Effects	43.0	46.9	47.4
Performance Products	61.4	54.1	56.6
Pigments	90.3	79.7	77.0
Polymers	21.6	45.4	48.9
Base Chemicals	11.2	57.7	72.0
Corporate and other(2)	35.3	39.8	51.5
Total	$ 412.9	$ 465.7	$ 500.8
Capital Expenditures:			
Polyurethanes	$ 119.6	$ 81.6	$ 106.6
Materials and Effects	89.4	52.3	27.4
Performance Products	148.1	89.3	44.2
Pigments	103.6	40.5	38.4
Polymers	12.0	208.7	59.0
Base Chemicals	176.8	60.8	40.0
Corporate and other(2)	15.6	16.7	23.1
Total	$ 665.1	$ 549.9	$ 338.7

29. OPERATING SEGMENT INFORMATION (Continued)

	December 31,		
	2007	2006	2005
Total Assets:			
Polyurethanes	$ 5,059.8	$ 4,598.7	
Materials and Effects	2,006.1	1,765.4	
Performance Products	2,215.6	1,882.5	
Pigments	1,656.6	1,601.0	
Polymers	—	729.8	
Base Chemicals	—	500.0	
Corporate and other(2)	(2,772.5)	(2,632.5)	
Total	$ 8,165.6	$ 8,444.9	

(1) Segment EBITDA is defined as net income (loss) before interest, income tax, depreciation and amortization, and certain corporate and other items.

(2) Corporate and other items includes unallocated corporate overhead, loss on sale of accounts receivable, foreign exchange gains or losses, step accounting impacts, our Australian styrenics business, results of our former U.S. butadiene and MTBE business and other non-operating income (expense).

(3) The operating results of our polymers and base chemicals businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded for all periods presented. The EBITDA of our polymers business is included in the Polymers segment EBITDA and the EBITDA of our base chemicals business is included in the Base Chemicals segment EBITDA for all periods presented. For more information, see "Note 3. Discontinued Operations."

	December 31,		
	2007	2006	2005
By Geographic Area			
Revenues:			
United States	$ 4,788.4	$ 5,080.0	$ 5,219.3
Netherlands	2,172.7	1,946.8	1,838.9
Other nations	6,037.9	4,261.9	3,543.4
Eliminations	(3,348.2)	(2,557.8)	(2,155.7)
Total	$ 9,650.8	$ 8,730.9	$ 8,445.9
Long-lived assets(1):			
United States	$ 1,533.5	$ 2,078.2	
Netherlands	402.7	349.3	
Other nations	1,826.4	1,631.9	
Total	$ 3,762.6	$ 4,059.4	

(1) Long lived assets are made up of property, plant and equipment.

30. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

A summary of selected unaudited quarterly financial data for the years ended December 31, 2007 and 2006 is as follows (dollars in millions):

	Three months ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$2,251.9	$2,471.3	$2,423.7	$2,503.9
Gross profit	391.0	387.6	400.7	360.4
Restructuring, impairment and plant closing costs	11.2	13.2	9.1	8.4
Income (loss) from continuing operations	47.4	62.5	(136.3)	77.9
Income (loss) before extraordinary loss	44.2	(62.0)	(150.0)	2.2
Net income (loss)	46.6	(70.9)	(150.0)	2.2
Basic income (loss) per share:				
Income (loss) from continuing operations	0.21	0.28	(0.62)	0.35
Income (loss) before extraordinary loss	0.21	(0.28)	(0.68)	0.01
Net income (loss)	0.21	(0.32)	(0.68)	0.01
Diluted income (loss) per share:				
Income (loss) from continuing operations	0.20	0.27	(0.62)	0.33
Income (loss) before extraordinary loss	0.19	(0.27)	(0.68)	0.01
Net income (loss)	0.20	(0.30)	(0.68)	0.01

	Three months ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues	$2,045.2	$2,287.9	$2,250.0	$2,147.8
Gross profit	338.5	393.4	358.4	332.2
Restructuring, impairment and plant closing costs	8.1	1.2	3.5	2.5
Income from continuing operations	39.4	177.1	58.2	32.1
Income (loss) before extraordinary gain	69.0	212.4	(189.5)	82.0
Net income (loss)	69.0	262.9	(182.3)	80.2
Basic income (loss) per share:				
Income from continuing operations	0.18	0.80	0.26	0.15
Income (loss) before extraordinary gain	0.31	0.96	(0.86)	0.37
Net income (loss)	0.31	1.19	(0.83)	0.36
Diluted income (loss) per share:				
Income from continuing operations	0.17	0.76	0.26	0.14
Income (loss) before extraordinary gain	0.30	0.91	(0.81)	0.35
Net income (loss)	0.30	1.13	(0.78)	0.34

During the fourth quarter of 2007, we began reporting the results of our U.S. base chemicals business as discontinued operations. All prior quarter information previously reported in our Quarterly Reports on Form 10-Q has been reclassified to conform to the current presentation.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of February 21, 2008, there were approximately 153 stockholders of record and the closing price of our common stock on the New York Stock Exchange was $22.64 per share.

The reported high and low sale prices of our common stock on the New York Stock Exchange for each of the periods set forth below are as follows:

Period	High	Low
2007		
First Quarter	$21.92	$18.74
Second Quarter	24.39	18.40
Third Quarter	28.40	22.24
Fourth Quarter	27.00	23.60

Period	High	Low
2006		
First Quarter	$23.62	$16.99
Second Quarter	19.98	16.34
Third Quarter	18.86	15.62
Fourth Quarter	19.24	16.81

Dividends

During 2007, we paid quarterly cash dividends of $0.10 per share on March 30, June 29, September 28, and December 31, 2007 to common stockholders of record as of March 15, June 15, September 15, December 15, 2007, respectively. On February 8, 2008, our board of directors declared a $0.10 per share cash dividend, payable on March 31, 2008, to stockholders of record as of March 14, 2008. We paid no dividends on our common stock in 2006.

Purchases of Equity Securities by the Company

Neither we nor any "affiliated issuer" (as such term is defined in Rule 10b-18(a)(3) promulgated under the Securities Exchange Act of 1934, as amended) made any purchase of our equity securities during the fourth quarter of the fiscal year ended December 31, 2007.

Stock Performance Graph


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Huntsman Corporation
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S&P 500 Chemicals

CORPORATE INFORMATION

HEADQUARTERS
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-281-719-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP

STOCKHOLDERS INQUIRIES
Inquiries from stockholders and other interested parties regarding our company are always welcome. Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5860
Fax: +1-801-584-5788
Email: *ir@huntsman.com*

STOCK LISTING
Our common stock is listed on the New York Stock Exchange under the symbol HUN.

HUN
LISTED
NYSE

STOCK TRANSFER AGENT
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Domestic Toll Free No.: 1-877-296-3711
Hearing impaird - TDD: 1-800-231-5469
International No.: 1-201-680-6685
Email address: *shrrelations@bnymellon.com*
Website: *www.bnymellon.com/shareowner/isd*

Send certificates for transfer and address changes to:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

ANNUAL MEETING
The 2008 annual meeting of stockholders will be held on Wednesday, November 19, 2008 at 8:30 a.m., local time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010.

WEBSITE
www.huntsman.com

CERTIFICATIONS
We have submitted to the NYSE the annual CEO certification for 2007 required under Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2007 the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act.

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical are forward-looking statements. These statements are based on management's current belief and expectations. The forward-looking statements in this report are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect our operations, markets, products, services, prices and other factors as discussed in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. In addition, completion of transactions of the type described in this report are subject to a number of uncertainties and to negotiation and execution of definitive agreements among the parties and closing will be subject to approvals and other customary conditions. Accordingly, there can be no assurance that the transactions will be completed or that our expectations will be realized. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

HUNTSMAN

Enriching lives through innovation

Huntsman Corporation

10003 Woodloch Forest Drive

The Woodlands, Texas 77380

USA

www.huntsman.com

END